Exhibit 99.1

Stantec Inc. 1 2013 Annual Report Design with community in mind STN TSX NYSE

Table of Contents 3 Stantec At a Glance 18 2013 Financial Summary and Highlights 20 Report to Shareholders 23 Board of Directors IBC Locations IBC Shareholder Information Management’s Discussion and Analysis M– 1 Executive Summary M– 3 Core Business and Strategy M– 8 Key Performance Drivers and Capabilities M– 15 Results M– 48 Outlook M– 55 Critical Accounting Estimates, Developments, and Measures M– 65 Risk Factors M– 73 Controls and Procedures M– 74 Corporate Governance M– 75 Subsequent Events M– 76 Cautionary Note Regarding Forward-Looking Statements Consolidated Financial Statements F– 1 Management Report F– 2 Independent Auditors’ Report of Registered Public Accounting Firm F– 3 Independent Auditors’ Report on Internal Control Over Financial Reporting F– 4 Consolidated Statements of Financial Position F– 5 Consolidated Statements of Income F– 6 Consolidated Statements of Comprehensive Income F– 7 Consolidated Statements of Shareholders’ Equity F– 8 Consolidated Statements of Cash Flows F– 9 Notes to the Consolidated Financial Statements 2013 Stantec Annual Report 2

Who is Stantec? We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind. The Stantec community unites more than 13,000 employees working in over 200 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec Inc. 3

How do we make a difference in the world? By creating communities. This is our purpose. 4 2013 Stantec Annual Report

What do we stand for? Design with community in mind. This is our promise. Stantec Inc. 5

What is our business objective? To be a top 10 global design firm. Being recognized for the quality of our work among the top 10 firms in our industry Working on complex projects for top, long-term clients Attracting and retaining highly talented, innovative employees 6 2013 Stantec Annual Report

Stantec Inc. 7

How do we act? We achieve success by living our values, which also drive our strategy. We Put People First We will evolve by attracting talent and developing our people. We will engage and develop leadership and focus on a diverse and inclusive work environment. We Are Better Together When we combine our strengths, we truly reach our full potential as an organization and as a trusted advisor to our clients. 8 2013 Stantec Annual Report

What is our strategy? We seek to achieve our business objective by executing the following strategies: Design. Focusing on professional consulting, we take on little or no construction risk Community presence. Using the strength of our local position to bring our world-class expertise to the communities in which we live and work Local and global client focus. Driving a client-focused culture through cross-selling efforts, account management strategies, and strong local relationships Culture of excellence. Focusing on quality and creativity to provide value-added services through integrated quality management systems Top-tier positioning. Positioning ourselves among the top-tier service providers in the sectors and geographic locations in which we operate Expansion of capabilities and geographic reach. Expanding our capabilities and geographic reach through strategic hires and the acquisition and integration of firms that share our vision and culture Diversification. Pursuing project and client diversification through a three-dimensional business model, thereby mitigating risk We Do What Is Right Our high standard of business practices is articulated in our project management frameworks, code of ethics, and policies and practices. Working with integrity is a promise we make to our clients, colleagues, and shareholders. We Are Driven To Achieve Achievement at every level begins and ends with a firm commitment to being the best that we can be. We are committed to being a top 10 global design firm and plan on achieving an average compound growth rate of 15%. Stantec Inc. 9

Sustainability Sustainability matters. It’s important to us to walk the talk internally and also provide leading-edge sustainability services to our clients. We commit to doing what is right by demonstrating the values of social, economic, and environmental responsibility, and fostering a culture of health and safety within Stantec and with the communities we serve. In 2014, our externally focused sustainability efforts will be in developing our capabilities and strengthening our leadership in the emerging ?elds of Integrated Infrastructure and Climate Change Adaptation. Internally, we strive to increase resource efficiency and reduce our operational environmental impacts. For more information, please refer to our annual Sustainability Report at stantec.com. 10 2013 Stantec Annual Report

Stantec Inc. 11

Community Engagement At Stantec, we aim to make lasting connections with the communities where we live and work. We partner with a number of charitable and community organizations regularly to help support the growth and development of everything from social projects to environmental projects to charitable initiatives. We target donating 1% of our annual pre-tax pro?ts, through direct cash contributions or services in kind, to charitable or not-for-pro?t endeavors in the arts, education, environment, and health and wellness. Our purpose—to Create Communities—speaks to the importance of being active members of our communities. In 2013, we held a Company-wide Stantec in the Community Day so that our employees could spend the day volunteering in their communities—this is in addition to the many community outreach activities we already participate in throughout the year. 12 2013 Stantec Annual Report

I Create
Community.
I am Stantec.

Stantec Inc. 13

Stantec Inc. 13

2013 Business Model Stantec is recognized as a leader in our industry because we perform consistently for our clients and staff, which creates value for our investors. Our knowledge that we are better together, our commitment to having a strong local presence in our communities, our ability to build trusted client relationships, and our focus on design are core elements of our strategy. In 2013, we provided services in five specialized and distinct practice area units: Buildings, Environment, Industrial, Transportation, and Urban Land. Focusing on this combination of services helped differentiate us from our competitors and allowed us to enhance our presence in new geographic locations and markets. Geographic Diversification 2013 Gross Revenue by Regional Operating Unit 58% Canada 39% United States 3% International Buildings Canada Environment Industrial United States Transportation International Urban Land Life Cycle 14 2013 Stantec Annual Report

Practice Area Unit Specialization 2013 Gross Revenue by Practice Area Unit 18% Buildings 33% Environment 24% Industrial 15% Transportation 10% Urban Land Buildings Our Buildings team works with our clients to design high-performance, cost-effective, and sustainable buildings. Environment Our Environment team provides our clients with integrated, professional, and sustainable solutions to their environmental concerns. Industrial Our Industrial team provides integrated, practical solutions for complex industry projects that meet functional needs and are sensitive to the environment. Transportation Our Transportation team provides a full range of innovative services to facilitate the safe and efficient movement of people and goods through various modes of transportation. Urban Land Our Urban Land team works to enhance the quality of life where people work, live, and play by providing client solutions that are environmentally responsible, aesthetically beautiful, functional, economical, and technically sound. Stantec Inc. 15

2014: We’re Evolving Providing quality services to our clients remains critical to our success, while our regions—our communities—remain at the heart of who we are. To continue to evolve our client-focused culture to best meet our clients’ needs, effective January 1, 2014, we are realigning our organizational structure from practice area units to focus on three business operating units: Buildings, Energy & Resources, and Infrastructure. Our matrix-based business model and leadership structure will remain organized around geographic diversification and business operating units, and we will continue providing services throughout the project life cycle. We believe the realignment to business operating units will allow us to better support our clients create stronger accountability for our leadership team better position us for future growth and success while maintaining the core elements of our strategy 2013 Gross Revenue by Business Operating Unit 22% Buildings 43% Energy & Resources 35% Infrastructure Regional Operating Units (ROUs) States Canada International Regional Operating Units (ROUs) Business Operating Units (BOUs) Airports & Aviation Education & Institutional Science & Technology Industrial Buildings Healthcare Commercial Power Mining Oil & Gas Water Community Development Roadways Bridges Transit & Rail United States International 16 2013 Stantec Annual Report

Business Operating Units Buildings Our focus is front-end services in architecture, buildings engineering, and functional planning for vertical infrastructure. The majority of our revenue relates to private sector clients, with the remaining revenue earned from state and provincial clients. We provide services in the following sectors: Airports & Aviation, Commercial, Education & Institutional, Healthcare, Industrial Buildings, and Science & Technology. Energy & Resources Our focus is front-end environmental services and industrial engineering services primarily for private sector clients in the Mining, Oil & Gas, and Power sectors. Infrastructure Our focus is front-end design and engineering services, with a small portion from construction management. We provide services in the Community Development, Transportation (Bridges, Roadways, Transit & Rail), and Water sectors. Community Development primarily serves private sector clients; Transportation and Water sectors primarily serve public sector clients. 17 Stantec Inc.

2013 Financial Summary and Highlights 13IFRS 12IFRS ** IFRS 11 10IFRS 09* (In thousands of Canadian dollars, except per share amounts and ratios) Gross revenue 2,236,410 1,870,259 1,683,403 1,513,062 1,519,865 Net revenue 1,832,379 1,553,814 1,378,547 1,226,040 1,242,942 EBITDA (1) 261,156 220,996 195,727 185,391 182,412 Income before taxes (2) 198,912 164,458 49,676 134,779 91,666 Net income (2) 146,201 121,019 12,662 94,741 55,940 Current assets 726,231 582,966 529,153 500,944 409,253 Property and equipment 133,534 114,994 107,853 113,689 108,256 Current liabilities 406,984 340,780 327,516 323,992 283,811 Long-term debt 200,943 256,408 236,601 275,636 198,769 Shareholders’ equity 892,634 727,025 627,048 615,585 547,394 Cash and short-term deposits 143,030 40,708 36,111 62,731 14,690 Gross revenue backlog (3) 1,413,000 1,272,000 1,120,000 1,043,000 948,000 Earnings per share – basic (2) 3.16 2.65 0.28 2.07 1.23 Earnings per share – diluted (2) 3.14 2.64 0.28 2.06 1.22 Current ratio 1.78 1.71 1.62 1.55 1.44 Net debt to equity ratio 0.11 0.36 0.41 0.42 0.40 Weighted average number of shares outstanding 46,255,231 45,751,828 45,638,311 45,690,555 45,544,688 Shares outstanding 46,576,132 45,983,894 45,523,585 45,768,320 45,716,820 Shares traded 26,665,130 42,202,861 42,741,114 36,927,790 40,881,633 TSX (In Canadian dollars) High (4) 72.34 41.32 30.33 30.40 30.85 Low (4) 38.30 25.91 21.50 22.79 18.56 Close 65.86 39.75 27.57 27.73 30.40 NYSE (In US dollars) High (4) 68.05 41.82 31.89 29.29 29.53 Low (4) 38.25 25.74 20.96 20.80 14.19 Close 62.00 40.10 27.25 27.97 28.84 (1) EBITDA is calculated as income before income taxes less net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment. (2) The ?gures for 2009 and 2011 are after a goodwill impairment charge. (3) This information is audited for 2013 and unaudited otherwise. (4) High and low prices for common shares on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) during the 52 weeks ended December 31, 2013, are the intraday prices. * 2009 numbers are not restated for compliance with IFRS but are reported under Canadian GAAP (CGAAP) effective in the year concerned. ** Certain ?gures for 2012 have been restated due to the adoption of IFRS 10 and 11. 18 2013 Stantec Annual Report

Gross Revenue

Net Income

160
120
80
40
0
09 10 11 12 13
Net Income
Net Income before Goodwill Impairment

Diluted EPS

$4.00
$3.00
$2.00
$1.00
0
09 10 11 12 13
EPS - Diluted
EPS - Diluted before Goodwill Impairment

Gross Revenue Backlog

EBITDA

Cash Flow

Why invest in Stantec?
Because we are driven to achieve long-term shareholder value.

$0.66
Annual Dividend per Share

18.2%
Return on Equity

12.0%
5 Year CAGR*
Diluted EPS Growth

125.3%
5 Year Shareholder Return

* Compound Annual Growth Rate

Stantec Inc. 19

Gross Revenue 2,500 2,000 1,500 1,000 500 0 09 10 11 12 13 Diluted EPS EPS—Diluted EPS Goodwill —Diluted Impairment before $4.00 $3.00 $2.00 $1.00 0 09 10 11 12 13 EBITDA 300 225 150 75 0 09 10 11 12 13 Net Income 160 120 80 40 0 09 10 11 12 13 Net Income Goodwill Net Income Impairment before Gross Revenue Backlog 1,600 1,200 800 400 0 09 10 11 12 13 Cash Flow Free Cash Flow Operating Cash Flow 300 225 150 75 0 09 11 12 All charts represent millions of Canadian dollars, except for diluted EPS. All numbers are in compliance with IFRS, except 2009 numbers, which are reported under CGAAP. Figures for 2012 are restated for IFRS 10 and 11. 18.2% Return on Equity 12.0% 5 Year CAGR* Diluted EPS Growth 125.3% 5 Year Shareholder Return * Compound Annual Growth Rate Stantec Inc. 19

Report to Shareholders We exceeded our expectations at Stantec in 2013 with strong growth that demonstrates the Company’s ability to capitalize on market opportunities. These results are possible only because of our employees who deliver every day on our promise to design with community in mind. As Stantec continues to grow, we are evolving the Company in preparation for greater success. Our business objective is to be a top 10 global design firm. It’s a bold objective, but one we take seriously. We do this by focusing on what we do best—providing planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, and project management services that solve tough challenges and make communities stronger. In 2013, we began the process of realigning Stantec’s internal structure to better align with the business of our clients. Effective January 1, 2014, the Company evolved from practice area units to focus on three business operating units: Buildings, Energy & Resources, and Infrastructure. The realignment allows us to better support our clients, create stronger accountability for our leadership team, and better position the Company for future growth and success while maintaining the core elements of our strategy. Stantec achieved strong organic revenue growth in 2013, with positive momentum every quarter. We also maintained a strong balance sheet, an increase 20 2013 Stantec Annual Report in operating cash ?flows, and increases in both gross and net revenue. Diluted earnings per share also increased, providing greater value to our shareholders. In September, we strengthened our brand and launched a renewed visual identity to articulate the Company’s ongoing commitment to community, creativity, and client relationships. The renewal supports Stantec’s strategy to provide integrated services to our clients in various sectors across many regions. We celebrated by holding Stantec in the Community Day that saw thousands of our staff volunteer in their communities. The response was so overwhelmingly positive that I am pleased to announce that we will continue the tradition every year. The realignment of our organization and the renewal of our brand, together with our refreshed visual identity, have resulted in Stantec being well positioned for future growth by capitalizing on market opportunities with our integrated expertise and geographic reach. A key area where our Company saw the positive results of our integrated expertise in 2013 was in resource-related sectors. Our Environment and Industrial practices combined their strengths to respond to increased activity in large-scale projects in Canada’s oil and gas sector. The desire to transport Canadian oil and gas products for export has generated opportunities for interprovincial pipelines and associated marine facilities. Robust activity also supported continual assessment, planning, and permitting work. During the year, Stantec continued to benefit from long-term client relationships in Canada and the United States, resulting in increased opportunities in alternative project delivery models, such as design-build and P3s. One recent project—resulting from our Company’s reputation with the US federal government and design-build contractors, our local presence, and our expertise in the water business—was the opportunity to be the lead engineer and architect for PCCP Constructors, a joint venture selected for a contract with the US Army Corps of Engineers, New Orleans District. This is a life-changing and innovative project that we are very proud to be part of. The integration of acquisitions over the past two years increased our presence in local US markets, allowing Stantec to secure more design-build opportunities. Positive results were evident when our Company was awarded the Construction Management Services Contract for the Westside Subway Transit Corridor project in Los Angeles, California—one of the most regionally significant infrastructure programs and one of the largest transportation programs in the United States. Related to this project, we also secured the Construction Management Support Services Contract renewal with the Los Angeles County Metropolitan Transportation Authority for certain major capital projects. At Stantec, we are committed to the communities we serve because we are part of them. That commitment to our communities, across North America and internationally, is resulting in Stantec increasing our critical mass where we are now leveraging that local strength to pursue greater opportunities. While 2013 was a very good year for Stantec, we are already looking to the future. We understand we need to continue to evolve and adapt to new markets. The world is changing, and we are evolving to meet those changes. The success of any company depends on the engagement of its staff. This past year, our hardworking employees demonstrated their engagement with Stantec and the communities we collectively serve. They found ways to provide creative solutions for our clients every day. In exceeding client expectations, they supported Stantec in exceeding its expectations. As we look forward to 2014, we believe we are a stronger company because of our employees’ efforts. We thank them for keeping our promise to design with community in mind, we thank our clients for entrusting us with their projects, and we thank you, our shareholders, for your commitment to Stantec. Bob Gomes, P.Eng. President & CEO Stantec Inc. 21

22 2013 Stantec Annual Report

Board of Directors At Stantec, we know that the integrity of a company’s board of directors sets the tone for its operations; therefore, we have a remarkable group of qualified, knowledgeable directors in place. All members of our board fulfill their roles to guide the management of the Company’s business and affairs while adhering to sound corporate governance practices in three major areas: stewardship, independence, and expertise. Aram H. Keith Chair of the Board of Directors, Stantec Inc., Monarch Beach, California Robert J. Gomes President & CEO, Stantec Inc., Edmonton, Alberta Douglas K. Ammerman Director, Stantec Inc., Laguna Beach, California David L. Emerson Director, Stantec Inc., Vancouver, British Columbia Dr. Delores M. Etter Director, Stantec Inc., Dallas, Texas Anthony P. Franceschini Director, Stantec Inc., Edmonton, Alberta Susan E. Hartman Director, Stantec Inc., Evergreen, Colorado Donald J. Lowry Director, Stantec Inc., Edmonton, Alberta Ivor M. Ruste Director, Stantec Inc., Calgary, Alberta Corporate Officers Aram H. Keith Chair of the Board of Directors Robert J. Gomes President & CEO Daniel J. Lefaivre Executive Vice President & CFO Richard K. Allen Executive Vice President & COO Paul J.D. Alpern Senior Vice President, Secretary Stantec Inc. 23

24 2013 Stantec Annual Report

Management’s

Discussion and Analysis

February 26, 2014

This discussion and analysis of Stantec Inc.’s operations, financial position, and cash flows for the year ended December 31, 2013, dated February 26, 2014, should be read in conjunction with the Company’s 2013 audited consolidated financial statements and related notes for the year ended December 31, 2013. Our 2013 audited consolidated financial statements and related notes are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise indicated, all amounts shown below are in Canadian dollars.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this Management’s Discussion and Analysis.

Executive Summary

Core Business and Strategy

•	We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. We provide professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics. Our promise is to “design with community in mind.”

•	Our business objective is to be a top 10 global design firm. We plan to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth.

•	To achieve our business objective, we focus on the following: using the strength of our local positioning to bring our world-class expertise to the communities in which we live and work; driving a client-focused culture through cross-selling efforts, account management strategies, and strong local relationships; focusing on quality and creativity; positioning ourselves among the top-tier service providers in the sectors and geographic locations in which we operate; and expanding our capabilities and geographic reach through strategic hires and the acquisition and integration of firms that share our vision and culture.

Key Performance Drivers and Capabilities

•	Our performance is driven by external factors in the infrastructure and facilities industry and by internal strategic drivers and capabilities that are articulated through our value statements: we put people first, we are better together, we do what is right, and we are driven to achieve.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Results

•	Increased profitability and strong organic growth. Our gross revenue grew 19.6% in 2013 compared to 2012. Of this gross revenue growth, 8.8% was organic due to increased project activity from the oil and gas and transportation sectors. We achieved an 18.1% increase in our EBITDA, which is our net income before interest expense, income taxes, depreciation, and amortization. (The terms “gross revenue” and “EBITDA” are defined in Definition of Additional IFRS Measures and Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.) Net income increased 20.8% to $146.2 million compared to $121.0 million in 2012, and our diluted earnings per share increased 18.9% to $3.14 compared to $2.64 in 2012.

•	Growth through acquisition. Acquisitions completed in 2012 and 2013 contributed $180.6 million to the increase in our gross revenue in 2013 compared to 2012. We completed five acquisitions in 2013 and seven in 2012.

•	Strong balance sheet and liquidity. Our balance sheet remains solid. The strong cash flows generated from operations supported acquisition growth, reduced long-term debt, and continued dividends. During the year, we extended the maturity date of our existing $350-million revolving credit facility to August 31, 2017. As at December 31, 2013, $297.8 million of additional borrowing was available under our revolving credit facility for future acquisitions, working capital needs, and general corporate purposes.

•	Evolution to business operating units. In 2014, we will realign our organizational structure from practice area units to three business operating units: Buildings, Energy & Resources, and Infrastructure. Our matrix-based business model and leadership structure will remain structured around geographic diversification and business operating units, and we will continue providing services throughout the project life cycle. We expect the realignment will allow us to better support our clients and better align us with their business drivers.

Outlook

•	We believe that we will achieve a moderate increase in organic gross revenue in 2014, with an approximate 4.0% increase compared to 2013. We expect to achieve moderate growth in each of our Canadian, US, and International operations. Compared to 2013, our anticipated 2014 organic gross revenue outlook for our Buildings business operating unit is stable growth and our Energy & Resources and Infrastructure business operating units are moderate growth.

Risks

•	Various risk factors could cause our actual results to differ materially from those projected in the Outlook section and forward-looking statements of this report. The material, known risks are described in the Risk Factors section of this report. We expect that the global economic environment will continue to modestly improve; however, pressures such as increased competition, margin compression, project delays, and fiscal rebalancing are lingering. Pressures and uncertainties related to economic recovery, volatility in the Canadian/US exchange rate, volatility in energy and commodity prices, and public infrastructure funding may adversely impact our outlook for 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Core Business and Strategy

Core Business

We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

Business Objective

We are focused on designing for the world around us, and that is why our business objective is to be a top 10 global design firm. We believe continued growth will increase shareholder value and give our employees the opportunity to bring their talent and expertise to top clients with complex projects that span multiple disciplines around the world. We plan to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth.

Strategy

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to Cautionary Note Regarding Forward-Looking Statements at the end of this report.

To establish a clear plan for achieving our business objective, we have a strategic planning process that consists of three-year cycles between comprehensive strategic review years and interim execution years. In a comprehensive planning year, the long-range (five-year) strategy is developed. In the three interim years, we focus on the implementation and execution of the long-range strategy. Following the 2012 comprehensive planning year, 2013 and 2014 are execution years.

We focused on the execution of our strategy in 2013, the first year of our five-year comprehensive strategic plan. We set out a new purpose—to create communities—and a new promise—to design with community in mind. We also redefined our value system, as follows:

•	We put people first
•	We are better together
•	We do what is right
•	We are driven to achieve

Within the value statements, we identified initiatives relating to human capital, learning and growth, clients, business processes, and operational and financial performance.

In 2013, we focused on Company-wide communication of action-oriented values that provide the foundation for the strategic plan, execution of initiatives related to each actionable value, and concentration of our efforts on achieving anticipated outcomes and results. We saw progress in each of the actionable values in 2013. (Our four value statements are further described in the Key Performance Drivers and Capabilities section of this report.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

We seek to achieve our business objective by executing the following strategies:

•	Design. Focusing on professional consulting, we take on little or no construction risk

•	Community presence. Using the strength of our local position to bring our world-class expertise to the communities in which we live and work

•	Local and global client focus. Driving a client-focused culture through cross-selling efforts, account management strategies, and strong local relationships

•	Culture of excellence. Focusing on quality and creativity to provide value-added services through integrated quality management systems

•	Top-tier positioning. Positioning ourselves among the top-tier service providers in the sectors and geographic locations in which we operate

•	Expansion of capabilities and geographic reach. Expanding our capabilities and geographic reach through strategic hires and the acquisition and integration of firms that share our vision and culture

•	Diversification. Pursuing project and client diversification through a three-dimensional business model, thereby mitigating risk

Business Model

The following information outlines the three main components of our 2013 business model: geographic diversification, practice area unit specialization, and life cycle solutions. For 2014, we are introducing the realignment of our business model from practice area units to business operating units.

Our business model is a key element of our strategy. It is based on providing services across diverse geographic locations, distinct practice area units, and all phases of the infrastructure and facilities project life cycle—planning, design, construction, maintenance, and decommissioning. Because of the diversity of our model, we can generally adapt to changes in market conditions by offsetting decreased demand for services in one practice area unit or geographic location with increased demand for services in another. We believe it allows us to manage risk while continuing to increase our revenue and earnings. Also, it allows us to provide services to many clients and for many projects, ensuring that we do not rely on a few large projects for our revenue and that no single client or project accounts for more than 5% of our gross revenue.

Under the rules of IFRS, we have one reportable segment—Consulting Services—that is an aggregate of our operating segments. Our operating segments are based on our regional geographic areas, and our chief operating decision maker (chief executive officer) assesses our Company’s performance based on financial information available from these geographic areas. In addition, we have practice area unit leaders who provide strategic direction, mentoring, and technical support to operations across our geographic regions.

Geographic Diversification

The first element of our business model is geographic diversification. We operate in three main geographic regions: Canada, the United States, and International. In 2013, we earned 58% of our gross revenue in Canada, 39% in the United States, and 3% internationally. Our International offices are in the Caribbean, the United Kingdom, the Middle East, and India. Our aim is to leverage global expertise while focusing on our strong local presence. Over the next five years, we expect the majority of our revenue growth to come from within North America through organic and acquisition growth while we gradually increase our geographic reach in other markets suited for and receptive to our services.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Canada. We have approximately 7,800 employees in Canada. We benefit from a mature market position within each region. In western Canada, primary growth areas include developing our significant multisector opportunities and continued support for developing our presence in the midstream oil and gas market.

To collaboratively pursue clients, we will continue to integrate the business development efforts of our Environmental Services, Power, and Oil & Gas teams in western Canada. In Ontario, we continue to focus on augmenting our existing capabilities, with particular emphasis in the industrial buildings, power, water, and transportation sectors. In Atlantic Canada, our focus remains on the growth of our environmental services, oil and gas, emerging buildings, and mining operations, as well as related infrastructure opportunities that capitalize on our significant local market presence.

We believe that sustainable resource development is important to the future of our Canadian practice. Our joint ventures and partnerships with Aboriginal groups, communities, and governments have given us a substantial local presence, and we believe this presence positions us well to capitalize on future growth opportunities, particularly with our oil and gas and mining clients.

United States. We have approximately 4,900 employees in the United States. Throughout the United States, we are seeing modest growth in our Urban Land business, following several years of retraction. We continue to position ourselves for growth in this sector since we believe the market will gradually recover. Over the past year, we have been successful expanding our services to this market and we see increased opportunities to support service areas, such as transportation, water, and urban development. While healthcare may have experienced a temporary slowdown, we expect that an aging population and impacts from the US Patient Protection and Affordable Care Act will create demand for additional facilities and services.

In 2013, we experienced an increase in our transportation and government funded work. We continue to position the Company to capture and increase our share of the transportation market, and we believe the federal market presents a growth opportunity, given our relatively small presence. Overall, we believe our diverse service mix and maturing presence enable us to pursue additional opportunities, such as large infrastructure projects and long-term client programs. As we observe an increase in projects with alternative project delivery approaches, our design focus and increased size allows us to partner with major contractors to pursue and execute on these projects.

International. We have approximately 500 employees in our International operations. The majority of revenue comes from our Buildings and Mining practices. In 2013, we experienced strong revenue growth in the mining sector and anticipate our work will continue. However, we expect organic growth to level off in the mining sector over the medium term due to the cyclical nature of this business.

To offset this trend, we will focus on leveraging our world-class expertise to offer additional services to top-tier clients. In the buildings market, we are seeing improvements in the healthcare environment in the United Kingdom. We expect to target international expansion in areas where we are well positioned to offer expertise and have developing relationships. We also continue efforts to introduce more of our services to existing clients.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Practice Area Unit Specialization (2013)

Practice area unit specialization is the second element of our business model. In 2013, we provided services in five specialized and distinct practice area unit groupings: Buildings, Environment, Industrial, Transportation, and Urban Land. Focusing on this combination of project services helped differentiate us from our competitors and allowed us to enhance our presence in new geographic locations and markets. In 2013, we earned 18% of our gross revenue in Buildings, 33% in Environment, 24% in Industrial, 15% in Transportation, and 10% in Urban Land.

We are reporting on these practice area units for 2013. In 2014, we will be reporting on business operating units instead. We believe the realignment will allow us to better support our clients. (For further information, see the Evolution to Business Operating Units Specialization section of this report.)

Buildings. We provide integrated architectural and engineering design and consulting services to both private and public sector clients in two practice areas—Architecture and Buildings Engineering. We cover a wide range of building types and market sectors across North America and internationally. Our core services for both new construction and existing buildings include pre-design services (such as project definition, master planning, and facilities planning); architectural and interior design; structural, mechanical, electrical, and specialty engineering services (including performance engineering and sustainability consulting); and postconstruction services (such as commissioning).

Environment. We provide environmental solutions for communities and industry in three practice areas—Water, Environmental Services, and Geotechnical Engineering. Approximately one quarter of our environmental services revenue is specifically water related, including services such as watershed management; water supply, treatment, storage, transmission, and distribution system design; and wastewater collection, pumping, treatment, and disposal. The remainder of our revenue comes from services such as environmental assessment, documentation, planning, and permitting; ecosystem restoration planning and design; environmental site management and remediation; subsurface investigation and characterization; and geotechnical engineering services, including soil structure interaction evaluations. We offer our services to a range of clients—in particular, those in the oil and gas, power, and mining sectors—as part of design, regulatory and permitting, and compliance activities.

Industrial. We provide consulting and design services to private and public sector clients through five practice areas—Industrial Buildings & Facilities, Mining, Oil & Gas, Power, and Program & Project Management. Our core services include planning, functional programming, all aspects of engineering project management, and operational and construction support. Our Program & Project Management practice area delivers specialty services in strategic management consulting and in the management of multibillion-dollar client programs. Our Industrial services also include engineering, procurement, and construction management in specific sectors. As our clients’ agents, we provide procurement and construction management support for their projects.

Transportation. Within the one practice area—Transportation—we deliver consulting and design services, including project and construction management, planning, engineering, construction administration, and infrastructure management. More specifically, we prepare transportation master plans for communities; conduct transportation investment studies; plan and design airport, transit, rail, and highway facilities; provide administration and support services for the construction of specific projects; and provide ongoing management planning for the upkeep of transportation facilities.

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In addition, our specialized services include simulation modeling, evaluating the effectiveness of alternative transportation demand and supply management techniques, preparing investment-grade revenue studies for funding transportation projects, providing public consultation and environmental assessment skills to build broad public support for infrastructure plans, and designing and implementing integrated infrastructure and asset management systems for all types of transportation infrastructure.

Urban Land. Through two practice areas—Urban Development and Geomatics—we provide planning, landscape architecture, geomatics, engineering, and project management solutions in greenfield, brownfield, and urban and suburban developments. We deliver services principally to land development, residential, municipal, institutional, real estate, and retail and commercial clients. Core services include or relate to conceptual and master planning, development approvals and entitlement, infrastructure design, landscape architecture, and construction review.

Life Cycle Solutions

The third element of our business model is providing professional services in all five phases of the project life cycle: planning, design, construction, maintenance, and decommissioning. This inclusive approach enables us to deliver services during periods of strong new capital project activity (design and construction) as well as during periods of redevelopment or operational spending activity (maintenance and rehabilitation). We believe this strategy enables us to maintain long-term client relationships throughout the life of a project or an infrastructure asset.

Beginning with the planning and design stages, we provide conceptual and detailed design services, conduct feasibility studies, and prepare plans and specifications. During the construction phase, we generally act as the owner’s representative and provide project management, construction management, surveying, and resident engineering services. We focus principally on fee-for-service work and rarely act as the contractor or take on construction risk. During the maintenance phase that follows project completion, we provide ongoing professional services for maintenance and rehabilitation projects in areas such as facilities and infrastructure management, facilities operations, and performance engineering. Finally, in the decommissioning phase, we provide solutions, recommendations, and remediation strategies for taking facilities out of active service.

Evolution to Business Operating Units Specialization

Three years ago, we began to evolve our business model to focus on the top 12 sectors that our clients operate in. This process enabled us to better understand our clients’ goals, their market influences, and their business drivers so we could offer multidisciplinary solutions to meet their needs.

In 2014, we will realign our organizational structure from practice area units to three business operating units: Buildings, Energy & Resources, and Infrastructure. We believe that this realignment will result in better support for our clients, stronger accountability for our leadership team, and more opportunities for future growth and success, all while maintaining the core elements of our strategy. Our matrix-based business model and leadership structure will remain organized around geographic diversification and business operating units, and we will continue providing services throughout the project life cycle.

When we realign our 2013 gross revenue earned from our practice area units to business operating units, we earned 22% in Buildings, 43% in Energy & Resources, and 35% in Infrastructure. (Refer to the Results section of this report for additional detail on 2013 figures restated by business operating unit.) The following is a description of our three business operating units, including the services we offer and clients and sectors we serve.

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Buildings. Most work in this business operating unit is comprised of front-end services in architecture, buildings engineering, and functional planning for vertical infrastructure. The majority of our revenue relates to private sector clients, with the remaining revenue earned from public sector clients. We provide services in the following sectors: Airports & Aviation, Commercial, Education & Institutional, Healthcare, Industrial Buildings, and Science & Technology.

Energy & Resources. Most of the work in this business operating unit is comprised of front-end environmental services and industrial engineering services primarily for private sector clients in the Mining, Oil & Gas, and Power sectors.

Infrastructure. The majority of revenue in this business operating unit is from front-end design and engineering services, with a small portion from construction management. We provide services in the Community Development, Transportation (Bridges, Roadways, and Transit & Rail), and Water sectors. The Community Development sector primarily serves private sector clients; Transportation and Water sectors primarily serve public sector clients.

Senior Leadership Team

In addition to realigning our organizational structure, we also realigned our senior leadership team into two levels: (1) the Executive Vice President Team (EVPT) and (2) the Executive Leadership Team (ELT). The EVPT consists of the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO) and executive vice presidents (EVPs). This team oversees the overall performance of the Company including developing and monitoring the Company’s business plan, monitoring financial performance and risks, approving policies and procedures, and overseeing acquisitions and divestitures. The EVPs are specifically responsible for the performance of our regional operating units and our business operating units. The ELT consists of senior vice presidents and certain vice presidents. This team has numerous responsibilities, including the execution of our business plan and the Company’s financial management.

Key Performance Drivers and Capabilities

Our key performance drivers are defined by external forces and by internal strategic drivers that are articulated through our value statements: we put people first, we are better together, we do what is right, and we are driven to achieve.

Key External Drivers

Our core business is driven by a number of external industry factors that affect the demand for our services.

Buildings. In our Buildings business operating unit, demographics, aging infrastructure, and technological innovation are the overarching drivers that impact the need for new facilities or renovations and expansions to existing buildings.

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Our Healthcare sector is impacted by an aging and growing population and by government funding of capital projects; in particular, health reform and the Patient Protection and Affordable Care Act support capital spending in the United States. Our Education sector is also driven by population growth and government funding as well as by the enrollment level of students in primary schools and postsecondary institutions. In our Airport & Aviation sector, the level of passenger traffic and security requirements influence the building and renovation of airport facilities. The health of the manufacturing industry in North America and process improvements affect the need for industrial buildings and facilities in our Industrial Buildings & Facilities sector. Our Commercial sector is driven, in part, by consumer demand and market penetration related to retail consumption and commercial workspace.

Energy & Resources. Our Energy & Resources business operating unit is driven primarily by commodity prices and the demand in the global economy. In recent years, strong demand for commodities from countries such as China, India, and Brazil has generally caused a rise in the prices of oil, gas, and mineral resources. However, the market is cyclical and can cause dramatic fluctuations in supply and demand conditions, thereby affecting commodity prices, particularly in mining. Environmental regulations and stakeholder engagements also influence the development of energy and resources, especially in North America where assessment, compliance, and monitoring are subject to increasingly stringent requirements.

Our Power sector is more of an infrastructure business, but economic activity also affects power demand and therefore impacts this market to a degree. In addition, Power is influenced by the age of infrastructure and regulations, the location of supply and demand for transmission and distribution, and the level of subsidization related to renewables.

Infrastructure. Our Infrastructure business operating unit is driven by population growth, urbanization, and the continuous need to rehabilitate aging infrastructure. Government funding and environmental regulations impact this market, as do changes in the housing market and special community initiatives. Also, government funding—whether from federal, state/provincial, or municipal levels—generally determines capital spending and infrastructure project priorities. Increasingly, the private sector is influencing this market through engagement in project delivery approaches, such as public-private partnerships (P3), and projects with direct user fees, such as toll roads. Overall, this business operating unit relies heavily on local and regional clients and benefits from Stantec’s strong community presence.

Key Internal Drivers

We believe our actionable value statements best reflect what unites Stantec and compel our people to come to work and do their best every day. Our performance depends on our ability to achieve excellence by putting people first, developing strong, long-lasting relationships with each other and our clients, doing what is right, and being driven to achieve at every level. Our value system provides a framework for the strategic initiatives we implement to drive our performance and obtain our overall business objective to be a top 10 global design firm.

We Put People First

We will continue to evolve by attracting talent and developing our people. This entails assessing and guiding current employees, engaging and developing leadership, and ensuring we create an experience and work environment that retains talent. Our total number of employees increased from close to 12,700 in 2012 to approximately 13,200 in 2013. At December 31, 2013, our workforce included about 7,600 professionals, 4,100 technical staff, and 1,500 support personnel.

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Employees

We strive to attract and retain the best employees in the field. To do this, we design our programs to be competitive, to be flexible, and to reward top performance. This begins with providing comprehensive benefits programs, including a wellness culture where we provide tools and support to help employees and their families improve their health and well-being. The creation of our People + Practice group was a key element in 2013 that elevated the strategic function of human capital management and tied our people strategy directly to our professional practice, ethics and integrity, and professional excellence.

In 2013, we formalized succession planning and implemented a career streams approach in line with our annual Career Development and Performance Review process. These three career streams—business, practice, and projects—provide employees with career development direction and growth opportunities.

In addition, we focused on developing a comprehensive, blended learning environment for our employees that combines experiential on-the-job training, coaching and mentorship, improved tools and practices, and external networks. In 2014, we will continue enhancing our culture of coaching and mentoring, including on-the-job coaching by supervisors and project managers, and continue aligning individual learning and overall programs within career streams. In 2013 we also created a Diversity and Inclusion Committee to foster a workplace that is supportive of the unique differences among our clients and employees.

We measure the success of our various initiatives through employee surveys, 360-degree feedback, and exit interviews. The results help us develop future programs and initiatives.

Leadership

Our ability to align the activities of our senior managers with our short- and long-term financial and strategic goals is a key driver for our success. In addition to fixed salaries, we provide short- and long-term compensation on a discretionary basis, designed to reward our senior managers (including our CFO and COO, regional operating unit leaders, and practice area unit leaders) for their individual and corporate contributions to meeting our objectives.

For our senior managers and other key employees, the short-term compensation includes an annual cash bonus. The total amount available in the annual bonus pool is calculated as a percentage of our annual pre-tax, pre-bonus net income, which encourages our senior managers to achieve profitable business results. To determine the awards for the year, we evaluate each eligible employee’s personal contributions to our Company-wide profitability and performance. In our view, this creates a sense of shared responsibility for achieving outstanding business results and meeting our clients’ needs.

Historically, senior vice presidents have received 25.0% of their annual bonus in an allotment of restricted share units, which they receive after two years as cash equal to the units’ market value. The market value of the units is based on the market value of our shares. Restricted share units will not be granted for performance in 2014. Our revised 2014 compensation program for the senior leadership team provides a mix of base salary, short-term incentive cash bonuses, and long-term incentives using both stock options and performance share units (PSUs). We believe this plan further invests our senior leadership team in our long-term share performance. (See the Evolution to Business Operating Units Specialization section of this report for details about our senior leadership team.)

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As part of long-term compensation for key staff, we grant options through our employee share option plan, further aligning our key staff’s interests with our shareholders’ and encouraging them to remain with us over the long term. In 2013, the number of options available for issuance was tied to the achievement of two key performance metrics contained in our strategic plan: earnings per share and pre-tax, pre-bonus net income as a percentage of net revenue (net revenue is defined in Definition of Additional IFRS Measures and Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section of this report). In 2014, we will continue to issue stock options and will supplement our long-term incentive plan for our senior leadership team with PSUs.

Similarly, in 2013, our CEO’s compensation package, which is governed by the terms of his employment agreement, includes a base salary, an annual bonus calculated as a percentage of our pre-tax, pre-bonus income, and a prescribed allotment of deferred share units. Our CEO was not eligible to receive options. Effective in 2014, our CEO entered into a new employment contract with the Company, which provides for greater alignment between his compensation program and the rest of our senior leadership team’s compensation, as well as our long-term shareholder interests. His bonus will be evaluated annually based on the achievement of corporate and individual performance metrics, and he will be awarded annual long-term incentive grants of stock options and PSUs.

We require our CEO, COO, CFO, and executive vice presidents to own a minimum number of shares in the Company. These executives must own a multiple of their base salary in shares. We believe our long-term incentive programs and the minimum ownership requirement provide the appropriate incentives for our Executive Vice President Team to achieve growth in our share price, thereby aligning their compensation with the interests of shareholders.

We Are Better Together

Strong, long-lasting relationships are at the center of everything we do, and they directly impact our employees and clients, as well as project success. Each employee brings individual strengths to the Company, whether that is technical expertise, particular sector experience, or exceptional client relationships. When we combine those strengths, we believe we reach our full potential as an organization and that we are a trusted advisor to our clients.

Our ability to attract and retain top clients drives the success of our business. Currently, a majority of our business comes through repeat clients, and our 10 largest clients account for about 15% of our revenue. In 2013, we focused on the continued evolution of the organization and the enhancement of two key strategies: client development and community engagement.

Organizational Evolution

By defining our purpose and promise through a Company-wide brand positioning rollout program in 2013, we strengthened our brand strategy to leverage global expertise while focusing on our strong local presence. In 2013, we began the process of realigning our internal structure to better serve our clients, and we formalized business operating units to emphasize our client-focused culture. This realignment is further described in the Evolution to Business Operating Units Specialization section of this report.

Client Development and Account Management

We continue to pursue a client strategy that focuses on growing global accounts while augmenting the strength of our local client base and differentiating us from our peers in the marketplace. The purpose of our account management system is to position Stantec for sustainable organic growth. To meet the goal of finding and

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retaining top clients, we develop targeted marketing and business development plans for these clients. This activity is completed by geographic area for regional and local clients and by sector for global and national clients. By better understanding our top clients, we can increase our ability to provide services that enhance their success and, in turn, create organic growth for our Company.

Community Engagement

Our purpose is to create communities. At Stantec, we aim to be active members in our communities, making lasting connections with the people where we live and work. We partner with a number of charitable and community organizations regularly to help support their growth and development, working on social projects, environmental projects, charitable initiatives, and more.

In every region, we make decisions locally, with local input and focus. We recognize that local staff best understand how to match our resources and unique capabilities with the priorities of their communities and how to provide support to the organizations that make a difference. Corporately, we provide the framework that guides decision making to ensure our community investments align with our organizational objectives and resonate with our employees and business leaders in the communities we serve.

We Do What Is Right

Doing what is right means paying attention to the impact of every decision we make about how we do business. It means holding ourselves to a high standard of ethics and integrity in everything we do and committing to professional excellence in a manner that fosters a culture of safety and sustainability that is both innovative and forward looking.

Ethics and Integrity

Our reputation remains one of our most significant assets; therefore, we continue to focus on alignment with our integrity and ethics policies. For example, we conduct annual compliance training for all employees. We are—and should be—held to a high standard of business practices. At Stantec, we articulate our high standard through our project management framework, code of ethics, and policies and practices.

Professional Excellence

We are committed to efficient and high-quality project execution within a framework that incorporates ethics, safety, sustainability, innovation, and profitability. Our project management framework helps us improve project planning, remain committed to quality assurance, and fulfill peer review requirements.

We always strive to enhance our project execution and forecasting ability and to facilitate more efficient resource management. Currently, we use a diverse range of tools, including our enterprise management system, to execute projects effectively, and we will continue to invest in these tools in 2014.

Our integrated management system clarifies expectations for project delivery and client service excellence and conveys the steps employees must take to achieve more consistent and successful project outcomes. This system is certified to the International Organization for Standardization (ISO) 9001:2008 (Quality Management), ISO 14001:2004 (Environmental Management), and ISO 20000-1:2011 (IT Service Management System) standards. We believe that benchmarking against internationally recognized management standards such as ISO provides transparent accountability that aligns with industry best practices, and we believe this ultimately improves client service delivery and satisfaction.

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We operate in a diverse regulatory environment and are committed to compliance with regulatory requirements. For instance, we comply with financial reporting standards and controls and with employment practices. We also demonstrate our commitment to excellence through our documented policies and procedures. Our Company continues to ensure efficient and quality project execution, compliance with regulations, and a culture of safety.

Sustainability

We commit to doing what is right by demonstrating the values of social, economic, and environmental responsibility through the implementation of various programs.

In our operations, we are committed to reducing our negative impact on the environment by progressing toward least-impact approaches to energy consumption, paper consumption, and waste disposal. We track and report our progress in our annual sustainability report, in the Carbon Disclosure Project (CDP), and through certification to ISO 14001:2004 (Environmental Management). In 2014, we will continue to focus on meeting established targets to reduce the environmental impacts that result from our operations.

Stantec is at the forefront in the rapidly emerging field of Integrated Infrastructure and the implementation of a new planning framework and evaluation system called Envision™, developed by the Institute for Sustainable Infrastructure and the Harvard Graduate School of Design. Envision provides a holistic framework for planning, designing, evaluating, and rating the community, environmental, and economic benefits of infrastructure projects and systems. In 2013, we progressed toward meeting our commitment to train more than 100 professionals in Envision planning. In 2014, we will continue to focus on Envision training and delivering integrated infrastructure solutions to our clients.

We Are Driven to Achieve

Achievement at every level begins and ends with a firm commitment to being the best that we can be.

To capitalize on market opportunities and core strengths, we identify and adapt to changing market conditions in our various sectors. We identify growth opportunities, both organically and by acquisition, where we are well positioned and able to effectively manage risk. We remain committed to growing our top and bottom line through continued focus on design services and by maintaining a low-to moderate-risk profile.

Growth Opportunities

Our aim is to achieve consistent growth and profitability. We will do this by sustaining a culture of excellence that remains committed to our clients, our people, our communities, and our shareholders. Over the five-year plan, we intend to maintain our diversification strategy to ensure an appropriate balance within our sector mix.

Our approach to regional growth is to effectively service our existing regional and local clients, develop new relationships, and grow our reputation and business where opportunities exist. Achieving a high level of market presence in the communities we serve is a key driver to our success. Our target is to be among the top-tier service providers in each of our regions and sectors. With this level of market presence, we are less likely to be affected by downturns in regional economies.

Our strong presence in Canadian markets gives us the ability to capitalize on opportunities within each of our regions. We continue to pursue sustainable growth of our operations in the North, thereby providing additional strength to our Canadian presence. In the United States, our market position is growing, and we have taken strong steps to better position ourselves as a national firm. We have an emerging international presence, mainly in Buildings and our Mining sector, and we aim to grow organically by introducing more services to current and new clients.

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STANTEC INC.

Organic growth has been and continues to be a key driver to our success. To achieve growth, we leverage client relationships through our sector approach, cross-selling, and account management programs, and refine internal strategies that foster a culture of revenue generation in all areas of the Company.

Acquisitions are a key component of our strategy, and broadening our capabilities and geographic coverage enables us to better service our clients and achieve growth. Therefore, we maintain a consistent approach to sourcing firms that align with our Company’s culture and strategy. We continue to target these “right fit” firms based on sector and regional priorities, while remaining open to new opportunities. We pursue targeted and focused international expansion organically, leveraging our world-class capabilities and developing relationships.

Because we operate in an industry that includes more than 50,000 firms, most of which are small, we are confident that we can continue to take advantage of acquisition opportunities. According to internal analysis and Engineering News-Record’s 2013 report on the top 500 design firms, the largest engineering and architecture companies (our principal competitors) operating in North America generate about US$95 billion in annual fees. Currently, our share is approximately 2%.

The integration of acquired firms begins immediately following the acquisition closing date, generally takes between six months and two years to complete, and involves the implementation of our Company-wide information technology and financial management systems and the provision of support services from our corporate and regional offices. This approach allows new staff to focus on their primary responsibility of continuing to serve clients with minimal interruption while allowing the staff to take advantage of our systems and expertise.

We measure our success integrating acquired employees by using a post-integration survey and assessing the survey results to improve future integration activities. We also monitor leadership retention from acquisitions, key project submissions, key client pursuits, and teaming with existing practices. In addition, we measure our growth success by monitoring our year-over-year increase in gross revenue attributable to organic and acquisition growth.

Financing

Our continued ability to finance our growth plan supports our success. Adequate financing gives us the flexibility to acquire firms that are appropriate for our vision and complement our business model.

Since we became publicly traded on the Toronto Stock Exchange (TSX) in 1994, we have increased our gross revenue at a compound annual rate of 18.5%. To fund acquisition growth, we require cash generated from both internal and external sources. Historically, we have completed acquisitions using almost exclusively cash generated from operations and vendor notes.

In 2013, we extended the maturity date of our existing $350-million revolving credit facility to August 31, 2017. This facility also gives us access to additional funds, subject to approval from our lenders. In 2012, we increased the limit to these additional funds from $75 million to $150 million. At December 31, 2013, we had $297.8 million of additional borrowing available under the facility. In 2011, we issued $70 million of 4.332% secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018, which were used to repay existing debt.

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RESULTS

Overall Annual Performance

In 2013, we achieved strong results and quarterly growth momentum, allowing us to meet or perform better than our expectations and targets. We completed five acquisitions in the year and had strong organic revenue growth—mainly from our Environment, Industrial, and Transportation practice area units—because of increased project activity in the oil and gas and transportation sectors.

The following highlights other major financial achievements and strategic activities in 2013 that contributed to our financial performance and overall financial condition:

•	Continuous profitability. Since the inception of our Company, we have achieved uninterrupted profitability. We ended the year with 19.6% growth in gross revenue, an 18.1% increase in EBITDA, a 20.8% increase in net income, and an 18.9% increase in diluted earnings per share compared to 2012.

•	Growth through acquisitions. Acquisitions completed in 2012 and 2013 contributed $180.6 million to the increase in our gross revenue in 2013 compared to 2012.

•	Strong organic growth. In 2013, we achieved strong organic revenue growth, showing positive momentum every quarter. By consistently executing our business strategy, we were able to capitalize on opportunities to increase our project activity in the oil and gas and transportation sectors. Organic growth for gross revenue was 8.8% and for net revenue was 7.6% in 2013 compared to 2012. Organic growth occurred in all our geographic regions—Canada, United States, and International—and in our Environment, Industrial, Transportation, and Urban Land practice area units.

•	Strong balance sheet and liquidity. Our balance sheet remains solid. Operating cash flows increased from $180.5 million in 2012 to $272.1 million in 2013. This strong cash flow supported acquisition growth, a $61.2 million reduction in long-term debt, and continued dividends. During the year, we extended the maturity date of our existing $350-million revolving credit facility to August 31, 2017. As at December 31, 2013, $297.8 million of additional borrowing was available under our revolving credit facility for future acquisitions, working capital needs, and general corporate purposes.

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•	Refreshed our brand. In September, we refreshed our brand and launched a new visual identity as part of our continuing evolution. This renewal articulates our ongoing commitment to community, creativity, and client relationships—something clients and employees have said they believe is a strong part of our identity. The new brand further supports our primary business objective to be a top 10 global design firm by reinforcing our Company’s strategy.

•	Evolution to business operating units. In 2014, we will realign our organizational structure from practice area units to three business operating units: Buildings, Energy & Resources, and Infrastructure.

Selected Annual Information

The following table highlights trending of certain annual information:

(In millions of Canadian dollars, except per share and share amounts)	2013	2013 vs. 2012 (%)	2012*	2012 vs. 2011 (%)	2011

Gross revenue (note 1)	2,236.4	19.6%	1,870.3	11.1%	1,683.4
Net revenue (note 1)	1,832.4	17.9%	1,553.8	12.7%	1,378.5
EBITDA (note 2)	261.1	18.1%	221.0	12.9%	195.7
Net income (note 3)	146.2	20.8%	121.0	n/m	12.7
Earnings per share – basic (note 3)	3.16	19.2%	2.65	n/m	0.28
Earnings per share – diluted (note 3)	3.14	18.9%	2.64	n/m	0.28
Cash dividends declared per common share	0.66	10.0%	0.60	n/m	Nil

Total assets	1,668.2	13.9%	1,464.2	10.3%	1,327.4
Total long-term debt	238.1	(20.4%)	299.3	1.0%	296.2

Cash flows
From operating activities	272.1		180.6		114.6
Used in investing activities	(117.4)		(143.2)		(99.4)
Used in financing activities	(54.2)		(31.3)		(41.9)

Outstanding common shares as at
December 31	46,576,132		45,983,894		45,523,585
February 26, 2014	46,624,382
Outstanding share options as at
December 31	1,305,415		1,475,823		1,578,300
February 26, 2014	1,253,498

n/m = not meaningful

note 1: Gross revenue and net revenue are defined in Definition of Additional IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section (the “Definitions section”) of this report.

note 2: EBITDA is calculated as net income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment (further discussed in the Definitions section of this report).

note 3: Net income, basic earnings per share, and diluted earnings per share would have been $102.7 million, $2.25, and $2.25, respectively, without the $90 million goodwill impairment charge in 2011.

* Certain figures for 2012 have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

2013 vs. 2012. The five acquisitions completed in 2013 and the seven completed in 2012 contributed to our year-over-year growth in gross revenue and EBITDA and growth in net income, as well as our basic and diluted earnings per share. This acquisition growth was supplemented by stronger organic growth in 2013 than in 2012. As a result of organic growth, gross revenue increased 8.8% and net revenue increased 7.6%. Organic growth occurred in all geographic regions and in all practice area units except Buildings, mainly due to intensified competition and the softening of the buildings market, particularly in healthcare. Organic growth in other practice area units was mainly a result of our increased project activity in the oil and gas and transportation sectors.

Our 2013 EBITDA was impacted by a decrease in our gross margin—from 55.0% in 2012 to 54.7% in 2013—while our administrative and marketing expenses as a percentage of net revenue remained the same as 2012 at 40.7%. (Gross margin is defined in the Definitions section of this report.) Our gross margin declined slightly in 2013 because our revenue base grew in lower margin operations (Industrial and Transportation in the United States), resulting in an overall lower 2013 consolidated gross margin. The growth in net income and basic and diluted earnings per share over 2012 was a result of the above-noted factors.

2012 vs. 2011. The growth in our gross revenue and EBITDA in 2012 compared to 2011 resulted from acquisitions: seven completed in 2012 and five completed in 2011. Also, gross revenue increased 5.6% and net revenue increased 6.5% as a result of organic growth. Organic growth occurred in our Canadian and International operations—mainly in our Environment, Industrial, and Urban Land practice area units—because of increased project activity in the oil and gas, mining, water, and urban development sectors.

Our 2012 EBITDA was impacted by a decrease in our gross margin—from 55.4% in 2011 to 55.0% in 2012—and a decrease in our administrative and marketing expenses as a percentage of net revenue—from 41.0% in 2011 to 40.7% in 2012. Our gross margin declined in 2012 because of the mix of projects during the year, lower margins for certain legacy client service agreements from acquisitions, and increased competition in our Transportation practice area unit, particularly in our Canadian market. In addition, during 2012, our revenue base grew in lower margin operations (Industrial and Transportation in the United States), resulting in an overall lower 2012 consolidated gross margin. Our administrative and marketing expenses declined in 2012 as a result of our continued focus on managing our costs and operational efficiencies. The growth in net income and basic and diluted earnings per share over 2011 was a result of the above-noted factors (excluding the impact of the goodwill impairment charge of 2011).

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STANTEC INC.

Results Compared to 2012 Targets

In our 2012 Management’s Discussion and Analysis, we established various ranges of expected performance for 2013. The following table presents the results we achieved in 2013:

Measure	2013 Target Range	Results Achieved

Gross margin as % of net revenue	Between 54.5 and 56.5%	54.7% ✓
Administrative and marketing expenses as % of net revenue	Between 41 and 43%	40.7% ✓
Net income as % of net revenue	At or above 6%	8.0% ✓
Effective income tax rate	At or below 28.5%	26.5% ✓
Return on equity (notes 1 and 3)	At or above 14%	18.2% ✓
Net debt to EBITDA (notes 2 and 3)	Below 2.5	0.36 ✓

note 1: Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters.

note 2: Net debt to EBITDA is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA which is, calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment.

note 3: Return on equity and net debt to EBITDA are non-IFRS measures (discussed in Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section of this report).

✓ Met or performed better than target

In 2013, we met or performed better than all of our targets.

Acquisitions

Consideration for acquisitions completed was $11.4 million in 2013 and $102.1 million in 2012. We completed the following acquisitions in 2013:

•	On May 31, we acquired IBE Consulting Engineers, Inc. (IBE), adding approximately 50 staff to our Company. This addition enhances our buildings engineering presence on the US West Coast.

•	On May 31, we acquired Ashley-Pryce Interior Designers Inc. (AP/ID), adding approximately 10 staff to our Company. This addition enhances our interior design presence in British Columbia.

•	On June 28, we acquired Roth Hill, LLC (Roth Hill), adding approximately 30 staff to our Company. This addition expands our water and wastewater capabilities in the Pacific Northwest.

•	On November 1, we acquired JDA Architects Limited (JDA), adding approximately 25 staff to our Company. This addition complements our existing presence in Atlantic Canada.

•	On November 29, we acquired Cambria Gordon Ltd. (CGL), adding approximately 25 staff to our Company. This addition expands our environmental services in northwest British Columbia.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Discussion of Operations

Our Company operates in one reportable segment: Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients. The following table summarizes key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount for each key operating result:

	Year Ended Dec 31
	Percentage of Net Revenue		Percentage Increase (Decrease) *

	2013	2012	2013 vs . 2012

Gross revenue	122.0%	120.4%	19.6%
Net revenue	100.0%	100.0%	17.9%
Direct payroll costs	45.3%	45.0%	18.6%
Gross margin	54.7%	55.0%	17.4%
Administrative and marketing expenses	40.7%	40.7%	18.0%
Depreciation of property and equipment	1.8%	1.8%	16.5%
Amortization of intangible assets	1.2%	1.3%	6.0%
Net interest expense	0.5%	0.6%	(1.1%)
Other net finance expense	(0.2%)	0.1%	(142.9%)
Share of income from joint ventures and associates	(0.1%)	(0.1%)	15.0%
Foreign exchange (gain) loss	0.0%	0.0%	n/m
Other (income) expense	(0.1%)	0.0%	n/m
Income before income taxes	10.9%	10.6%	20.9%
Income taxes	2.9%	2.8%	21.1%
Net income	8.0%	7.8%	20.8%

* % increase (decrease) calculated based on the dollar change from the comparable period.

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

n/m = not meaningful

The percentage increase in gross and net revenue in 2013 compared to 2012 was due to acquisition growth and organic growth in all practice area units, with the exception of Buildings, which experienced no organic growth (further explained in the Gross and Net Revenue section that follows). In 2013, administrative and marketing expenses and depreciation of property and equipment, both as a percentage of net revenue, remained the same as 2012, and interest expense as a percentage of net revenue decreased compared to 2012 (further explained in the respective sections of this report). Our net income for 2013 increased by 20.8%.

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to Cautionary Note Regarding Forward-Looking Statements at the end of this report. For definitions of gross revenue and net revenue, refer to Definition of Additional IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.

Revenue earned by acquired companies in the first 12 months following acquisition is reported as revenue from acquisitions and, thereafter, as organic growth.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Each practice area unit generates a portion of gross revenue in the United States. The value of the Canadian dollar averaged US$0.97 in 2013 compared to the Canadian dollar being at par to the US dollar in 2012. This represents a 3.0% decrease. The weakening of the Canadian dollar for the year had a positive effect on revenue reported in 2013 compared to 2012.

The following tables summarize the impact of acquisition growth, organic growth, and foreign exchange on our gross and net revenue for 2013 compared to 2012:

Gross Revenue
(In millions of Canadian dollars)	2013 vs . 2012

Increase due to
Acquisition growth	180.6
Organic growth	163.7
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	21.8

Total net increase in gross revenue	366.1

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

Net Revenue
(In millions of Canadian dollars)	2013 vs .2012

Increase due to
Acquisition growth	143.8
Organic growth	117.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	17.3

Total net increase in net revenue	278.6

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

The increase in acquisition gross and net revenue in 2013 compared to 2012 was due to the revenue earned in 2013 that was attributed to the acquisitions listed in the Gross Revenue by Region and Gross Revenue by Practice Area Unit sections below. We experienced increases in organic gross revenue in 2013 compared to 2012 in all regions and in all practice area units, except Buildings (as described further on in this report).

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

The following table summarizes the growth in gross revenue by region for 2013 compared to 2012:

Gross Revenue by Region
(In millions of Canadian dollars)	Year Ended Dec 31, 2013	Year Ended Dec 31, 2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	1,290.2	1,081.0	209.2	69.7	139.5	n/a
United States	867.5	715.9	151.6	110.9	18.9	21.8
International	78.7	73.4	5.3	-	5.3	-

Total	2,236.4	1,870.3	366.1	180.6	163.7	21.8

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

n/a = not applicable

Total gross revenue was positively impacted by acquisitions completed in 2012 and 2013, by organic growth, and by the average value of the Canadian dollar weakening against the US dollar in 2013 compared to 2012.

Following is a list of acquisitions completed in 2012 and 2013 that impacted specific regions during 2013:

•	Canada: PHB Group Inc. (PHB) (May 2012); Cimarron Engineering Ltd. (Cimarron) (August 2012); Architecture 2000 Inc. (November 2012); Ashley-Pryce Interior Designers Inc. (AP/ID) (May 2013); JDA Architects Limited (JDA) (November 2013); and Cambria Gordon Ltd. (CGL) (November 2013)

•	United States: ABMB Engineers, Inc. (ABMB) (May 2012); Corzo Castella Carballo Thompson Salman, P.A. (C3TS) (November 2012); Greenhorne & O’Mara, Inc. (G&O) (December 2012); Landmark Survey and Mapping Inc. (LSM) (December 2012); IBE Consulting Engineers, Inc. (IBE) (May 2013); and Roth Hill, LLC (Roth Hill) (June 2013)

Canada. Gross revenue in our Canadian operations increased by 19.4% in 2013 compared to 2012. This increase resulted from acquisition and organic growth. The 12.9% increase in organic growth resulted mainly from an increase in oil and gas activity, which was partly offset by decreased activity in our Buildings practice in 2013 compared to 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

In 2013, resource-related activity in western Canada was robust, allowing for related private infrastructure investment. Opportunities for the transport of oil and natural gas meant increased activity in large-scale projects in Canada’s oil and gas sector, especially in the west. The desire to transport Canadian oil and gas products for export generated opportunities for interprovincial pipelines and associated marine facilities. Because of steady growth in the midstream oil and gas market, we continue to provide environmental and engineering services to private sector clients.

Our Mining practice had a stable level of activity in 2013. A strong resource market also contributed to solid activity in the residential market in western Canada.

In the public sector, federal and provincial budgets maintained stable levels for infrastructure funding. The public-private partnership (P3) model continued to be supported, and new P3 projects were released, particularly in Ontario and British Columbia. Increasingly, P3s were pursued at the municipal level.

United States. Gross revenue in our US operations increased by 21.2% in 2013 compared to 2012. This increase resulted mainly from acquisition growth, especially in our Transportation practice area unit. Organic gross revenue grew by 2.6% in 2013 compared to 2012. Synergies between existing operations and acquired companies in US East contributed to organic growth, particularly in our Transportation practice. Organic growth also resulted from increased activity in the oil and gas sector. Geotechnical Engineering grew organically due to increased work for the Tennessee Valley Authority. Increases in organic gross revenue were partly offset by retractions in our Buildings, Mining, and Power practices in 2013 compared to 2012.

The public sector was characterized by uncertainty in the political and regulatory environment, notably at the federal level. Indecision about implementing the Patient Protection and Affordable Care Act impacted our clients’ long-term capital plans, resulting in a reduction of activity in our Buildings practice. Uncertainty also existed in emissions and environmental regulations, which affected clients in power, energy, and resources. In the transportation and water sectors, public sector budgets remained tight, although they did gradually improve overall, providing steady opportunities at the state and municipal levels. In response to fiscal constraints, P3s slowly emerged in 2013, though this project delivery approach has yet to fully take hold in the United States.

In the private sector, we saw increased activity in some locations and in the energy sector. In the urban development sector, we have yet to see a full housing market recovery because of factors that affect public confidence, such as the uncertain political environment and unemployment levels. In 2013, we maintained our position in the resource-related market by supporting infrastructure development in the oil and gas sector, and we continue to win buildings-related projects in spite of the softened healthcare market.

International. Gross revenue in our International operations increased by 7.2% in 2013 compared to 2012. This increase resulted from organic growth, particularly in the Middle East. The volume of projects in 2013 compared to 2012 increased mostly in our Buildings and Mining practices, predominately for private sector clients. In our Mining practice, our top-tier expertise in underground engineering enabled us to continue working for major global clients—in spite of a general slowdown in the mining industry.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

  The following table summarizes our gross revenue by practice area unit for 2013 compared to 2012:

Gross Revenue by Practice Area Unit
(In millions of Canadian dollars, except %)	2013	% of Consulting Services Gross Revenue	2012	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2013 vs. 2012

Buildings	401.8	18.0%	413.2	22.1%	(2.8%)
Environment	732.3	32.7%	629.5	33.6%	16.3%
Industrial	533.5	23.8%	384.8	20.6%	38.6%
Transportation	337.2	15.1%	231.5	12.4%	45.7%
Urban Land	231.6	10.4%	211.3	11.3%	9.6%

Total	2,236.4	100.0%	1,870.3	100.0%	19.6%

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

As indicated above, our gross revenue was impacted by acquisitions, organic growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area unit is summarized below:

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Gross Revenue by Practice Area Unit
	2013 Compared to 2012

(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	(11.4)	9.4	(25.0)	4.2
Environment	102.8	9.9	85.0	7.9
Industrial	148.7	69.5	77.0	2.2
Transportation	105.7	80.7	19.8	5.2
Urban Land	20.3	11.1	6.9	2.3

Total	366.1	180.6	163.7	21.8

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

The following summarizes the acquisitions completed in 2012 and 2013 that impacted specific practice area units during the year:

•	Buildings: PHB (May 2012); Architecture 2000 Inc. (November 2012); IBE (May 2013); AP/ID (May 2013); and JDA (November 2013)
•	Environment: G&O (December 2012); Roth Hill (June 2013); and CGL (November 2013)
•	Industrial: Cimarron (August 2012) and LSM (December 2012)
•	Transportation: ABMB (May 2012); C3TS (November 2012); and G&O (December 2012)
•	Urban Land: G&O (December 2012)

Buildings. The Buildings practice area unit had a 6.1% organic gross revenue retraction in 2013 compared to 2012. This retraction resulted from the softening buildings market in 2013, intensified competition, and reduced availability of funding for public sector projects. The Buildings practice area unit managed costs in accordance with the softening market, monitored backlog throughout the year, and made adjustments to align staffing levels with workload.

During 2013, additional competition continued to challenge all consulting firms to maintain market share and intensified pressure to provide more services for lower fees. However, in Canada and the United States, we continued to secure projects in our key market sectors: healthcare, education, and aviation. For example, during the fourth quarter of 2013, we secured a project where we are one of the providers of architectural, laboratory programming, and planning and design work for the Multidisciplinary Research and Engineering Building at the University of Houston in Texas.

Uncertainty in public project funding in education and healthcare impacted our revenue growth in 2013, but we did see stable revenue from the commercial buildings sector due to our continued work for retail and commercial clients in Canada. By leveraging our existing relationships in our Oil & Gas practice, we were able to secure buildings-related master-service agreements with national clients during the year.

Opportunities for P3 projects in Canada continued in 2013, despite public funding constraints and increased international competition. For instance, we secured a project in Canada to provide the consulting, architectural, and engineering services for the Iqaluit International Airport Improvement project—the first P3 airport project to formally proceed in North America.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Environment. The Environment practice area unit had 13.5% organic gross revenue growth in 2013 compared to 2012. This increase resulted from robust growth in energy and resource-related work, driven mainly by the midstream industry in the oil and gas sector; work for other sectors experienced a more modest increase.

Strong activity in the Canadian oil and gas sector in 2013 supported increased and continual assessment, planning, and permitting work. One of our projects involved preparing an environmental and socioeconomic assessment associated with the construction and operation of the TransCanada Energy East pipeline project, including the Cromer Lateral portion of the project in Saskatchewan and Manitoba and an extension from Quebec City to New Brunswick. In downstream oil and gas, business remained stable, but because of significant activity associated with midstream oil and gas projects, it constituted a reduced percentage of our Environment portfolio.

We continued to develop aboriginal partnerships to position ourselves for resource development work in strategic locations in northern and western Canada. In the power sector, transmission and distribution work—such as routing, site selection, permitting, and assessment—was steady. Revenue growth from our geotechnical operations was strong in 2013 as we benefited from relationships with long-term clients such as the Tennessee Valley Authority.

Our Water practice experienced a modest increase in 2013 compared to 2012, despite new investments lacking approval while municipalities dealt with budget constraints. In the United States, companies continued to invest in existing facilities because of regulatory requirements and consent decrees that require water and sewage treatment plants to be upgraded and combined sewer overflow programs to continue.

During 2013, we saw increased opportunities using alternative project delivery models, such as design-build, and continued to benefit from relationships with long-term clients in Canada and the United States. To illustrate, we are building on our local presence, our strong reputation with the US federal government and design-build contractors, and our expertise in the water business; we are the lead engineer and architect for PCCP Constructors, a joint venture selected for a contract with the US Army Corps of Engineers, New Orleans District.

In 2013, we expanded our water service offerings into other industrial water activities, such as tailings-pond water treatment, flood control, water reuse, and water resource management, as well as into mining-related activities, which resulted in new project work. For example, we secured a project to evaluate three alternatives for the storage, treatment, and disposal of saline groundwater from the Joslyn North mine in Fort McMurray, Alberta.

Industrial. The Industrial practice area unit had 20.0% organic gross revenue growth in 2013 compared to 2012. This strong organic growth resulted from increased project activity relating to energy and resources, primarily in the oil and gas sector, and it accounts for approximately half of our Industrial revenue.

In our Oil & Gas practice, our long-term client relationships and diverse project expertise mean we are increasingly recognized as a top integrated provider of midstream services. This recognition, together with a continued global demand for energy and strong oil prices, drove the demand for our engineering services from large national clients that transport oil and gas to export locations and that require added capacity for transport, storage, and distribution. Our Environment and Industrial groups work together on major export pipelines in Canada to transport natural gas and crude oil to the east, south, and west.

In 2013, our Mining practice activity was steady, despite the global softening of the mining industry. As a consequence of completing a major project in the latter half of 2012, our Mining revenue decreased in the United States in 2013 compared to 2012. However, work in Canada remained steady; in particular, we continued work on the BHP Billiton Jansen potash mine in Saskatchewan. The decline in our US mining revenue was offset by

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

growth in our international mining business since we continue to secure projects in studies, design, and project management, because of our diversified commodities exposure and strong relationships with major global clients.

Our Power practice was soft in the United States in 2013, primarily because we still have an emerging presence in the United States and the US power market has not fully recovered. In Canada, certain major projects have come to completion. Still, throughout 2013, we continued to provide services in renewable energy, thermal power, and transmission and distribution. For instance, as part of the Maritime Link Project, we contributed to the detailed design of civil and geotechnical work for the transmission link between Newfoundland and Nova Scotia.

In our Industrial Buildings & Facilities practice, 2013 activity was steady in multiple areas, including in large industrial facilities, transportation and heavy equipment maintenance facilities, and servicing companies, where public and private sector clients are renewing or building new facilities.

Transportation. Despite a relatively stagnant market, our Transportation practice area unit had 8.6% organic gross revenue growth in 2013 compared to 2012. Organic growth reflected investments made in key hires and specific project pursuits in 2012 and 2013, as well as a continued commitment to build backlog by pursuing a mix of small, medium, and large projects. This balanced approach allowed us to match the needs of clients and adapt to changing conditions in various markets. Organic growth occurred principally in the US East, where we benefit from increased activity in design-build and from strong local relationships.

Transportation’s overall growth benefited from the acquisitions made over the last three years, in particular in 2012, when we increased our presence in local US markets. During the year, we continued to pursue and secure a steady share of significant traditional as well as design-build and P3 projects. For example, as part of our traditional work, we were awarded the Construction Management Services Contract for the Westside Subway Transit Corridor project in Los Angeles, California—one of the most regionally significant infrastructure programs and one of the largest transportation programs in the United States. Related to this project, we also secured the renewal of the Construction Management Support Services Contract with the Los Angeles County Metropolitan Transportation Authority for its major capital projects.

We continued working on local and regional projects with repeat clients in Canada and the United States. Because of our expertise, rehabilitation and maintenance remained stable components of our portfolio. For example, bridge inspection wins increased in British Columbia and in other locations such as New Hampshire and Vermont. Our strong local relationships provided continued opportunities in our general roadway business. In the last quarter of 2013, for example, we were designated by Central Texas Regional Mobility Authority to provide the ongoing traffic and revenue feasibility services for their expanding system of toll roads in Austin, Texas. Positive revenue growth in 2013 was also the result of stable infrastructure funding and only minor changes in the competitive landscape.

Urban Land. The Urban Land practice area unit had 3.3% organic gross revenue growth in 2013 compared to 2012. This organic revenue growth is attributed to residential activity in strong geographies such as western Canada, improvements in the US East, and our efforts to diversify into nonresidential sectors. Growth in these areas was partly offset by a reduction in work performed internationally compared to 2012.

In 2013, Canada accounted for approximately 55% of our urban land business, with approximately 45% in the United States and some projects outside of North America. Housing activity was stable across Canada compared to 2012. Western Canada benefited from strong residential single-family and mixed-use markets as a result of the robust resource market; eastern Canada had more higher-density projects. For example we secured a project in

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Guelph, Ontario, providing the planning, engineering, environmental impact, geomatic, archaeological, and traffic services for a mixed-use residential development on former industrial lands in the downtown core.

The US market showed signs of slow improvement during 2013 and continued to evolve to include a combination of greenfield, medium- to high-density development, and redevelopment projects in some of our regions. We are positioning our services to take advantage of this shift and an improving residential market.

Our 2013 nonresidential pursuits in Canada and the United States demonstrated our ability to provide a variety of services to various segments in the urban land development market, including commercial, municipal, parks, brownfield development, and sports and recreation sectors. For example, we secured a project for the campus master plan for the Delaware Valley College in Doylestown, Pennsylvania. The work includes facilities assessment, space utilization, and general campus planning to support the college’s strategic plan for the next ten years. In the fourth quarter of 2013, we were retained to complete the preliminary engineering, stormwater management strategy, detailed engineering design, and contract administration for a 40-hectare (100-acre) industrial parcel (Shipp Lands) located within the Derry Green Business Secondary Plan Area in Milton, Ontario. This project involves import of fill, which will require an earthworks strategy and environmental compliance monitoring.

Gross Margin

For a definition of “gross margin,” refer to Definition of Additional IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.

Gross margin as a percentage of net revenue decreased to 54.7% in 2013 from 55.0% in 2012, which is within our targeted range of 54.5% to 56.5% (set out in our 2012 Financial Review). Our consolidated gross margin for 2013 was impacted by growth in the revenue base of our lower margin practice area units (Industrial and Transportation in the United States). In our Industrial practice area unit, lower gross margins (compared to other practice areas) are typically offset by a lower administrative and marketing expense as a percentage of net revenue. In addition, the decrease in our 2013 consolidated gross margin was impacted by a slight decline in our Transportation and Buildings gross margins compared to 2012.

The following table summarizes our gross margin percentages by practice area unit:

Gross Margin by Practice Area Unit

	2013	2012

Buildings	54.2%	54.6%
Environment	59.0%	58.7%
Industrial	48.8%	48.3%
Transportation	52.6%	53.1%
Urban Land	59.7%	59.6%

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any year and on our project execution. These fluctuations reflect the basis of our business model: diversifying our operations across geographic locations, practice area units, and all phases of the infrastructure and facilities project life cycle.

The following table summarizes our gross margin percentages by region:

Gross Margin by Region
	2013	2012

Canada	55.1%	55.8%
United States	54.4%	54.0%
International	50.6%	51.6%

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

The reduction in gross margin for Canada in 2013 compared to 2012 resulted mainly from the impact of our growing Industrial practice area unit at lower gross margins. The reduction in gross margin in our International operations was due to the mix of project activity.

Revenue and Gross Margin Realigned by Business Operating Unit

In 2014, we are realigning our organizational structure from five practice area units to three business operating units to better support our clients. (For further information regarding this realignment, see the Evolution to Business Operating Units Specialization section of this report.) The following table restates our gross revenue earned in 2012 and 2013 from practice area units to business operating units. As well, the table details our gross revenue growth analysis for acquisition and organic growth in 2013 by business operating unit.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Gross Revenue by Business Operating Unit
	Quarter Ended March 31, 2013 vs. 2012

(In millions of Canadian dollars)	2013	2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange	% of Organic Growth

Buildings	125.8	127.1	(1.3)	2.0	(3.7)	0.4	(2.9%)
Energy & Resources	202.3	157.9	44.4	22.7	21.2	0.5	13.4%
Infrastructure	185.1	151.2	33.9	28.1	5.1	0.7	3.4%

Total	513.2	436.2	77.0	52.8	22.6	1.6	5.2%

	Quarter Ended June 30, 2013 vs. 2012

(In millions of Canadian dollars)	2013	2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange	% of Organic Growth

Buildings	128.3	127.8	0.5	2.8	(2.9)	0.6	(2.3%)
Energy & Resources	242.3	177.7	64.6	28.8	35.2	0.6	19.8%
Infrastructure	196.1	167.9	28.2	24.9	2.3	1.0	1.4%

Total	566.7	473.4	93.3	56.5	34.6	2.2	7.3%

	Quarter Ended September 30, 2013 vs. 2012

(In millions of Canadian dollars)	2013	2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange	% of Organic Growth

Buildings	115.8	117.7	(1.9)	3.1	(6.8)	1.8	(5.8%)
Energy & Resources	258.6	195.4	63.2	20.6	40.3	2.3	20.6%
Infrastructure	206.8	166.2	40.6	21.7	15.0	3.9	9.0%

Total	581.2	479.3	101.9	45.4	48.5	8.0	10.1%

	Quarter Ended December 31, 2013 vs. 2012

(In millions of Canadian dollars)	2013	2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange	% of Organic Growth

Buildings	114.0	113.3	0.7	1.5	(3.0)	2.2	(2.6%)
Energy & Resources	257.3	206.5	50.8	4.9	43.0	2.9	20.8%
Infrastructure	204.0	161.6	42.4	19.5	18.0	4.9	11.1%

Total	575.3	481.4	93.9	25.9	58.0	10.0	12.0%

	2013 Compared to 2012

(In millions of Canadian dollars)	2013	2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange	% of Organic Growth

Buildings	483.9	485.9	(2.0)	9.4	(16.4)	5.0	(3.4%)
Energy & Resources	960.5	737.5	223.0	77.0	139.7	6.3	18.9%
Infrastructure	792.0	646.9	145.1	94.2	40.4	10.5	6.2%

Total	2,236.4	1,870.3	366.1	180.6	163.7	21.8	8.8%

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

The following tables detail our gross margins as a percentage of net revenue by business operating unit for 2012 and 2013 and on a quarterly basis for 2012 and 2013:

Gross Margin by Business Operating Unit
	2013	2012

Buildings	54.8%	54.8%
Energy & Resources	53.2%	53.5%
Infrastructure	56.4%	56.7%

	2013				2012

	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31

Buildings	55.9%	54.0%	54.0%	55.4%	56.2%	55.1%	54.1%	53.8%
Energy & Resources	54.7%	53.0%	53.0%	51.8%	54.4%	53.8%	52.9%	52.6%
Infrastructure	58.7%	55.8%	55.7%	55.2%	58.0%	56.3%	55.8%	56.7%

Administrative and Marketing Expenses

Our administrative and marketing expenses increased by $114.0 million from 2012 to 2013. As a percentage of net revenue, our administrative and marketing expenses remained the same as for 2012 at 40.7%, which is slightly lower than our expected range of 41% to 43%.

Administrative and marketing expenses fluctuate from year to year because of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by business development and acquisition integration activities.

Depreciation of Property and Equipment

Depreciation as a percentage of net income remained at 1.8% year over year. Depreciation increased by $4.6 million. Our additions to property and equipment of $53.5 million in 2013 were within the expected range of $50 to $60 million established at the beginning of 2013.

Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years. Contract backlog is generally amortized over an estimated useful life of 1 to 2 years. Consequently, the impact of the amortization of contract backlog can be significant in the four to eight quarters following an acquisition. As at December 31, 2013, $1.5 million of the $78.9 million in intangible assets related to backlog. (Backlog, a non-IFRS measure, is further discussed in Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section of this report.)

Also included in intangible assets is purchased and internally generated computer software that is replaceable and not an integral part of related hardware. This computer software is amortized over an estimated useful life ranging from 3 to 7 years.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

The following table summarizes the amortization of identifiable intangible assets:

Amortization of Intangibles

(In thousands of Canadian dollars)	2013	2012

Client relationships	7,294	6,431
Backlog (Note)	5,342	6,296
Software	9,675	6,986
Other	982	1,346
Lease disadvantage	(2,058)	(1,051)

Total amortization of intangible assets	21,235	20,008

Note: Backlog is further discussed in the Definitions section of this report.

The $1.2 million increase in intangible asset amortization from 2012 to 2013 was mainly due to an increase in the amortization of software from the renewal of our Microsoft agreement. During 2013, we added $14.3 million to intangible assets: $9.9 million was mainly the result of incremental software licenses on our enterprise management system and the renewal of our AutoCAD and Microsoft agreements; $4.4 million was the result of acquisitions, primarily from the IBE acquisition.

In accordance with our accounting policies, we review intangible assets at each reporting period to determine whether there is an indication of impairment. An asset may be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset, and that event has an impact on the estimated future cash flows of the asset.

To determine indicators of impairment of intangible assets, we consider external sources of information such as prevailing economic and market conditions. We also consider internal sources of information such as the historical and expected financial performance of the intangible assets. If an indication of impairment exists, the asset’s recoverable amount is estimated. If the carrying amount exceeds the recoverable amount (on a discounted basis), the asset value is written down to the recoverable amount. (For further discussion on the methodology used in testing long-lived assets and intangibles for impairment, refer to Critical Accounting Estimates in the Critical Accounting Estimates, Developments, and Measures section of this report.)

Based on our review of intangible assets at each reporting period in 2012 and 2013, there have been no indications of impairment.

Net Interest Expense

Our net interest expense decreased by $0.1 million in 2013 compared to 2012, mainly due to a lower long-term debt balance. In particular, our revolving credit facility was $51.1 million at December 31, 2013, compared to $80.7 million at December 31, 2012. As well, the balance of notes payable for acquisitions was lower at $53.0 million at December 31, 2013, compared to $81.4 million at December 31, 2012. The average interest rate of our revolving credit facility was 1.37% at December 31, 2013, compared to 1.60% at December 31, 2012. At December 31, 2013 and 2012 we had $125 million in senior secured notes at a rate of 4.52%. (The revolving credit facility and senior secured notes are further described in the Liquidity and Capital Resources section of this report.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Based on our credit balance at December 31, 2013, we estimate that a 0.5% increase or decrease in interest rates, with all other variables held constant, would have had an immaterial impact on our net income and basic earnings per share for the year. We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. Our senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Gains and Losses

We reported a foreign exchange gain of $0.2 million in 2013 compared to a loss of $0.2 million in 2012. The foreign exchange gain and loss arose from the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars or British pounds in exchange for Canadian dollars. The foreign exchange gains and losses in 2013 and 2012 were caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at December 31, 2013, we had no material foreign-currency forward-contract agreements.

We estimate that because of a slight net exposure at December 31, 2013, a $0.01 increase or decrease in the US-dollar to Canadian-dollar exchange rate, with all other variables held constant, would have had an immaterial impact on our net income for the year.

Income Taxes

Our 2013 effective income tax rate remained consistent year over year at 26.5% in 2013 compared to 26.4% in 2012. Our 2013 effective income tax rate was impacted by additional income earned in higher tax jurisdictions in 2013 compared to 2012 and offset by the utilization of additional tax credits in 2013. The effective tax rate of 26.5% meets the target of at or below 28.5% set out in our 2012 Financial Review.

Fourth Quarter Results

Our revenue growth in Q4 13 was strong compared to Q4 12. Gross revenue increased 19.5% to $575.3 million from $481.4 million; 12.0% of this increase is due to continued organic growth. EBITDA increased 10.9% to $62.3 million from $56.2 million, net income increased 14.8% to $35.7 million from $31.1 million, and our diluted earnings per share increased 13.4% to $0.76 from $0.67 when comparing Q4 13 to Q4 12.

The following table summarizes our key operating results for Q4 13 on a percentage of net revenue basis and the percentage increase in the dollar amount of these results compared to the same period last year:

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

	Quarter Ended December 31		% of Net Revenue		% Increase (Decrease)*
(In millions of Canadian dollars, except %)	2013	2012	2013	2012	2013 vs. 2012

Gross revenue **	575.3	481.4	127.5%	123.4%	19.5%
Net revenue **	451.3	390.1	100.0%	100.0%	15.7%
Direct payroll costs	196.6	171.1	43.6%	43.9%	14.9%
Gross margin **	254.7	219.0	56.4%	56.1%	16.3%
Administrative and marketing expenses	197.3	162.4	43.7%	41.6%	21.5%
Depreciation of property and equipment	8.7	7.6	1.9%	2.0%	14.5%
Amortization of intangible assets	4.6	5.3	1.0%	1.4%	(13.2%)
Net interest expense	1.9	1.8	0.4%	0.5%	5.6%
Other net finance expense	(3.3)	0.6	(0.7%)	0.1%	n/m
Share of income from joint ventures and associates	(0.9)	(0.3)	(0.1%)	(0.1%)	n/m
Foreign exchange loss	-	0.1	0.0%	0.0%	n/m
Other income	(0.7)	-	(0.2%)	0.0%	n/m
Income before income taxes	47.1	41.5	10.4%	10.6%	13.5%
Income taxes	11.4	10.4	2.5%	2.6%	9.6%
Net income	35.7	31.1	7.9%	8.0%	14.8%

* % increase (decrease) calculated based on the dollar change from the comparable period.

** The terms gross and net revenue and gross margin are discussed in the Definitions section of this report.

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

n/m = not meaningful

Gross Revenue
(In millions of Canadian dollars)	Q4 13 vs. Q4 12

Increase in gross revenue due to
Acquisition growth	25.9
Organic growth	58.0
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	10.0

Total net increase in gross revenue	93.9

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

During Q4 13, our gross revenue increased by $93.9 million, or 19.5%, compared to the same period in 2012 as a result of the impact of acquisitions completed in 2012 and 2013 and organic revenue growth. The weakening of the Canadian dollar had a positive impact on reported revenue in Q4 13 compared to Q4 12. During Q4 13, the average exchange rate for the Canadian dollar was US$0.95 compared to the Canadian dollar being at par with the US dollar during Q4 12.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

The following tables summarize the change in gross revenue by region and by practice area unit in the fourth quarter of 2013 compared to the same period in 2012:

Gross Revenue by Region
(In millions of Canadian dollars)	Quarter Ended Dec 31, 2013	Quarter Ended Dec 31, 2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	338.4	290.6	47.8	1.6	46.2	n/a
United States	217.2	171.5	45.7	24.3	11.4	10.0
International	19.7	19.3	0.4	-	0.4	-

Total	575.3	481.4	93.9	25.9	58.0	10.0

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

n/a = not applicable

Gross Revenue by
Practice Area Unit
(In millions of Canadian dollars)	Quarter Ended Dec 31, 2013	Quarter Ended Dec 31, 2012	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	93.6	95.4	(1.8)	1.5	(5.2)	1.9
Environment	197.8	162.9	34.9	4.1	27.1	3.7
Industrial	141.4	109.2	32.2	2.0	29.3	0.9
Transportation	82.7	63.1	19.6	14.4	2.6	2.6
Urban Land	59.8	50.8	9.0	3.9	4.2	0.9

Total	575.3	481.4	93.9	25.9	58.0	10.0

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

Organic revenue growth in Q4 13 was positive in all practice area units except Buildings. The Buildings practice area unit decline occurred because of the softening in the buildings market compared to Q4 12. The buildings industry has experienced continued competition and pressure in funding of private and public sector clients. Our organic growth in Q4 13 occurred mainly in our Environment and Industrial practice area units. In both of these practice area units, we are experiencing increased project activity from the oil and gas sector, mainly driven by the midstream industry in western Canada.

During Q4 13, net income was positively impacted by increases in gross revenue and gross margin as a percentage of net revenue—from 56.1% in Q4 12 to 56.4% in Q4 13. Our gross margin increased quarter over quarter in our US and International regions and increased in our Industrial and Urban Land practice area units as summarized in the tables below:

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Gross Margin by Region	Quarter Ended Dec 31
	2013	2012

Canada	56.9%	57.2%
United States	56.2%	55.1%
International	50.5%	47.5%

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

Gross Margin by Practice Area Unit	Quarter Ended Dec 31
	2013	2012

Buildings	54.9%	56.2%
Environment	60.4%	60.5%
Industrial	51.1%	48.8%
Transportation	54.7%	55.4%
Urban Land	62.3%	60.2%

Note: Comparative figures have been restated due to a realignment of several practice components between our Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

The nature of our business model—based on diversifying operations across geographic regions, practice area units, and all phases of the infrastructure and facilities project life cycle—will continue to cause fluctuations in our gross margin percentage from period to period, depending on the mix of projects during any given quarter.

Administrative and marketing expense increased from 41.6% in Q4 12 to 43.7% in Q4 13. This increase was primarily due to an increase in administrative labor because of additional charges for seasonal holidays in Q4 13 compared to Q4 12. As well, there was an increase in the fair value of restricted share units and deferred share units in Q4 13 compared to Q4 12.

Our effective income tax rate decreased from 27.2% in Q3 13 to 24.2% in Q4 13 due to the an increase in deductions for US share options exercised and an increase in US Research and Development tax credits.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Quarterly Trends

The following is a summary of our quarterly operating results for the last two fiscal years, all prepared in accordance with IFRS:

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Dec 31, 2013	Sept 30, 2013	Jun 30, 2013	Mar 31, 2013

Gross revenue	575.3	581.2	566.7	513.2
Net revenue	451.3	484.8	469.4	426.9
Net income	35.7	45.9	36.2	28.4
EPS – basic	0.77	0.99	0.78	0.62
EPS – diluted	0.76	0.98	0.78	0.61

	Dec 31, 2012*	Sept 30, 2012*	Jun 30, 2012*	Mar 31, 2012*

Gross revenue	481.4	479.3	473.4	436.2
Net revenue	390.1	397.4	395.8	370.5
Net income	31.1	34.1	30.8	25.0
EPS – basic	0.68	0.74	0.67	0.55
EPS – diluted	0.67	0.74	0.67	0.55

Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is a result of the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly basis and an annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options when the exercise price of the option is not in the money.

* Certain figures for 2012 have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

The following items impact the comparability of our quarterly results:

Gross Revenue (In millions of Canadian dollars)	Q4 13 vs. Q4 12	Q3 13 vs. Q3 12	Q2 13 vs. Q2 12	Q1 13 vs. Q1 12

Increase in gross revenue due to
Acquisition growth	25.9	45.4	56.5	52.8
Organic growth	58.0	48.5	34.6	22.6
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	10.0	8.0	2.2	1.6

Total net increase in gross revenue	93.9	101.9	93.3	77.0

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Q1 13 vs. Q1 12. During Q1 13, net income increased by $3.4 million, or 13.6%, from the same period in 2012, and diluted earnings per share for Q1 13 increased by $0.06, or 10.9%, compared to Q1 12. Net income for Q1 13 was positively impacted by an increase in revenue resulting from acquisitions completed in 2012, and organic revenue grew because of activity in the oil and gas and transportation sectors. Compared to Q1 12, we reported organic growth in all regions and in all practice area units except Buildings.

Net income was negatively impacted by a reduction in gross margin as a percentage of net revenue—from 54.4% in Q1 12 to 54.0% in Q1 13. The decrease occurred in our Industrial, Transportation, and Urban Land practice area units, while Environment and Buildings increased. The decreases in gross margins occurred because of the mix of projects in progress during the quarter, and as our Oil & Gas practice grew, our Industrial practice area unit margins became lower because of the nature of projects in the oil and gas sector. In addition, as we increased our US revenue base in the Urban Land practice area unit, our overall margin was negatively impacted because the margins secured in the United States tend to be lower than those secured in Canada. Also, high-density projects typically have lower margins; therefore, securing more work in this area has impacted Urban Land’s overall margin. Results were positively impacted by an improvement in administrative and marketing expenses as a percentage of net revenue—from 41.5% in Q1 12 to 41.1% in Q1 13—due to a continued focus on managing our costs effectively.

Q2 13 vs. Q2 12. During Q2 13, net income increased by $5.4 million, or 17.5%, from the same period in 2012, and diluted earnings per share for Q2 13 increased by $0.11, or 16.4%, compared to Q2 12. Net income for Q2 13 was positively impacted by an increase in revenue resulting from acquisitions completed in 2012 and 2013, and organic revenue grew because of activity in the oil and gas, environmental services, and transportation sectors. Compared to Q2 12, we reported organic growth in all regions and in all practice area units except Buildings and Urban Land. Our gross margin decreased slightly—from 54.3% in Q2 12 to 54.2% in Q2 13—for the most part due to a reduction in our Buildings practice area unit margin, which was impacted by lower margins recognized on a number of major projects. Administrative and marketing expenses as a percentage of net revenue was 40.0% in both Q2 13 and Q2 12.

Q3 13 vs. Q3 12. During Q3 13, net income increased by $11.8 million, or 34.6%, from the same period in 2012, and diluted earnings per share for Q3 13 increased by $0.24, or 32.4%, compared to Q3 12. Net income for Q3 13 was positively impacted by an increase in revenue because of acquisitions completed in 2012 and 2013, and organic revenue grew because of a robust oil and gas sector, particularly in the midstream industry. Compared to Q3 12, we reported organic growth in all regions and in all practice area units except Buildings. The decrease in gross margin—from 55.0% in Q3 12 to 54.3% in Q3 13—was offset by a decrease in our administrative and marketing expenses as a percentage of net revenue—from 39.7% in Q3 12 to 38.3% in Q3 13. The decrease in gross margin was the result of increased activity related to the pursuit of P3 opportunities in our Buildings practice area unit, in particular in Ontario and British Columbia, as well as a more generally competitive buildings market. During the pursuit phase of P3 opportunities, we perform work for a reduced fee, which we make up if we are successful in securing the project. The decrease in our administrative and marketing expenses as a percentage of net revenue was due to our increased labor utilization, continued focus on managing costs effectively, and improved collection experience.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Balance Sheet

The following highlights the major changes to our assets, liabilities, and equity from December 31, 2012, to December 31, 2013:

(In millions of Canadian dollars)	Dec 31, 2013	Dec 31, 2012*	$ Change	% Change

Total current assets	726.2	583.0	143.2	24.6%

Property and equipment	133.5	115.0	18.5	16.1%
Goodwill	594.8	566.8	28.0	4.9%
Intangible assets	78.9	85.7	(6.8)	(7.9%)
Investments in joint ventures and associates	5.0	5.3	(0.3)	(5.7%)
Other financial assets	83.2	63.7	19.5	30.6%
All other assets	46.6	44.7	1.9	4.3%

Total assets	1,668.2	1,464.2	204.0	13.9%

Current portion of long-term debt	37.1	42.9	(5.8)	(13.5%)
Provisions	12.0	14.9	(2.9)	(19.5%)
Other liabilities	9.8	8.7	1.1	12.6%
All other current liabilities	348.1	274.3	73.8	26.9%

Total current liabilities	407.0	340.8	66.2	19.4%

Long-term debt	200.9	256.4	(55.5)	(21.6%)
Provisions	49.5	37.0	12.5	33.8%
Other liabilities	58.0	42.8	15.2	35.5%
All other liabilities	60.2	60.1	0.1	0.2%
Equity	892.6	727.1	165.5	22.8%

Total liabilities and equity	1,668.2	1,464.2	204.0	13.9%

* Certain figures for 2012 have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

Refer to the Liquidity and Capital Resources section of this report for an explanation of the change in current assets and current liabilities.

Property and equipment increased because of the number of leasehold and furniture improvements made to various offices. Goodwill increased as a result of additions from acquisitions as well as changes in foreign exchange, as explained below. Intangible assets decreased due to depreciation and was partly offset by the renewal of agreements for AutoCAD, Microsoft, and our enterprise management system software in the year. Investments in joint ventures and associates decreased due to dividends received in the year. Other financial assets increased mainly due to a $24.9 million increase in investments held for self-insured liabilities.

Total current and long-term debt decreased because of payments made on our notes payable from acquisitions, lease financing obligations, and revolving credit facility. In total, current and long-term provisions increased mainly because of an $11.2 million increase in provisions for self-insured liabilities due to the timing of the recognition of the liabilities and their ultimate settlement. Other liabilities increased as a result of an $8.0 million increase in lease inducement benefits for leasehold improvements at various offices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Overall, the carrying amount of the assets and liabilities of our US subsidiaries on our consolidated balance sheets increased because of the weakening of the Canadian dollar from US$1.01 at December 31, 2012, to US$0.94 at December 31, 2013.

Goodwill

In accordance with our accounting policies, described in note 4 of our audited consolidated financial statements, we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

We allocate goodwill to our cash generating units (CGUs), which are also our operating segments. CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. We defined our CGUs as Canada, the United States, and International. As a Company, we are constantly evolving and continuing to expand into different geographic locations. As we evolve, we regularly review our corporate and management structure to ensure our operations are organized into logical units, particularly for making operating decisions and assessing performance. If we determine that our corporate and management structure should change, we review our definitions of CGUs and reportable segments. We do not allocate or monitor goodwill to our practice area units.

On October 1, 2013, and October 1, 2012, we performed our annual goodwill impairment test. Based on the results of this test, we concluded that the recoverable amount of our CGUs exceeded their carrying amount and, therefore, goodwill was not impaired.

Valuation techniques

When performing our goodwill impairment test, we compare the recoverable amount of our CGUs to their respective carrying amounts. If the carrying amount of a CGU is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statement of financial position and recognized as a non-cash impairment charge in income. We estimate the recoverable amount by using the fair value less costs to sell approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU’s projection of estimated operating results and discounted cash flows based on a discounted rate that reflects current market conditions. We use cash flow projections from financial forecasts approved by senior management covering a five-year period. For our October 1, 2013, and October 1, 2012, impairment test, we discounted our CGU cash flows using after-tax discount rates ranging from 10.0% to 12.0%. To arrive at cash flow projections, we use estimates of economic and market information as described in Critical Accounting Estimates in the Critical Accounting Estimates, Developments, and Measures section of this report.

Sensitivity

The calculation of fair value less costs to sell for all of our CGUs is most sensitive to the following assumptions:

•	Operating margins based on actual experience and management’s long-term projections.
•	Discount rates—reflecting investors’ expectations when discounting future cash flows to a present value—that take into consideration market rates of return, capital structure, company size, and industry risk. This rate is further adjusted to reflect risks specific to the CGU for which future estimates of cash flows have not been adjusted.
•	Growth rate estimates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that typically does not exceed 3.0%.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

At October 1, 2013, the recoverable amount of our Canadian and US CGUs exceeded the carrying amount. For the assessment of fair value less costs to sell, we believe that no reasonably possible change in any of the above key assumptions would have caused the carrying amount of the Canadian or US CGU to materially exceed its recoverable amount.

Liquidity and Capital Resources

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to Cautionary Note Regarding Forward-Looking Statements at the end of this report. We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350-million credit facility, senior secured notes, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment and software, repaying long-term debt, and paying dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the Core Business and Strategy section of this report) reduces the impact of changing market conditions on our operating cash flows. Consequently, we do not anticipate any immediate need to access additional capital through the issuance of common shares. However, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facility.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Our investments held for self-insured liabilities include bonds, equities, and term deposits, and to some extent, we mitigate the risk associated with these financial instruments through the overall quality and mix of our investment portfolio.

Working Capital

The following table shows summarized working capital information as at December 31, 2013, compared to December 31, 2012:

(In millions of Canadian dollars, except ratio)	2013	2012*	$ Change

Current assets	726.2	583.0	143.2
Current liabilities	(407.0)	(340.8)	(66.2)
Working capital (Note)	319.2	242.2	77.0
Current ratio (Note)	1.78	1.71	n/a

Note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of this report.

* Certain figures for 2012 have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

Current assets increased mainly due to a $102.3 million increase in cash and cash equivalents. Trade and other receivables and unbilled revenue increased by $26.4 million as a result of our acquisition and organic growth in the year. Despite our growth in the year, investment in trade and other receivables and unbilled revenue decreased from 91 days at December 31, 2012, to 86 days at December 31, 2013. Current assets also increased because of a $5.0 million increase in income taxes recoverable, a $4.6 million increase in prepaid expenses, and a $3.7 million increase in other financial assets that resulted mainly from an increase in the current portion of investments held for self-insured liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Current liabilities increased primarily because of a $47.4 million increase in trade and other payables. The increase in trade and other payables resulted from increased activity, higher payroll accruals due to an increase in employee numbers, and an increase in bonuses payable. As well, billings in excess of costs increased $17.0 million, and income tax payable increased $9.0 million. These were partly offset by a $2.9 million decrease in current provisions and a $5.8 million decrease in the current portion of long-term debt due to a reduction in notes payable from acquisitions.

Cash Flows

Our cash flows from (used in) operating, investing, and financing activities, as reflected in our consolidated statements of cash flows, are summarized in the following table:

(In millions of Canadian dollars)	2013	2012	$ Change

Cash flows from operating activities	272.1	180.6	91.5
Cash flows used in investing activities	(117.4)	(143.2)	25.8
Cash flows used in financing activities	(54.2)	(31.3)	(22.9)

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

Cash Flows from Operating Activities

Cash flows from operating activities are impacted by the timing of payroll and acquisitions—in particular, the timing of payments of acquired trade and other payables, including employee annual bonuses. The $91.5 million increase in cash flows from operating activities was the result of increased cash receipts from clients due to our acquisitions and organic growth and a decrease in interest paid on notes payable for prior acquisitions.

These increases in cash flows were partly offset by more cash paid to employees because of an increase in the number of employees in 2013 compared to 2012 and an increase in bonuses and restricted share units paid. In addition, cash paid to suppliers increased due to acquisitions and organic growth. Income tax paid was higher since our final tax payment relating to 2012 was higher than the prior year and our installment base for 2013 was higher than for 2012; this was partially offset by a higher Canadian income tax refund received in 2013 compared to 2012.

Cash Flows Used in Investing Activities

Cash flows used in investing activities decreased in 2013 compared to 2012 due to a reduction in cash used for business acquisitions and a reduction in the payment of notes payable for prior acquisitions. In 2013, we used $43.5 million in cash for business acquisitions and the payment of notes payable, compared to $102.0 million used in the same period in 2012. Also contributing to the decrease in cash flows used in investing activities was a $2.0 million increase in dividends from investments in joint ventures and associates and a $4.6 million decrease in the purchase of intangible assets because we purchased AutoCAD software in the first quarter of 2012. These decreases in cash flows used in investing activities were partly offset by a $30.0 million increase in the purchase of property and equipment in 2013 compared to 2012 (further described below).

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Property and equipment and software purchases totaled $57.1 million in 2013 compared to $31.7 million in 2012. Contributing to the higher spending in 2013 was an increase in spending for leasehold and furniture improvements made to various office locations. Our capital expenditures

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during 2013 were financed by cash flows from operations. We expect our total capital and software expenditures in 2014 to be approximately $60.0 million, excluding capital assets acquired from acquisitions. In 2014, we plan to continue to invest in enhancements to our business information systems to optimize and streamline our business processes and prepare for continued growth.

Cash Flows Used in Financing Activities

Cash flows used in financing activities increased mainly due to the net outflow in 2013 of $34.6 million to repay our revolving credit facility—compared to a net outflow of $11.7 million to repay our revolving credit facility in 2012. As well, there was a $9.2 million increase in cash outflows for the payment of dividends in 2013 compared to 2012. In 2013, dividends were paid on January 17, April 18, July 18, and October 17. These increases in outflows were partly offset by a $6.3 million increase in cash inflows from the issuance of shares from employees exercising their share options.

Capital Structure

We manage our capital structure according to our internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5. Our net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment. At December 31, 2013, our net debt to EBITDA ratio was 0.36. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

During 2013, we extended the maturity of our existing $350-million revolving credit facility to August 31, 2017. This credit facility allows us access to an additional $150 million under the same terms and conditions on approval from our lenders. Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and on certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, LIBOR, or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA—from 20 to 145 for Canadian prime and US base rate loans and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit. At December 31, 2013, $297.8 million was available in the revolving credit facility for future activities.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. These notes are ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 each year. We may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. Specifically, at each quarter-end, we must satisfy the following at any time: (1) our consolidated EBITDAR (earnings before interest, taxes, depreciation, amortization, and restructuring or rent costs) to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and (2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit

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STANTEC INC.

facility and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition, when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for the revolving credit facility and 3.25 to 1.0 for the senior secured notes for a period of two complete quarters following the acquisition. EBITDA and EBITDAR to debt service ratios are defined in Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section of this report. We were in compliance with all these covenants as at and throughout the period ended December 31, 2013.

We have a bid bond facility, expiring on August 31, 2017, in the amount of $10 million that allows us to access an additional $5 million under the same terms and conditions upon approval from our lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At December 31, 2013, $7.0 million had been issued under this bid bond facility, expiring at various dates before November 2014.

Shareholders’ Equity

Our shareholders’ equity increased by $165.6 million in 2013 and by $100.1 million in 2012. The following table summarizes the reasons for these increases:

(In millions of Canadian dollars)	2013	2012

Beginning shareholders’ equity	727.0	626.9

Net income for the year	146.2	121.0
Currency translation adjustments	26.1	(8.2)
Net unrealized gain on financial assets	5.0	1.8
Net realized gain on financial assets transferred to income	(0.6)	-
Recognition of fair value of share-based compensation	3.8	2.8
Share options exercised for cash	16.5	10.2
Dividends declared	(30.6)	(27.5)
Purchase of non-controlling interests	(0.8)	-

Total change	165.6	100.1

Ending shareholders’ equity	892.6	727.0

Note: Comparative figures have been restated due to the adoption of IFRS 10 and 11 (further discussed in the Accounting Developments section of this report).

During 2013, we recorded a $26.1 million foreign exchange gain in our currency translation adjustments in other comprehensive income compared to an $8.2 million loss in 2012. These unrealized gains and losses arose when translating our foreign operations into Canadian dollars. We do not hedge for this foreign exchange translation risk. The gain recorded during 2013 was caused by the weakening of the Canadian dollar—from US$1.01 at December 31, 2012, to US$0.94 at December 31, 2013. The loss recorded during 2012 was a result of the strengthening of the Canadian dollar—from US$0.98 at December 31, 2011, to US$1.01 at December 31, 2012.

We hold investments for self-insured liabilities consisting of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with the unrecognized gain or loss recorded in other comprehensive income. The change in the fair value of these investments was a $5.0 million gain in 2013 and a $1.8 million gain in 2012.

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Our board of directors grant share options as part of our incentive programs. In 2013, our board granted 455,000 (in 2012, 375,500) share options to various officers and employees of the Company. These options vest equally over a three-year period and have a contractual life of seven years from the grant date. Share options exercised in 2013 generated $16.5 million in cash compared to $10.2 million in 2012.

Our board of directors declare dividends to common shareholders. Our board declared dividends of $30.6 million in 2013 compared to $27.5 million in 2012.

Other

Outstanding Share Data

At December 31, 2013, there were 46,576,132 common shares and 1,305,415 share options outstanding. From December 31, 2013, to February 26, 2014, no share options were granted, 48,250 share options were exercised, and 3,667 share options were forfeited. At February 26, 2014, there were 46,624,382 common shares and 1,253,498 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other liabilities as at December 31, 2013:

	Payment Due by Period

(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	229.3	32.3	90.7	106.1	0.2
Interest on debt	22.9	7.7	11.2	4.0	-
Operating leases	548.8	100.3	178.5	129.0	141.0
Finance lease obligation	9.4	5.1	4.3	-	-
Purchase and service obligations	19.7	7.5	10.9	1.3	-
Other obligations	20.3	3.3	2.8	0.2	14.0

Total contractual obligations	850.4	156.2	298.4	240.6	155.2

For further information regarding the nature and repayment terms of our long-term debt and finance lease obligations, refer to the Cash Flows Used in Financing Activities section of this report and notes 16 and 19 in our audited consolidated financial statements for the year ended December 31, 2013, incorporated by reference herein.

Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other obligations include amounts payable under our deferred share unit plan and restricted share unit plans. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Off-Balance Sheet Arrangements

As of December 31, 2013, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $1.2 million that expire at various dates before January 2015. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also have a surety facility to enable, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at December 31, 2013, $4.7 million in bonds were issued under this agreement and expire at various dates before April 2020. In addition, we have a bid bond facility that allows us to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At December 31, 2013, $7.0 million was issued under this bid bond facility, expiring at various dates before November 2014.

During 2009, we issued a guarantee up to a maximum of US$60.0 million for project work with the US federal government. If the guarantee is exercised, we have recourse to our insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in professional services. At December 31, 2013, $155,000 of this guarantee had been exercised, but we have not made any payments under this guarantee and no amounts have been accrued in our audited consolidated financial statements with respect to the guarantee. This guarantee expires on July 15, 2014.

In the normal course of business, we also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. In addition, we indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnification agreements will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Financial Instruments and Market Risk

Fair value. As at December 31, 2013, we value and record our financial instruments as follows:

•	Cash and cash equivalents are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•	Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

•	Investments held for self-insured liabilities, consisting of bonds, equity securities, and term deposits, are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in other income for equity securities and in net finance income for bonds and term deposits. Interest income is recorded in finance income, and dividends are recorded in other income.

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•	Trade and other payables are classified as other financial liabilities and are recorded at fair value and subsequently recorded at amortized cost using the effective interest rate method (EIR), with realized gains and losses reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, thereby calculating the amortized cost and subsequently allocating the interest income or expense over the life of the instrument.

•	Long-term debts, including non-interest-bearing debts, are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method, with the EIR amortization and realized gains and losses reported in finance costs.

All financial assets are recognized initially at fair value plus directly attributable transaction costs, except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and other valuation models. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amount of bank loans approximates their fair value because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values.

Market risk. We are exposed to various market factors that can affect our performance, primarily with respect to currency and interest rates.

Currency

Our currency exchange rate risk results primarily from the following three factors:

1.	A significant portion of our revenue and expenses is generated or incurred in US dollars; therefore, we are exposed to fluctuations in exchange rates. To the extent that
•	US-dollar revenues are greater than US-dollar expenses in a strengthening US-dollar environment, we expect to see a positive impact on our income from operations
•	US-dollar revenues are greater than US-dollar expenses in a weakening US-dollar environment, we expect to see a negative impact on our income from operations

This exchange rate risk primarily reflects, on an annual basis, the impact of fluctuating exchange rates on the net difference between total US-dollar professional revenue and US-dollar expenses. Other exchange rate risk arises from the revenue and expenses generated or incurred by subsidiaries located outside Canada and the United States. Our income from operations will be impacted by exchange rate fluctuations used in translating these revenues and expenses. We do not hedge for this foreign exchange translation risk.

2.	Foreign exchange fluctuations may also arise on the translation of the balance sheet of (net investment in) our US-based subsidiaries or other foreign subsidiaries where the functional currency is different from the Canadian dollar, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

3.	Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian operations and non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching US-dollar foreign currency assets with US-dollar foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars.

Although we may buy or sell foreign currencies in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities. At December 31, 2013, due to a slight net exposure, a $0.01 increase or decrease in the exchange rates, with all other variables held constant, would have had an immaterial impact on our net income for the year.

Interest rates

Changes in interest rates also present a risk to our performance. Our revolving credit facility carries a floating rate of interest. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds and term deposits. We estimate that, based on our loan balance at December 31, 2013, a 0.5% increase in interest rates (with all other variables held constant) would have an immaterial impact on our basic earnings per share for the year.

We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. Our $125 million in senior secured notes have fixed interest rates until they are due—$70 million at 4.332% due on May 10, 2016, and $55 million at 4.757% due on May 10, 2018. Since these have fixed rates, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Related-Party Transactions

We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have management agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. Based on these management agreements, we have assessed that we have control over the relevant activities, we are exposed to variable returns, and we can use our power to influence the variable returns; therefore, we control these entities and have consolidated them in our consolidated financial statements. We receive a management fee generally equal to the net income of the entities and have an obligation regarding their liabilities and losses. Transactions among subsidiaries and structured entities are entered into in the normal course of business and on an arm’s-length basis. Using the consolidated method of accounting, all intercompany balances are eliminated.

From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Associated companies are entities over which we are able to exercise significant influence but not control. A joint arrangement is classified as either a joint venture or joint operation, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. Joint ventures provide us with rights to the net assets of the arrangement. Joint operations provide us with rights to individual assets and obligations.

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STANTEC INC.

We use the equity method of accounting for our associated companies and joint ventures. We account for joint operations by recognizing our share of assets, liabilities, revenues, and expenses of the joint operation and combining them line by line with similar items in our consolidated financial statements. The total amount of dividends and distributions received from our joint ventures was $2.7 million during 2013. Dividends and distributions received from our associated companies were immaterial during 2013.

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company and include our CEO, COO, CFO, and senior vice presidents. Total compensation to key management personnel and directors recognized as an expense during 2013 was $19.1 million (during 2012, $13.9 million).

From time to time, we guarantee the obligations of subsidiaries or structured entities regarding lease agreements. In addition, from time to time, we guarantee subsidiaries’ or structured entities’ obligations to a third party pursuant to an acquisition agreement. (Transactions with subsidiaries, structured entities, associated companies, and joint ventures are further described in notes 13 and 30 of our 2013 audited consolidated financial statements and are incorporated by reference herein.)

Outlook

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Cautionary Note Regarding Forward-Looking Statements section. The following table summarizes our expectations for the coming year:

Measure	2014 Target Range

Gross margin as % of net revenue	Between 54% and 56%
Administrative and marketing expenses as % of net revenue	Between 40% and 42%
EBITDA as % of net revenue	Between 13% and 15%
Net income as % of net revenue	At or above 6%
Effective income tax rate	At or below 28.5%
Return on equity (notes 1 and 3)	At or above 14%
Net debt to EBITDA (notes 2 and 3)	Below 2.5

note 1: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of the last four quarters.

note 2: Net debt to EBITDA ratio is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, which is calculated as income before income taxes plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment.

note 3: Return on equity and net debt to EBITDA are non-IFRS measures and are discussed in the Definitions section of this report.

We lowered the targeted range for gross margin as a percentage of net revenue from between 54.5% and 56.5% in 2013 to between 54% and 56% for 2014. We also lowered the targeted range for administrative and marketing expenses as a percentage of net revenue from between 41% and 43% in 2013 to between 40% and 42% for 2014. All other targets remained the same. We lowered these two targets due to the current mix of projects, particularly, the increase in project activity in our Energy & Resources business operating unit. We also added the new target of EBITDA as a percentage of net revenue between 13% and 15% since we use this measurement as part of our overall assessment of our operating performance.

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STANTEC INC.

Actual performance will fluctuate depending on the mix of clients and projects and the number of acquisitions completed in a year. Some targets, such as net debt to EBITDA, could be impacted and potentially exceeded by completing an opportune larger acquisition that increases our debt level above our target for a period of time.

The diverse infrastructure and facilities market consists of many sectors and industries in both the public and private sectors. Clients within this market require services from multiple disciplines and areas of expertise for projects of varying complexities across the project life cycle. In North America, our principal area of operation, design-related revenue for the infrastructure and facilities market is approximately US$95 billion—our market share is approximately 2%. Market size is affected by many factors, including capital spending plans of private sector clients, government allocations to infrastructure, and the range of alternative delivery models in certain sectors. Our footprint in Latin America, India, the Caribbean, the Middle East, and the United Kingdom provides an additional, although small, presence in international markets.

In 2014, we have an overall moderate growth outlook for professional services in our key sectors in North America. When determining our overall outlook, we considered the following expectations:

•	Greater strength in the private sector markets than the public sector markets
•	Continued improvement in the United States as we build a top-tier position
•	Energy and resource development in Canada to remain robust, supporting industries and geographies that relate to or benefit from these sectors
•	Consolidated margins may continue to be impacted by an increase in the relative size of our oil and gas business
•	Support for the alternative project delivery approaches, including P3s, will continue in Canada and will present new opportunities in the United States.

The overall outlook for our International operations is moderate growth as we continue to organically build our experience and presence. We base our overall outlook on a variety of factors, including the material factors described below.

Geographic Outlook

Canada

We believe that our Canadian operations will achieve moderate organic gross revenue growth in 2014. Economic conditions in Canada are faring well during this period of slow global economic growth.

Private sector: Activity in the energy sector has increased, primarily because commodity prices have remained at relatively high historic levels. Many clients, particularly in the midstream industry, require large capital expenditure plans because of their need for market diversification and transport infrastructure for their energy products. This has a positive spillover to other sectors, such as urban development. Considering the cost pressure and labor constraints in some disciplines, the current level of growth may not prove to be a sustainable pace for developing the energy and resource sectors over the long term.

Public sector: The fiscal situation of the federal and most provincial governments limits the likelihood of significant increases in public infrastructure funding in 2014. P3 activity in 2014 is expected to be at similar levels as 2013. We anticipate that a constrained public spending environment will continue.

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Other factors: Overall, real GDP is projected to grow 2.5% in 2014, according to the Bank of Canada. The following factors support our outlook of moderate organic gross revenue growth:

•	Real GDP is expected to increase slightly, demand from private business is increasing, and government funding is essentially flat. Most economic indicators (excluding energy and resources) remain mixed, which leaves some risk of decline, especially if global conditions worsen.

•	The Bank of Canada overnight rate target is currently at 1.0% and is expected to remain low in 2014.

•	The World Bank expects that in 2014 metal prices will remain similar to current levels. Overall, weakness in metals prices suggests that large capital projects for mining firms may remain slow as firms manage spending in accordance with market risk.

•	The Energy Information Administration projects a moderate increase in energy prices in 2014 due to a continuing global demand. The increasing supply in North America, along with relatively stable energy prices, suggests that capital expenditure by energy firms will continue in North America.

•	The tight fiscal positions of federal and provincial governments have forced a review of budget allocation priorities. In some jurisdictions, general constraints on spending will continue to affect investment in public infrastructure, though both the impact and timing remain uncertain.

•	The Canadian dollar has recently depreciated to nearly $0.90. The Bank of Canada estimates the Canada/US exchange rate average will remain near current levels throughout the year.

•	The public continues to be aware of environmental issues. Governments continue to discuss climate change, although little change is expected in the regulatory environment while economic and development issues remain in focus. But increased awareness can have numerous effects: moving towards responsible industrial development, pursuing sustainable design, improving water distribution and treatment, and reducing the ecological footprint.

•	The strength of Canada’s resource-based economy and its limited political risk are attracting the attention of many US and international competitors. This increases competitive pressure, especially in the P3 market, and this pressure is expected to continue in 2014.

•	The Canadian Mortgage and Housing Corporation suggests that total housing starts will remain stable—from 187,923 in 2013 to 187,300 in 2014—with single family housing starts also remaining similar to 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

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United States

We believe that our US operations will achieve moderate organic gross revenue growth in 2014. Overall, economic growth has improved more slowly than anticipated in the United States. The US Congressional Budget Office projects real GDP growth to be 2.6% in 2014. We believe the outlook for the private sector is more favorable than for the public sector, which remains plagued by budget constraints and uncertainty due to ongoing political and regulatory discussion at a federal level. These factors limit long-term fiscal clarity, affecting client and public confidence and the level of capital investment.

Private sector: A number of factors indicate a strengthening economy and offer support for a stronger recovery in 2014, especially in regions supported by resource activity. These factors include a decrease in unemployment rates, a slowly reviving housing market, an increase in auto and equipment sales, an increase in capital spending, and record low interest rates.

Generally, investment activity by clients is proceeding at a moderate pace. Many clients are remaining in a “wait and see” mode with their long-term programs, pending clarity in funding for infrastructure-related activities and direction related to environmental and business priorities.

Public sector: Higher taxes and broad spending cuts at a federal level have influenced the market and business confidence overall, even though increasing state and municipal tax receipts contributed to a more positive fiscal situation. But we do see that alternative project delivery is emerging as a solution to US infrastructure funding issues, and we expect to be well positioned to bring our Canadian expertise into the much larger US market. When this will happen is yet to be determined, especially considering that we must ensure adequate process transparency and a sufficient number of projects.

Other factors: The United States remains a very large market; we expect our performance will gradually improve throughout 2014. The following factors support our outlook of moderate organic gross revenue growth:

•	Housing activity is expected to increase in 2014, with the seasonally adjusted annual rate recovering to 1,146,000 from 921,000 in 2013.

•	In recent months, the Architecture Billings Index from the American Institute of Architects has remained consistently positive, reporting above 50.0, which suggests improved demand for design services.

•	At the US federal level, adjustments made to rebalance the budget and develop a sustainable long-term plan for the deficit and debt may negatively impact public infrastructure spending. Although they are recovering, states and municipalities are still experiencing budget pressures and seeking innovative solutions for funding infrastructure. An increase in alternative project deliveries, special levees, and user-paid approaches may affect the market.

•	The healthcare bill implementation, new regulations for emissions and water treatment, the extension of the expiring transportation bill, and other uncertainties are impacting clients. They are less willing to consider infrastructure rehabilitation or construction projects. Any governmental priorities and regulations that do emerge will affect opportunities in 2014.

•	Environmental issues continue to be a focus area, with key industrial projects receiving strong public attention. Regulatory and permitting changes for industrial sectors will continue and will influence resource management and environmental compliance and monitoring. Current political attention on the general economy suggests that major changes, such as climate change regulations, are unlikely in 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

•	Strong energy prices and the move toward energy independence mean that the shale gas industry will likely continue growing in 2014, particularly in liquids-rich areas. We may have the opportunity to implement strategies that will result in organic growth, especially in the areas of environmental services, site infrastructure design, transmission, and water treatment. However, this busy market ensures our competitors are striving to do the same.

In the United States we are seeing increased benefits from a diverse service mix and an increasingly mature presence. As we continue to build our strong local presence and support projects and developments in communities where we have significant critical mass, we expect to have more opportunities and to better leverage our economies of scale.

International

We believe that our International operations will achieve moderate organic gross revenue growth in 2014. These operations currently make up a small percentage of our business. Most of the International business falls within our Buildings business operating unit, although we are also active in the mining and urban development sectors.

In 2014, we anticipate that opportunities in the mining sector may fluctuate as a result of the cyclical nature of this business. To offset any decrease in opportunities, we expect to apply our global expertise in sectors such as healthcare, water, and urban development and into geographic areas where we currently have a developing presence.

The following factors support our outlook of moderate organic gross revenue growth:

•	Public and private sector spending has been globally affected by the economic slowdown. Strength in emerging markets is moderating, and a majority of developed economies are slowing recovering.
•	Our emerging global presence means success depends on establishing our position and executing our current work effectively.
•	The World Bank forecasted that for 2014 GDP growth is 6.2% for India, 2.8% for the Middle East, 2.9% for Latin America and the Caribbean regions, and 1.1% for the Euro area.

Business Operating Unit Outlook

Buildings

We believe that organic gross revenue growth for our Buildings business operating unit will remain stable in 2014. Overall, the buildings industry remains cautious, and while we expect to recover from the levels of previous years because of our top-tier positioning and global expertise—especially in healthcare, education, and airports—that recovery may not take place in 2014.

We established our outlook based on our expectations, which are listed below:

•	We expect the pipeline of P3 projects to be released in the healthcare sector will remain stable in Canada, and we will continue to secure our share of projects in a highly competitive environment. In the United States, we expect to be well positioned as clients adjust to the implications of the Patient Protection and Affordable Care Act.

•	We anticipate that our capabilities, national reach, and integrated service offerings will enable us to continue our national retail rollout projects in the commercial sector, particularly in Canada.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

•	We believe the education market will continue to improve in Canada alongside stronger economic growth, and the improving outlook for endowment funds in the United States suggests that colleges and universities may have more capital for infrastructure investments.

•	We anticipate the highly competitive landscape for Industrial Buildings & Facilities will remain stable, and the trend for P3 procurement of maintenance, operations, and storage facilities will continue.

•	We expect the airport sector will remain stable, and we will continue to win projects in this sector due to our strong positioning as well as our expertise across our geographic platform.

Energy & Resources

We anticipate moderate organic gross revenue growth in our Energy & Resources business operating unit for 2014. The rate of growth may moderate primarily because of the robust growth in 2012 and 2013 and anticipated labor constraints moving forward.

We established our outlook based on our expectations, which are listed below:

•	We expect energy prices will remain stable and continue to support the capital spending plans of our oil and gas clients. Furthermore, we believe the pace of midstream activity in the oil and gas sector will remain strong because of the expected price differentials between international and Canadian markets. As well, the movement toward shale resources in the United States will continue to support the need for more transmission and export-related infrastructure.

•	We anticipate that the power sector to be moderately soft in 2014 because of a lack of clarity in emission regulations and the slowdown of renewable generation activity resulting from a reduction in government subsidies and programs.

•	We believe that environmental regulations in the oil and gas and mining sectors will continue to increase. Stakeholder management will remain crucial to project approval, a driver for our front-end permitting and environmental services.

•	We expect commodity prices relating to mining will remain relatively low with challenging financial markets continuing to affect some clients’ access to capital and spending. We expect our clients—major mining companies—will remain focused on commodities, such as potash, that have strong economic and long-term prospects. Also, we believe our strong relationships and position in the mining sector will continue to support our performance.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Infrastructure

In 2014, we expect moderate organic gross revenue growth in the Infrastructure business operating unit. We expect that a gradual continuation of long-term trends—in particular, population growth, urbanization, and the need to rehabilitate aging infrastructure—will further drive the requirement for our water, urban development, and transportation services.

We established our outlook based on our expectations, which are listed below:

•	We expect public infrastructure funding will remain relatively stable across North America. We anticipate that geographies impacted by population growth or benefiting from significant energy and private sector development will experience greater infrastructure demands in the transportation, urban development, and water sectors.

•	We believe the urban development sector, primarily dependent on residential housing activity, will remain stable in Canada and continue to improve in the United States. Continued diversification of the urban development sector will better position us to respond to re-urbanization trends and provide opportunities to leverage cross-company expertise to support retail and municipal clients.

•	In transportation, we expect state, provincial, and municipal budgets will provide a stable level of funding, and P3 opportunities will remain moderate in 2014 in a competitive environment. In the United States, a new or extended transportation bill will emerge when the current 27-month funding expires in 2014. This will support our transportation business.

•	We anticipate that capital spending will remain stable for our municipal water business because of increased regulation, aging infrastructure, and population growth. Growth—driven by increasing demand for water resource management and industrial treatment services in the areas of mining, oil and gas, and power—is likely.

Overall Outlook

We believe that our overall outlook for 2014 is a moderate increase in organic revenue, with an approximate 4.0% targeted increase compared to 2013. This revenue will be generated mainly in regions and sectors where we have strong community presence as a top-tier service provider.

We expect the economic environment will continue to modestly improve; however, negative pressures, such as increased competition, margin compression, project delays, and fiscal rebalancing, are lingering. Because of the diversity of our operations, the mix of our clients, the flexibility of our business model, and our positioning to work effectively in local communities and on national opportunities, we believe that we will continue to operate our business efficiently, to adapt our business to changing economic conditions, and to position ourselves for growth in a very large infrastructure and facilities market.

Compared to 2013, the 2014 organic gross revenue outlook for our Buildings business operating unit is stable and our Energy & Resources and Infrastructure business operating units are moderate growth.

Going forward, we expect to achieve a long-term average annual compound growth rate for gross revenue of 15%. We have met or exceeded 15% each year since our initial public offering in 1994. This continued growth results from successfully executing our strategy. This growth allows us to enhance the depth of our expertise, broaden our service offerings, increase our geographic presence in communities across North America, provide expanded opportunities for our employees, and leverage our integrated management systems. Further

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

maximizing the critical mass and maturity we have achieved in certain practice areas and geographic locations also enables us to increase our business with key clients and sell our services across local markets.

Our ability to expand 15% annually depends on our strategic efforts to grow organically and the availability of acquisition opportunities. We do not expect to encounter constraints when looking for available acquisition candidates, given our past success and the trend in our industry—smaller firms wanting to join larger and more stable organizations. At any particular time, we discuss consolidation opportunities with many firms. Since we want an appropriate cultural fit and complementary services that can provide an accretive transaction, the acquisition process can extend over months, even years.

To establish our budgets for 2014, we

•	Assumed that compared to the US dollar, the Canadian dollar would weaken and be slightly below the US dollar throughout the year.
•	Assumed that the average interest rate would remain relatively stable in 2014 compared to 2013.
•	Considered the tax rates substantially enacted at December 31, 2013, for the countries in which we operate (primarily Canada and the United States) to establish our effective income tax rate.
•	Expect to support our targeted level of growth using a combination of cash flows from operations and borrowings. Under certain market conditions, we will also consider issuing common shares.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS, which requires us to make various judgments, estimates, and assumptions. The notes to our December 31, 2013, consolidated financial statements outline our significant accounting estimates. The accounting estimates discussed below are considered particularly important because they require the most difficult, subjective, and complex management judgments. However, because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcome.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Cautionary Note Regarding Forward-Looking Statements and Risk Factors sections of this report.

Revenue and Cost Recognition Estimates on Contracts. We account for our revenue in accordance with IAS 11 Construction Contracts, which requires estimates to be made for contract costs and revenues. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of labor costs incurred to total estimated labor costs. Estimating total direct labor costs is subjective and requires the use of management’s best judgments based on the information available at that time. We also provide for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in the estimates are reflected in the period in which they are made and would affect our revenue and unbilled revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability to collect on our trade receivables. To arrive at our allowance for doubtful accounts, we use estimates that are based on the age of the outstanding receivables and on our historical collection and loss experience. Future collections of receivables that differ from our current estimates would affect the results of our operations in future periods as well as our trade receivables and administrative and marketing expenses.

Provision for Self-Insured Liabilities. We self-insure certain risks, including professional liability, automobile liability, and employment practices liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using management’s assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques when determining the proposed liability. Estimates of loss may vary from those used in the actuarial projections and result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and increase our self-insured liability and reported expenses.

Share-Based Payment Transactions. We measure the cost of share-based payment transactions by reference to the fair value of the equity instruments at the date they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. We have chosen the Black-Scholes option-pricing model for equity-settled and cash-settled share-based payment transactions.

Estimating fair value also requires determining and making assumptions about the most appropriate inputs to the valuation model, including volatility in the price of our shares, a risk-free interest rate, and the expected hold period to exercise. The expected volatility is based on the historical volatility of our shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options is based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data is used to estimate the expected life of the option.

We also estimate our forfeiture rate for equity-settled transactions based on historical experience to determine the compensation expense arising from the share-based awards. Changes to the estimates are reflected in the period in which they are made and would affect our administrative and marketing expenses, share capital, contributed surplus, and other liabilities. During 2013, we issued share options, deferred share units, and restricted share units.

Business Combinations. In a business combination, we may acquire the assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment when determining the fair values assigned to the acquired tangible and intangible assets (e.g., backlog, client relationships, and favorable and unfavorable leases) and the liabilities assumed on the acquisition. Determining these fair values involves a variety of assumptions, including revenue growth rates, expected operating income, discount rates, and earning multiples. If our estimates or assumptions change prior to finalizing the fair value of assets acquired and liabilities assumed for a transaction, a revision to fair values may impact our net income in future periods. We are currently in the process of finalizing the fair value of assets acquired and liabilities assumed for the IBE, JDA, and CGL acquisitions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Impairment of Non-Financial Assets. On October 1 of each year, we conduct our annual goodwill impairment test. We conduct the test more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment date and December 31. We review our intangible assets at each reporting period to determine whether there is an indication of impairment. If an indication exists, the recoverable amount is estimated and compared to the carrying amount.

The methodology we use to test for goodwill and intangible impairment includes significant judgments, estimates, and assumptions. Impairment exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Fair value less costs to sell is based on available data from binding sales transactions in an arm’s-length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. In the absence of such data, other valuation techniques can be used to estimate fair value less costs to sell. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that we are not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested.

The recoverable amount, when based on a discounted cash flow methodology, is most sensitive to the discount rate used, as well as the expected future cash inflows and the growth rate used for extrapolation purposes. To arrive at cash flow projections, we use estimates of economic and market information over the projection period, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions include future estimates of capital expenditures and changes in future working capital requirements.

We believe that our methodology provides us with a reasonable basis for determining whether an impairment charge should be taken. Note 11 in our 2013 audited consolidated financial statements, which provides more detail about our goodwill impairment test, is incorporated by reference.

We performed our annual goodwill impairment test as at October 1, 2013. Based on the results of the test, management concluded that the recoverable amount of its CGUs exceeded their carrying amount and, therefore, goodwill was not impaired.

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in our share price, increases our weighted-average cost of capital, or changes valuation multiples or other inputs to our goodwill assessment, our goodwill may require testing for impairment between our annual testing periods. In addition, changes in the numerous variables associated with the judgments, assumptions, and estimates we made in assessing the fair value of our goodwill could cause our CGUs to be impaired. These impairments are non-cash charges that could have a material adverse effect on our consolidated financial statements but would not have any adverse effect on our liquidity, cash flows from operating activities, or debt covenants, and would not have an impact on future operations.

Fair Value of Financial Instruments. Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, it is determined using valuation techniques, including the discounted cash flow model. The inputs to these models are taken from observable markets, if possible, but when this is not feasible, judgments are required to establish fair values. Judgments include considerations of inputs such as liquidity risk, credit risk, and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments and reported expenses and income.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Taxes. Uncertainties exist when interpreting complex tax regulations and the amount and timing of deferred taxable income. Our income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada and the United States. Our effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities.

Our income tax expense reflects an estimate of the cash taxes we expect to pay for the current year, as well as a provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, our expectations about future operating results, previous tax audits, and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Such differences in interpretation may arise for a wide variety of issues, depending on the conditions prevailing in the respective legal entity’s domicile. On a regular basis, we assess the likelihood of recovering value from deferred tax assets, such as loss carryforwards, as well as from the deferred tax depreciation of capital assets, and we adjust the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be used. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits, together with future tax-planning strategies. If our estimates or assumptions change from those used in our current valuation, we may be required to recognize an adjustment in future periods that would increase or decrease our deferred income tax asset or liability and increase or decrease our income tax expense.

Interests in Other Entities. We determine whether we control another entity by making judgments about

•	What the relevant activities of that entity are
•	Whether we have the power to direct those activities
•	Whether we are exposed to variable returns of the entity

We assess whether we have control, significant influence, or joint control over an entity based on the individual facts and circumstances of each agreement. In the case of a joint arrangement, we make judgments to determine if the arrangement is a joint venture or joint operation, including whether we have rights to the individual assets or liabilities or to the net assets of the entity and whether unanimous consent is required in making decisions about relevant activities.

Accounting Developments

Recently adopted

Effective January 1, 2013, we adopted the following standards and amendments:

•	IFRS 7 Financial Instruments: Disclosures (IFRS 7) – offsetting financial assets and liabilities (amended)
•	IFRS 10 Consolidated Financial Statements (IFRS 10)
•	IFRS 11 Joint Arrangements (IFRS 11)
•	IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
•	IFRS 13 Fair Value Measurement (IFRS 13)
•	IAS 1 Presentation of Financial Statements (IAS 1) (amended)
•	IAS 19 Employee Benefits (IAS 19) (amended)
•	IAS 27 Separate Financial Statements (IAS 27) (amended)
•	IAS 28 Investments in Associates and Joint Ventures (IAS 28) (amended)
•	Annual Improvements (2009–2011 Cycle)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

The adoption of these new standards and amendments did not have an impact on internal controls over financial reporting, disclosure controls and procedures, and business activities including debt covenants, key performance indicators, and compensation plans.

Amendments to IAS 19

Amendments to this standard require termination benefits outside of a wider restructuring to be recognized only when the offer becomes legally binding and cannot be withdrawn. In the context of a wider restructuring, termination benefits are recognized at the same time as other restructuring costs.

Amendments to IAS 27

The amended standard contains accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when the entity prepares separate financial statements. The consolidation portion of this standard was removed upon amendment due to the issuance of IFRS 10.

Amendments to IAS 28

The amended standard sets out the accounting for investments in associates and the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

Amendments to IFRS 7

Amendments to this standard require disclosure of information that will allow financial statement users to assess the impact of an entity’s netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and liabilities on the entity’s statement of financial position.

Annual Improvements (2009–2011 Cycle)

The IASB issued Annual Improvements (2009–2011 Cycle) to make necessary but non-urgent amendments to the following: IFRS 1 First-time Adoption of IFRS (IFRS 1); IAS 1 Presentation of Financial Statements; IAS 16 Property, Plant, and Equipment (IAS 16); IAS 32 Financial Instruments: Presentation; and IAS 34 Interim Financial Reporting.

The impact of adopting the amendments to IAS 19, 27, and 28, IFRS 7, and the Annual Improvements (2009–2011 Cycle) did not have a material impact on our financial position or performance. IAS 27 and 28 were amended to move disclosure requirements regarding interests in other entities to the new IFRS 12.

IFRS 12 and 13 and amendments to IAS 1 did not have a material impact on our financial position or performance; however, they result in additional disclosure.

Effective January 1, 2013, we applied IFRS 10 and 11, which resulted in a change in our accounting policies and a retrospective restatement of previous consolidated financial statements. Therefore, we consistently applied the same accounting policies throughout all periods presented in our 2013 audited consolidated financial statements as if these policies had always been in effect. Following is a description of the nature of and effect on our financial position and performance of adopting IFRS 10 and 11, as well as a description of IFRS 13 and amendments to IAS 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

a)	Changes in Accounting Policy and Impact on Financial Results

Consolidated Financial Statements

IFRS 10 establishes a single control model that applies to all entities, including structured entities (formerly called special purpose entities). IFRS 10 changes the definition of control such that a company determines whether it controls another entity by making judgments about what the relevant activities of the entity are and which party or parties have the power to direct those activities, as well as whether the company is exposed to variable returns of the entity and can use its power to influence the variable returns. In the case of joint arrangements, a company makes judgments to conclude if joint control exists by reviewing whether unanimous consent is required to make decisions about relevant activities.

In adopting IFRS 10, we reviewed the terms and conditions of agreements where we had an interest in another entity to determine whether we had control, joint control, or significant influence over the entity as at January 1, 2013. The adoption of the new control concept did not result in a material change to the consolidation conclusion for our subsidiaries or structured entities, but did result in classification changes to certain associated entities and investments in joint arrangements (further explained under the discussion of IFRS 11 in the paragraph below).

Joint Arrangements and Investments in Associates and Joint Ventures

Under IFRS 11, joint arrangements must be classified as either joint operations or joint ventures. The Company makes judgments to determine if the arrangement is a joint venture or joint operation based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. Joint arrangements that provide a company with rights to the net assets of the arrangement are classified as joint ventures, and joint arrangements that provide a company with rights to the individual assets and obligations arising from the arrangement are classified as joint operations.

In adopting IFRS 11, we can no longer use the proportionate consolidation method to account for joint ventures. Instead, joint ventures must be accounted for using the equity method. Investments in associates continue to be accounted for using the equity method. The equity method of accounting has not changed from the description provided in note 4 of our 2012 audited consolidated financial statements. For a joint arrangement classified as a joint operation, we are required to recognize our share of assets, liabilities, revenues, and expenses of the joint operation and combine them line by line with similar items in our consolidated financial statements.

As a result of the retrospective application of IFRS 10 and 11, we restated certain line items in our 2012 consolidated statements of financial position and consolidated statements of income. In particular, proportionate consolidation was removed. Also, after completing a review of our joint arrangements, the categorization of certain entities was changed to joint venture, joint operation, or associate, and the applicable accounting method was applied.

The adoption of IFRS 10 and 11 had an immaterial impact on our January 1, 2012, and December 31, 2012 consolidated statements of financial position, as well as an immaterial impact on our 2012 retained earnings, basic and diluted earnings per share, and operating, investing, and financing cash flows. The following table summarizes the significant adjustments made to our consolidated statements of income for the year ended December 31, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

	Year Ended December 31, 2012
(In millions of Canadian dollars)	As Previously Reported	Adjustments	As Restated

Gross revenue	1,882.9	(12.6)	1,870.3
Subconsultant and other direct expenses	326.5	(10.0)	316.5

Net revenue	1,556.4	(2.6)	1,553.8
Direct payroll costs	700.8	(1.2)	699.6

Gross margin	855.6	(1.4)	854.2
Administrative and marketing expenses	633.2	(1.1)	632.1
Share of income from joint ventures and associates	(1.8)	(0.2)	(2.0)
Income taxes (current)	44.7	(0.2)	44.5

Overall impact on net income for the year		0.1

b)	Changes in Statement Presentation and Disclosure

IFRS 12 sets out the requirements for disclosure relating to an entity’s interest in subsidiaries, joint arrangements, associates, and structured entities.

IFRS 13 establishes a single source of guidance under IFRS for all fair-value measurements. This standard does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 did not have a material impact on the fair value measurements carried out by our Company. This standard also requires specific disclosures on fair values; some of these replace existing disclosure requirements in other standards. We included the applicable disclosure for IFRS 13 in note 22 of our 2013 audited consolidated financial statements. Since this standard is applied prospectively, comparative disclosures for prior periods are not required.

Amendments to IAS 1 introduce a grouping of items presented in other comprehensive income. Items that could be reclassified (or recycled) to profit or loss in the future are required to be presented separately from items that will never be reclassified. We included this disclosure in our 2013 audited consolidated financial statements.

Future adoptions

The listing below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. Unless otherwise noted, retrospective application is required and early adoption permitted. Unless otherwise noted, we are currently considering the impact of adopting these standards and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.

Financial instruments

IFRS 9 Financial Instruments (IFRS 9) is being issued in three phases that, when complete, will replace the existing standard, IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). The three phases are Classification and Measurement, Impairment, and Hedge Accounting.

•	In November 2009, the first version of IFRS 9 included classification and measurement requirements for financial assets. It replaced multiple models with a single model that has only two classification categories: amortized cost and fair value.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

•	In October 2010, a revised version of IFRS 9 included classification and measurement requirements for financial liabilities and requirements for the derecognition of financial assets and financial liabilities. It requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability be presented in other comprehensive income, instead of in profit or loss.

•	In December 2011, limited amendments were made to IFRS 9.

•	In November 2013, a revised version of IFRS 9 included new hedge accounting requirements with the aim of better reflecting an entity’s risk management activities in its financial statements. In addition, it requires that changes in the fair value of an entity’s own debt caused by changes in its own credit quality be recognized in other comprehensive income and not in profit or loss.

IFRS 9 is currently available for adoption. There is no required effective date as further amendments are expected to be made to the classification and measurement requirements and to the impairment model before a final standard is issued. Once a final version of IFRS 9 is available, a mandatory effective date will be set.

Financial instruments: Presentation

In December 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation (IAS 32). The amendments clarify when an entity has a legally enforceable right to set-off, as well as clarify the application of offsetting criteria related to some settlement systems that may be considered the same as net settlement. The amendments to IAS 32 are applicable for annual periods beginning on or after January 1, 2014.

Recoverable amount disclosures

In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets (IAS 36) – Recoverable Amount Disclosures for Non-Financial Assets. These amendments clarify that an entity is required to disclose information about the recoverable amount of an impaired asset (including goodwill or a CGU) if the recoverable amount is based on the fair value less cost to sell methodology. The amendment also sets out other disclosure requirements for non-financial assets. The amendments to IAS 36 are applicable for annual periods beginning on or after January 1, 2014.

Annual improvements to IFRSs

In December 2013, the IASB issued Annual Improvements (2010–2012 Cycle) to make necessary but non-urgent amendments to the following: IFRS 2 Share-based Payment; IFRS 3 Business Combinations (IFRS 3); IFRS 8 Operating Segments; IFRS 13; IAS 16; IAS 24 Related Party Disclosures; and IAS 38 Intangible Assets. These amendments are required to be applied prospectively for annual periods beginning on or after July 1, 2014, except for the amendment to IFRS 13 that affects only the Basis for Conclusions and is therefore effective immediately.

In December 2013, the IASB also issued Annual Improvements (2011–2013 Cycle) to make necessary but non-urgent amendments to the following: IFRS 1; IFRS 3; IFRS 13; and IAS 40 Investment Property. These amendments are required to be applied prospectively for annual periods beginning on or after July 1, 2014, except for the amendment to IFRS 1 that affects only the Basis for Conclusions and is therefore effective immediately.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Materiality

We determine whether information is “material” based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted or misstated.

Definition of Additional IFRS Measures

IFRS mandates certain minimum line items for financial statements and requires presentation of additional line items, headings, and subtotals when such presentation is relevant to an understanding of a company’s financial position and performance. Because IFRS requires such additional GAAP measures, the measures are considered additional IFRS measures, rather than non-IFRS financial measures. This Management’s Discussion and Analysis includes reference to and uses terms that are considered additional IFRS measures. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Gross Revenue and Net Revenue. Our Company provides knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients. While providing services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in our gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze our results in relation to net revenue rather than to gross revenue.

Gross Margin. We monitor our gross margin percentage levels to ensure that they are within an established acceptable range for the profitability of our operations. Gross margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include the cost of salaries and related fringe benefits for labor hours that are directly associated with the completion of projects. Labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in administrative and marketing expenses.

Definition of Non-IFRS Measures

This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These non-IFRS measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Working Capital. We use working capital as a measure for assessing overall liquidity. Working capital is calculated by subtracting current liabilities from current assets. There is no directly comparable IFRS measure for working capital.

Current Ratio. We use current ratio as a measure for assessing overall liquidity. Current ratio is calculated by dividing current assets by current liabilities. There is no directly comparable IFRS measure for current ratio.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Return on Equity. As part of our overall assessment of value added for shareholders, we monitor our return on equity. Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters. There is no directly comparable IFRS measure for return on equity.

EBITDA. EBITDA represents net income before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets, and goodwill and intangible impairments. This measure is referenced in our credit facility agreement as part of our debt covenants, and we use it as part of our overall assessment of our operating performance. There is no directly comparable IFRS measure for EBITDA.

EBITDAR. This measure is referenced in our credit facility agreement as part of our debt covenants. It is defined as an amount equal to EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. There is no directly comparable IFRS measure for EBITDAR.

Debt to EBITDA Ratio. This ratio is referenced in our credit facility agreement as part of our debt covenants. It is defined as the sum of permanent principal and interest payments in respect of the debt, plus building rental obligations net of common area costs, taxes, charges, and levies, divided by EBITDA. There is no directly comparable IFRS measure for debt to EBITDA ratio.

Net Debt to EBITDA. As part of our assessment of our capital structure, we monitor net debt to EBITDA. This measure is referenced in our credit facility agreement as part of our debt covenants. It is defined as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA (as defined above). There is no directly comparable IFRS measure for net debt to EBITDA.

EBITDAR to Debt Service Ratio. This ratio is referenced in our credit facility agreement as part of our debt covenants. It is defined as EBITDAR, divided by permanent principal and interest payments in respect of the debt, plus building rental obligations net of common area costs, taxes, charges, and levies. There is no directly comparable IFRS measure for EBITDAR to debt service ratio.

Backlog. As part of our assessment of our financial condition, we monitor our backlog. We define backlog as the total value of secured work that has not yet been completed that

•	Is assessed by management as having a high certainty of being performed by either the existence of an executed contract or work order specifying the job scope, value, and timing, or
•	Has been awarded to us through an executed binding or non-binding letter of intent or agreement describing the general job scope, value, and timing. Management must be reasonably assured that the letter of intent or agreement will be finalized in the form of a formal contract.

Backlog is not a recognized performance measure under IFRS and does not have any standardized meaning prescribed by IFRS. We believe that backlog is a useful means of projecting activity in future periods. There is no directly comparable IFRS measure for backlog.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Risk Factors

Enterprise Risk Management Program

To preserve and enhance stakeholder value, we approach risk management strategically through our Enterprise Risk Management (ERM) program. We have adopted the integrated framework designed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992 framework). It consists of eight stages of risk management, and we have consolidated those stages into four categories, described below.

1)	Internal Environment and Objective Setting

Our internal environment includes the tone set by our board and management, and it establishes the basis for how risk is viewed and addressed by all employees. It includes our risk management philosophy and risk appetite, our integrity and ethical values, and the environment in which we operate.

To carry out Stantec’s vision and goals, management establishes strategic objectives, identifies tactics, and aligns the objectives for the entire Company. Our ERM framework helps us identify the following types of objectives:

•	Strategic – high-level goals that align with and support our purpose
•	Operations – operational goals that help to ensure the effective and efficient use of our resources
•	Reporting – goals that lead to reliability in reporting
•	Compliance – goals that outline how we can comply with applicable laws and regulations

2)	Event Identification and Risk Assessment

We analyze the likelihood that risks will occur and the impact of risks. Events are identified and assessed for inherent risk (before giving consideration to risk mitigation) and then for residual risk (after giving consideration to risk mitigation). Management can then assess whether current risk management techniques are sufficient or whether additional risk mitigation is required. We identify principal risks, then align them with our strategic planning process. In this way, key Company initiatives are identified while considering our risk appetite and appropriately managed to ensure we deliver value to our stakeholders.

3)	Risk Response and Control Activities

Policies and procedures are established to help ensure that the risk-specific response (avoiding, accepting, reducing, or sharing) aligns with our risk tolerances and risk appetite.

4)	Information and Communication and Monitoring

We identify, process, and communicate relevant information in an appropriate manner and within necessary time frames. Effective communication flows down, up, and across the Company to enable people to carry out their responsibilities. We monitor control activities—through ongoing management activities, separate evaluations, or both—and make changes as required.

The Team

The team involved with risk management includes our board of directors, the Audit and Risk Committee, the CEO, and, of course, the Risk Management Team. Our Risk Management Team includes representatives from legal and insurance and claims management. Our Executive Leadership, Functional Services, Integrity Management, and Practice and Quality Management teams also play key roles.

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Stantec’s board of directors provides oversight and carries out its risk management mandate primarily through the Audit and Risk Committee. The committee is not involved in day-to-day risk management activities; rather, it ensures that the Company has an appropriate risk management system, one that allows management to bring the Company’s principal risks to the board’s attention.

The committee’s oversight responsibilities follow:

•	Ensure that management has developed appropriate methods to identify, evaluate, mitigate, and report on the principal risks inherent to our business and strategic direction
•	Ensure that our systems, policies, and practices are appropriate and address our principal risks
•	Review the Company’s risk appetite, risk tolerance, and risk retention philosophy

Within the Company, our CEO is directly accountable to the board of directors for all risk-taking activities and risk management practices. The Risk Management Team supports the CEO’s mandate and owns the ERM process.

Our Executive Leadership and Functional Services teams are responsible for identifying and mitigating principal risks. The Company’s Integrity Management Team conducts fraud risk assessments for the Company’s operations and is a key control function for Stantec.

Internal Audit also supports the Company’s overall risk management program by assisting the Audit and Risk Committee in the discharge of its responsibilities relating to financial controls and control deviations. Internal Audit also conducts internal audits in various areas of the Company and works within the ERM framework, ensuring that the Company’s principal risks have been appropriately identified. One goal of the ERM program is to continue leveraging the expertise of Internal Audit to design better control and monitoring activities.

Finally, our Practice and Quality Management Team plays a vital role by

•	Conducting internal practice audits of one-third of our offices each year to assess compliance with the ISO 90001:2008 registered Quality Management System
•	Conducting comprehensive audits of a sampling of our major projects where our exposure to risk is more significant (in collaboration with our major projects group)
•	Monitoring our operations to ensure compliance to our risk mitigation strategies
•	Identifying emerging risks and areas for further improvement

Although management remains optimistic about our ability to successfully carry out long-term objectives, we are exposed to a number of risks and uncertainties, just like other professional infrastructure and facilities services firms. We use various strategies and practices to mitigate risks and uncertainties. When appropriate, we realign our risk disclosures as part of the continuous monitoring and annual assessment of our risks. In 2013, there were no material changes in our Company’s principal risks from what is described in our 2012 Financial Review.

The most significant risks are listed below (from most to least serious) based on an assessment of the impact on our Company and the probability that they will occur. Readers of this report should consider carefully the risks and uncertainties described below, together with all other information in this report.

The risks and uncertainties described in this report are not the only ones we face. Additional risks and uncertainties—that we are unaware of or that we currently believe are not material—may also become important factors that adversely affect our business. If any of the following risks actually occur, the effects described below in respect of each risk are not the only ones we face, and our business, financial condition, results of operations, and future prospects could be materially and adversely affected in ways we do not currently anticipate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

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STANTEC INC.

Strategic Risks

Strategic Positioning

Stantec focuses on achieving a certain level of market presence in the geographic locations we serve, which, at this time, is principally North America. Therefore, we are exposed primarily to the economic conditions of the marketplaces within North America. During economic downturns in North America, the ability of both private and public government entities to fund expenditures may decline significantly, which could have a material adverse effect on revenue and profitability.

If we are unable to adjust our workforce or service mix for a downturn in a particular region, industry, or sector in a timely manner, the downturn could have a material adverse effect on our overall business, including the results of operations and liquidity. We cannot be certain that the North American economic or political conditions will generally be favorable or that there will not be significant fluctuations that adversely affect our industry as a whole or the key markets we serve.

Sourcing, Executing, and Integrating Acquisitions

We may not be able to locate suitable acquisitions or complete acquisition transactions under terms and conditions that are acceptable to us. As the professional services industry consolidates, suitable acquisition candidates are expected to become more difficult to find or may be available only at prices or under terms that are less favorable than they once were.

When we do acquire a company, we face a complex task: integrating that company’s operations into our own. If integrations are time consuming or challenging, they divert management’s attention. Difficulties encountered while combining operations could adversely affect the combined company’s business. This might prevent us from achieving the anticipated improvement in professional service offerings, market penetration, profitability, and geographic presence that were the main reasons for acquiring the company in the first place. In addition, we may be unable to retain key acquired employees to the extent projected at the time of acquisition. Employees of the acquired firm could depart because of the uncertainty and difficulties in completing the acquisition and integration or because they don’t want to remain with the combined company.

Organic Growth

Organic growth is achieved when we meet client expectations through effective quality project delivery and expand services provided to existing and new clients. If we are unable to effectively compete for projects, expand services to existing and new clients, or attract qualified staff, we will have difficulty increasing market share and achieving growth plans.

Organic growth is also affected by factors beyond our control, such as economic conditions. During economic downturns, the ability of both private and public government entities to fund expenditures may decline significantly, which could in turn have a material adverse effect on our organic growth.

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2013

STANTEC INC.

Operational Risks

Operational Effectiveness

Our clients depend on us to deliver projects on time, on budget, and at acceptable quality levels. For Stantec to succeed, we must have effective professional practice standards, including strong project management tools, an appropriate insurance program, and a simple and effective way to bill and collect from clients. Problems can result if projects

•	Incur additional costs, which means projects will not be as profitable as we expected
•	Are over budget, which may lead to client dissatisfaction
•	Are not completed on schedule, which
•	Reduces profitability because staff must continue to work on them longer than anticipated
•	May prevent staff from pursuing and working on new projects
•	Could lead to client dissatisfaction

Further, because of the nature of our contracts, we commit resources to projects before we receive payments in amounts sufficient to cover our expenditures. Delays in billings and customer payments may require us to make a working capital investment. In our experience, clients who withhold payment are more likely to be dissatisfied with our services and are more likely to bring claims against us.

Human Capital Management (Attracting, Retaining, Succession Planning, Resource Management)

We derive revenue almost exclusively from services performed by our employees. Consequently, one crucial driver of our business is our ability to attract and retain qualified people. But there is significant competition for people—from major and boutique consulting, engineering, public agency, research, and other professional services firms—with the necessary skills. If we cannot attract and retain qualified staff, we will be less able to secure and complete projects and maintain client relationships. And if key personnel are unable or unwilling to continue employment with Stantec and we do not have a well-developed succession plan in place, our business, operations, and prospects may be adversely affected.

Major Project Delivery

As our Company grows, we are presented with the opportunity to work on larger and more complex projects. Historically, our business has been fee-for-service. Now, some clients are demanding alternative project delivery methods, such as bundled services for engineering, procurement, and construction (EPC), design-builds, and public-private partnerships (P3s). If we fail to respond to these market demands, clients may award these projects to our competitors. For us, this could mean lost revenue. As well, when we take on these alternative projects, we must ensure a higher level of project management; otherwise, the result could be cost overruns and liabilities.

Business Continuity Planning

We rely heavily on computer systems, communications technology, and related tools to operate properly. Our service delivery and revenues could be interrupted or delayed if we are not able to

•	Add software and hardware when required
•	Effectively upgrade our systems and network infrastructure
•	Maintain key information technology personnel
•	Improve the efficiency of and protect systems
•	Protect computer and communications systems and operations from damage or interruption by natural disasters, telecommunications failures, acts of war or terrorism, computer viruses, physical or electronic security breaches, cyber security breaches, or other events

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Any of these problems could cause system interruptions, loss of critical data, or a delay in operations, or could prevent operations entirely. Our operating results, liquidity, or financial position might also be affected, and adverse financial impacts could include remediation costs, costs associated with increased protection, lost revenues, litigation costs, and reputational damage leading to lost clients.

To mitigate risk to employees and clients, we must maintain clear crisis communication plans, effective emergency response plans, and effective pandemic response plans. Failure to quickly respond to a crisis could impair our ability to start or complete work for clients, leading to client dissatisfaction and claims.

Workplace Health, Safety & Environment

Our Health, Safety & Environment program is aimed at reducing risks to people, the environment, and our business; however, our employees are subject to environmental, health, and safety risks during their employment. These risks could result in personal injury, loss of life, or environmental or other damage to our property or the property of others. Some additional potential problems are listed below:

•	If we have inadequate health and safety policies and practices, we could be exposed to civil or statutory liability arising from injuries or deaths
•	If we cannot insure or elect not to insure because of high premium costs or other reasons, we could become liable for damages arising from these events
•	If we require additional time to complete projects or lose employee time because of injury, we risk incurring additional costs on projects that have sustained environmental, health, and safety incidents

Reputational Harm

Stantec’s Executive Leadership Team is responsible for monitoring, assessing, and mitigating reputational harm. Reputational harm is not a stand-alone risk exposure, but is often the outcome of or interdependent with numerous other risk events.

To manage our reputation, we must understand the extent to which stakeholders believe the Company is meeting their expectations. Our stakeholders—such as investors, employees, and clients—respond quickly to negative news about the Company, especially when we have failed to meet our commitments.

Investors: We make commitments to our investors to deliver on our set operating and financial targets and revenue growth (listed in the Results and Outlook sections in this report). Investors measure the Company’s ability to do this and to achieve other strategic objectives, such as acquiring strong organizations with strong operations to avoid the need to write down the value of our goodwill and intangible assets.

Employees: We make commitments to our employees to provide stimulating, challenging work and assist them to become leaders in their fields and communities. If we fail to do this, we risk employee dissatisfaction, disengagement, and turnover.

Clients: We make commitments to our clients to do what is right within a framework committed to excellence. Failing to do this means we run the risk of eroding the client relationship. This could result in less repeat business and a poor reputation in the marketplace.

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Reporting and Compliance Risk

Controls and Disclosure

Inadequate internal or disclosure controls over financial reporting could result in material misstatements in our financial statements and related public disclosures. This, in turn, could lead to a loss of market confidence and a decrease in market value.

Inadequate controls could also result in other problems: fraud, system downtime, delayed processing, inappropriate decisions based on non-current internal financial information, or the inability to continue our business operations.

Regulatory and Legal Risk

We are subject to a variety of regulations and standards. Our business model includes a range of practice areas and jurisdictions, each with its own set of rules and regulations. Our primary regulatory and legal risks include the following:

•	Compliance with additional regulations and standards could materially increase our costs
•	Noncompliance with laws and regulations could have a significant impact on our results
•	Litigation and legal matters that we may be involved in during the normal course of business are subject to many uncertainties, and the outcome of an individual matter may be unpredictable

Availability of Capital

To deliver on our strategic plan, we need access to substantial capital. However, obtaining capital for a successful acquisition program may be difficult when we must meet other cash needs. If we are unable to obtain additional capital on acceptable terms, we may have to reduce the scope of our anticipated expansion, which may negatively affect our future competitiveness and results of operations. Using internally generated cash or taking on debt to complete acquisitions could substantially limit our operational and financial flexibility. Also, we have no assurance that existing debt will continue to be available from our current lenders or other financial institutions on similar favorable terms.

Market Risk

Several capital market risks affect our business. For us, two key drivers are currency risk and interest rate risk.

Currency risk: Although we report financial results in Canadian dollars, a substantial portion of revenue and expenses is generated or incurred in non-Canadian dollars. If the Canadian dollar strengthened relative to the US dollar and other currencies, the net income from our non-Canadian dollar business could decrease. This could have a material adverse effect on our business, financial condition, and results of operations.

Interest rate risk: Changes in interest rates present a risk to our performance. Our revolving credit facility carries a floating rate of interest, and we are also subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government, corporate bonds, and term deposits.

Tax Risk

Uncertainties exist when interpreting complex tax regulations and assessing the amount and timing of deferred taxable income. Stantec is also exposed to transfer pricing risk in the following three areas: provision of management services, insurance and financing of operations, and cross-border labor sharing and charging for services provided to external clients. Stantec has the largest exposure while providing these services between Canada and the United States.

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Managing our Risks

Business Model

As a professional services firm, we focus on design. We typically do not take on construction risk or contribute equity in projects. We mitigate our operating, market, growth, and acquisition and integration risks through our business strategy and other measures. We focus our business on two client types: regional/local and global/national.

Regional/local clients: Having a local presence connects us to local clients and positions us through long-term relationships to understand their business, bid on their projects, and secure work with them. From this local base, we are also able to engage top-tier experts from anywhere across our Company to enhance regional/local project delivery.

Global/national clients: For global/national clients, we assign account managers who understand the clients’ priorities so that we maintain strategic relationships and expand our opportunities.

Our three-dimensional business model—based on geographic, practice area unit, and life cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing our organization around key client sectors. We believe this reduces our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

We also differentiate our Company from competitors by entering into both large and small contracts with a variety of fee amounts. A broad project mix strengthens our brand identity and ensures that we do not rely on only a few large projects for our revenue. No one client or project accounts for more than 5% of our overall business. Over the last several years, we completed many acquisitions. We expect to continue to pursue selective acquisitions, enabling us to enhance our market penetration and increase and diversify our revenue base.

In 2013, management spent considerable time planning the realignment of our current organizational structure to create a system that better supports organizational evolution. In 2014, instead of practice area units, we intend on grouping our sectors and disciplines into three business operating units: Buildings, Energy & Resources, and Infrastructure. We believe this realignment will provide an organizational structure that maximizes our ability to respond to client drivers, while still supporting a broad project mix that strengthens our brand identity.

People and Practice

In 2013, our People + Practice group remained focused on our purpose—to provide value to our clients and communities—and supported a culture of excellence across the organization. To address the risk of losing qualified personnel to our competition, we offered employment incentives: training programs, access to an employee share ownership plan, opportunities for professional development and enhancement, and competitive and flexible compensation plans that are designed to reward top performance.

We continue to enhance the three primary career streams available to our professional and technical staff: business, practice, and project management. Following are two of our main initiatives during 2013:

•	We developed our comprehensive, blended learning environment for our employees. It combines experiential on-the-job training, coaching and mentorship, improved tools and practices, and external networks.
•	We implemented a Diversity & Inclusion Committee to foster a workplace that is supportive of the unique differences among our clients and employees.

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In 2014, we will enhance our culture of coaching and mentoring—with on-the-job coaching by supervisors and project managers—and will continue to align individual learning and overall programs within our career streams.

Stantec continually works to build a corporate culture of integrity to protect our reputation. Our business practices are articulated in our project management framework, code of ethics, and policies and practices. Two ways we ensure a high standard is by conducting annual compliance training to strengthen our commitment to ethics and integrity and by reinforcing our value system (done as part of our brand repositioning in 2013).

Effective Processes and Systems

To ensure the most effective project management and execution, our integrated management system (IMS) is certified to the ISO9001:2008 (Quality Management), ISO14001:2004 (Environmental Management), and ISO 20000-1:2011 (IT Service Management System) standards. IMS provides clarity about project delivery expectations and client service excellence.

At the heart of the IMS is our 10-point project management (PM) framework that—along with the more detailed practice frameworks that exist in our practice areas—clearly conveys the steps employees must take to achieve more consistent and successful project outcomes. The PM framework helps create consistent principles relating to project execution and ensure that employees from every office are aligned with those principles. To improve PM framework compliance in specific offices and regions, we adopt regional operating unit improvement plans. These address specific corrective action, responsibilities, and deadlines for completion.

We maintain insurance coverage for our operations, including policies covering general liability, automobile liability, environmental liability, workers’ compensation and employers’ liability, directors’ and officers’ liability, and professional liability. We have a regulated captive insurance company to insure and fund the payment of any professional liability self-insured retentions related to claims arising after August 1, 2003. We or our clients also obtain project-specific insurance for certain projects when required.

In addition, we invest resources in a Risk Management Team that is dedicated to providing Company-wide support and guidance on risk avoidance practices and procedures. One of our practices is to carry out select client evaluations, including credit risk appraisals, before entering into contract agreements. This reduces the risk of nonpayment for our services.

Growth Management

We have an acquisition and integration program managed by a dedicated acquisition team to address the risk of being unsuccessful when integrating acquired companies. A senior regional or practice leader is appointed for each acquisition. The team supports and is responsible for

•	Identifying and valuing acquisition candidates
•	Undertaking and coordinating due diligence
•	Negotiating and closing transactions
•	Integrating employees and systems immediately following an acquisition

As Stantec continues to expand internationally, we are developing a disciplined approach for operating outside of North America. We consider differences in accounting systems, legal structures, languages, and cultures. We also have an integration plan that involves implementing our Company-wide information technology and financial management systems and providing support services from our corporate and regional offices.

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We are able to meet our liquidity needs and expansion strategy through a variety of sources that include cash generated from operations, short- and long-term borrowings from our $350-million credit facility, senior secured notes, and the issuance of common shares.

Executive Compensation

Our executive compensation philosophy is aligned with our risk mitigation strategies. We compensate our executives with a mix of fixed and at-risk compensation. Our annual bonus pool rewards near-term performance contributions to encourage executives to achieve profitable business results. The amount of the bonus pool is determined as a percentage of our pre-tax, pre-bonus net income. Executives are rewarded for increasing project revenue and managing those projects in a cost-effective manner. Our employee share option plan rewards long-term performance by aligning the interests of our executives with increased shareholder returns. Our share options vest over a three-year period to encourage long-term alignment with the interests of our shareholders.

In 2013, the Corporate Governance and Compensation Committee of our board of directors undertook an in-depth review of our executive compensation programs with the assistance of an outside compensation consultant. The review included creating a peer group of companies, benchmarking to those peers, and reviewing our approach to the mix of short- and long-term incentives offered to our executives. The results of this review led to changes that will be reflected in our 2014 executive compensation programs.

In addition to our compensation programs, we have adopted share ownership requirements for our executives to further demonstrate their commitment to creating shareholder value. Also, our executives are prohibited from speculating in the securities of the Company or purchasing financial instruments that are designed to hedge or offset a decrease in value of equity securities of the Company.

We are also committed to the principle that compensation paid to our executives—based on financial information that has since been restated—should be returned. To that end, in 2012, our board of directors adopted an executive compensation claw-back policy.

Controls and Procedures

Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2013 (as defined in rules adopted by the SEC in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. Management’s Annual Report on Internal Control over

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Financial Reporting and the Independent Auditors’ Report on Internal Controls are included in our 2013 consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2013, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Corporate Governance

Disclosure Committee

Stantec has a Disclosure Committee, consisting of a cross-section of management. The committee’s mandate is to provide ongoing review of Stantec’s continuous disclosure policy and to facilitate compliance with applicable legislative and regulatory reporting requirements.

Board of Directors

Stantec’s board of directors currently includes nine members—eight are independent under Canadian securities laws and under the rules of the SEC and the NYSE and free from any interest or relationship that could materially interfere with their ability to act in the best interest of our Company and shareholders.

The board’s mandate is to supervise Stantec’s management with a view to the Company’s best interests. The board fulfills its mandate by

•	Overseeing the Company’s strategic planning process
•	Satisfying itself as to the integrity of the CEO and other executive officers
•	Ensuring that the Company has a policy in place for communicating effectively with shareholders, other stakeholders, and the public
•	Reviewing and monitoring the Company’s principal business risks as identified by management, along with the systems for managing such risks
•	Overseeing senior management succession planning, including the appointment, development, and monitoring of senior management
•	Ensuring that management maintains the integrity of the Company’s internal controls and management information systems

In 2013, Stantec’s board included two committees: the Audit and Risk Committee and the Corporate Governance and Compensation Committee. Both committees are composed entirely of independent directors.

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STANTEC INC.

Audit and Risk Committee

The Audit and Risk Committee monitors, evaluates, approves, and makes recommendations on matters affecting Stantec’s external audit, financial reporting, accounting control policies, and risk management matters. The chair of the committee provides regular reports at the Company’s board meetings. The board has determined that each of the Audit and Risk Committee’s members is financially literate and independent and three of the four members are “financial experts” as such term is defined under the rules of the SEC and NYSE.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee monitors, evaluates, approves, and makes recommendations on matters affecting governance and compensation. Governance matters include, but are not limited to, board size, nominations, orientation, education, and self-evaluation. Compensation matters include, but are not limited to, executive management compensation, performance review, and succession plans. The committee reviews and approves the CEO’s objectives and monitors these objectives on a quarterly basis. The chair of the committee provides regular reports at the Company’s board meetings.

More information about Stantec’s corporate governance can be found on our website (www.stantec.com) and in the Management Information Circular for our May 15, 2014, Annual and Special Meeting of Shareholders. In addition, the following documents are posted on our website:

•	Corporate Governance Guidelines
•	Audit and Risk Committee Terms of Reference
•	Corporate Governance and Compensation Committee Terms of Reference
•	Code of Ethics Policy
•	Integrity Policy

The above information is not and should not be deemed to be incorporated by reference herein. Copies of these documents will be made available in print form to any shareholder who requests them.

Subsequent Events

On January 24, 2014, we acquired Williamsburg Environmental Group, Inc., and Cultural Resources, Inc. (WEG), which added approximately 115 staff to our Company. The addition of WEG will expand our environmental services practice in the US Mid Atlantic.

On February 26, 2014, the Company declared a dividend of $0.185 per share, payable on April 17, 2014, to shareholders of record on March 28, 2014, an increase of 12.1% from last quarter.

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STANTEC INC.

Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our targets and expectations for our regions, and business operating units, and overall business outlook in the Outlook section, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2014 and beyond, our strategies or future actions, our targets, our expectations for our financial condition, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Executive Summary (under Core Business and Strategy and under Outlook), the Core Business and Strategy section, and the Results (under Liquidity and Capital Resources subsection) and Outlook sections of this report to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

The following factors, among others, could cause our actual results to differ materially from those projected in our forward-looking statements:

•	Global capital market activities
•	Fluctuations in interest rates or currency values
•	Effects of war or terrorist activities
•	Effects of disease or illness on local, national, or international economies
•	Effects of disruptions to public infrastructure such as transportation, communications, power, or water
•	Global economic or political conditions
•	Regulatory or statutory developments
•	Effects of competition in the geographic or business areas in which we operate
•	Actions of management
•	Technological changes

Many of these factors are beyond our control and have effects which are difficult to predict. Future outcomes relating to forward-looking statements may be influenced by these and other factors, including, but not limited to, material and known risks, which are further described in the Risk Factors section of this report.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian and US economies in 2014 and their effect on our business. The assumptions we

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made in determining the outlook for each of our business operating units, our geographic areas, our annual targets, and our outlook for 2014 are listed in the Outlook section of this report.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 26, 2014, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2014, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

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STANTEC INC.

Consolidated

Financial Statements

For the Years Ended December 31, 2013, and 2012

Management Report

The annual report, including the consolidated financial statements and Management’s Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 4 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The board of directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising four directors, none of whom is an officer or employee of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the board of directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that they are properly discharging their responsibilities, reviews the consolidated financial statements, MD&A, and Independent Auditors’ Report, and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and the significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the board of directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Accountants. The Independent Auditors’ Report outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee, with or without management being present.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission “(1992 framework)”. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2013.

Ernst & Young LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2013, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

Bob Gomes, P.Eng.	Dan Lefaivre, FCMA
President & CEO	Executive Vice President & CFO
February 26, 2014	February 26, 2014

December 31, 2013

STANTEC INC.

Independent Auditors’ Report of Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stantec Inc.:

We have audited the accompanying consolidated statements of financial position of Stantec Inc., as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stantec Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for joint arrangements as a result of the adoption of IFRS 11, “Joint Arrangements” effective January 1, 2013, which included the disclosure of a statement of financial position as of January 1, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stantec Inc.’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(1992 framework)” and our report dated February 26, 2014 expressed an unqualified opinion on Stantec Inc.’s internal control over financial reporting.

Chartered Accountants
Edmonton, Canada
February 26, 2014

December 31, 2013

STANTEC INC.

Independent Auditors’ Report on Internal Control Over Financial Reporting

(Under the standards of the Public Company Accounting Oversight Board (United States))

To the Board of Directors and Shareholders of Stantec Inc.:

We have audited Stantec Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission “(1992 framework)” (the COSO criteria). Stantec Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Stantec Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Stantec Inc. as at December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2013, and our report dated February 26, 2014, expressed an unqualified opinion thereon.

Chartered Accountants
Edmonton, Canada
February 26, 2014

December 31, 2013

STANTEC INC.

Consolidated Statements of Financial Position

(In thousands of Canadian dollars)	Notes	December 31 2013 $	December 31 2012 $	January 1 2012 $

ASSETS	16		Restated	Restated
			(note 6)	(note 6)
Current
Cash and cash equivalents	8	143,030	40,708	34,898
Trade and other receivables	9	384,907	353,451	308,518
Unbilled revenue	32	143,894	148,908	133,434
Income taxes recoverable		8,792	3,840	16,825
Prepaid expenses		18,959	14,283	13,882
Other financial assets	14	21,418	17,670	13,833
Other assets		5,231	4,106	3,172

Total current assets		726,231	582,966	524,562
Non-current
Property and equipment	10	133,534	114,994	107,763
Goodwill	11	594,826	566,784	509,028
Intangible assets	12	78,857	85,748	72,047
Investments in joint ventures and associates	13	4,996	5,286	3,980
Deferred tax assets	25	45,383	40,975	43,639
Other financial assets	14	83,163	63,691	61,606
Other assets		1,188	3,791	1,657

Total assets		1,668,178	1,464,235	1,324,282

LIABILITIES AND EQUITY
Current
Trade and other payables	15	259,113	211,726	188,929
Billings in excess of costs	32	77,803	60,822	49,441
Income taxes payable		9,127	159	-
Current portion of long-term debt	16	37,130	42,888	59,593
Provisions	17	12,047	14,863	16,373
Other financial liabilities		1,927	1,672	5,042
Other liabilities	18	9,837	8,650	5,208

Total current liabilities		406,984	340,780	324,586
Non-current
Long-term debt	16	200,943	256,408	236,601
Provisions	17	49,539	36,959	42,076
Deferred tax liabilities	25	58,082	57,840	54,561
Other financial liabilities		2,041	2,342	2,257
Other liabilities	18	57,955	42,778	37,191

Total liabilities		775,544	737,107	697,272

Shareholders’ equity
Share capital	21	262,573	240,369	226,744
Contributed surplus	21	12,369	14,291	14,906
Retained earnings		606,056	491,227	397,706
Accumulated other comprehensive income (loss)		11,636	(18,862)	(12,449)

Total equity attributable to equity holders of the Company		892,634	727,025	626,907

Non-controlling interests		-	103	103

Total equity		892,634	727,128	627,010

Total liabilities and equity		1,668,178	1,464,235	1,324,282

See accompanying notes

On behalf of Stantec’s Board of Directors

Aram Keith, PE, FASCE, Director	Bob Gomes, P.Eng., Director

December 31, 2013

STANTEC INC.

Consolidated Statements of Income

Years ended December 31		2013	2012
(In thousands of Canadian dollars, except per share amounts)	Notes	$	$

			Restated (note 6)

Gross revenue		2,236,410	1,870,259
Less subconsultant and other direct expenses		404,031	316,445

Net revenue		1,832,379	1,553,814
Direct payroll costs	27	829,926	699,657

Gross margin		1,002,453	854,157
Administrative and marketing expenses	7,21,27	746,138	632,086
Depreciation of property and equipment	10	32,389	27,849
Amortization of intangible assets	12	21,235	20,008
Net interest expense	26	8,620	8,681
Other net finance (income) expense	26	(1,346)	2,773
Share of income from joint ventures and associates	13	(2,276)	(2,026)
Foreign exchange (gain) loss		(184)	181
Other (income) expense		(1,035)	147

Income before income taxes		198,912	164,458

Income taxes	25
Current		60,141	44,516
Deferred		(7,430)	(1,077)

Total income taxes		52,711	43,439

Net income for the year		146,201	121,019

Earnings per share
Basic	28	3.16	2.65

Diluted	28	3.14	2.64

See accompanying notes

December 31, 2013

STANTEC INC.

Consolidated Statements of Comprehensive Income

Years ended December 31	2013	2012
(In thousands of Canadian dollars)	$	$

		Restated (note 6)

Net income for the year	146,201	121,019

Other comprehensive income (loss) (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations	26,079	(8,225)
Net unrealized gain on available-for-sale financial assets	5,032	1,880
Net realized gain on available-for-sale financial assets transferred to income	(535)	(35)
Income tax effect on available-for-sale financial assets	(78)	(33)

Other comprehensive income (loss) for the year, net of tax	30,498	(6,413)

Total comprehensive income for the year, net of tax	176,699	114,606

See accompanying notes

December 31, 2013

STANTEC INC.

Consolidated Statements of Shareholders’ Equity

	Shares Outstanding (note 21)	Share Capital (note 21)	Contributed Surplus (note 21)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, January 1, 2012
(Restated; note 6)	45,523,585	226,744	14,906	397,706	(12,449)	626,907

Net income				121,019		121,019
Other comprehensive loss					(6,413)	(6,413)

Total comprehensive income				121,019	(6,413)	114,606
Share options exercised for cash	460,309	10,205				10,205
Share-based compensation expense			2,805			2,805
Reclassification of fair value of share options previously expensed		3,420	(3,420)			-
Dividends declared (note 21)				(27,498)		(27,498)

Balance, December 31, 2012	45,983,894	240,369	14,291	491,227	(18,862)	727,025

Net income				146,201		146,201
Other comprehensive income					30,498	30,498

Total comprehensive income				146,201	30,498	176,699
Share options exercised for cash	592,238	16,504				16,504
Share-based compensation expense			3,778			3,778
Reclassification of fair value of share options previously expensed		5,700	(5,700)			-
Dividends declared (note 21)				(30,569)		(30,569)
Purchase of non-controlling interests				(803)		(803)

Balance, December 31, 2013	46,576,132	262,573	12,369	606,056	11,636	892,634

See accompanying notes

December 31, 2013

STANTEC INC.

Consolidated Statements of Cash Flows

Years ended December 31		2013	2012
(In thousands of Canadian dollars)	Notes	$	$

			Restated (note 6)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		2,225,332	1,873,351
Cash paid to suppliers		(646,719)	(586,270)
Cash paid to employees		(1,247,723)	(1,062,060)
Interest received		1,774	1,910
Interest paid		(9,150)	(13,554)
Finance costs paid		(2,571)	(2,481)
Income taxes paid		(61,201)	(37,619)
Income taxes recovered		12,387	7,239

Cash flows from operating activities	29	272,129	180,516

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	7	(43,539)	(102,019)
Dividends from investments in joint ventures and associates	13	2,685	724
Increase in investments held for self-insured liabilities		(25,129)	(12,594)
Decrease in investments and other assets		4,681	2,243
Purchase of intangible assets		(4,490)	(9,065)
Purchase of property and equipment		(52,639)	(22,655)
Proceeds on disposition of property and equipment		998	215

Cash flows used in investing activities		(117,433)	(143,151)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(70,924)	(95,475)
Proceeds from bank debt		36,319	83,751
Repayment of acquired bank indebtedness	7	-	(2,720)
Payment of finance lease obligations		(6,271)	(6,434)
Proceeds from issue of share capital		16,504	10,205
Payment of dividends to shareholders	21	(29,782)	(20,601)

Cash flows used in financing activities		(54,154)	(31,274)

Foreign exchange gain (loss) on cash held in foreign currency		1,780	(281)

Net increase in cash and cash equivalents		102,322	5,810
Cash and cash equivalents, beginning of the year	8	40,708	34,898

Cash and cash equivalents, end of the year	8	143,030	40,708

See accompanying notes

December 31, 2013

STANTEC INC.

Notes to the Consolidated Financial Statements

1.	Corporate Information

The consolidated financial statements of Stantec Inc. (the Company) for the year ended December 31, 2013, were authorized for issue in accordance with a resolution of the Company’s board of directors on February 26, 2014. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.

2.	Basis of Preparation

These consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies adopted in these consolidated financial statements are based on IFRS effective as at December 31, 2013.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. The consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest thousand ($000).

3.	Basis of Consolidation

The consolidated financial statements include the accounts of Stantec Inc., its subsidiaries, and its structured entities as at December 31, 2013.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries and structured entities are prepared as at December 31, 2013. All intercompany balances are eliminated.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenues, and expenses of the joint operation.

The Company adopted IFRS 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements, effective January 1, 2013, with retrospective application. The effects of these changes on the Company’s accounting policies are described in note 6.

4.	Summary of Significant Accounting Policies

a) Cash and cash equivalents

Cash and cash equivalents include cash, cash in escrow, and unrestricted investments. Such investments are carried at fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

b) Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and any impairment losses. Cost includes the cost of replacing parts of property and equipment. When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. All other repair and maintenance costs are recognized in the consolidated statements of income as incurred.

Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	20%–30%	Declining balance
Office equipment	20%–30%	Declining balance
Automotive equipment	30%	Declining balance
Leasehold improvements		Straight-line over term of lease to a maximum of
15 years or the improvement’s economic life
Buildings	10%–20%	Declining balance

The assets’ residual values, useful lives, and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

c) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any impairment losses.

The Company’s intangible assets have finite lives that are amortized over their useful economic lives on a straight-line basis. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end.

Intangible assets acquired from business combinations

The Company’s policy is to amortize client relationships with finite lives over periods ranging from 10 to 15 years. Contract backlog is amortized over estimated contractual lives of generally one to two years. Advantageous leasehold commitments are amortized over estimated lives of 1 to 10 years. The Company assigns value to acquired contract backlog and client relationships using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset. Recognition of the contributory assets, such as workforce, working capital, and property and equipment required and used to generate the expected after-tax earnings, is included since these assets also require a return based on their fair values. Expected earnings after contributory charges and income taxes are discounted by the appropriate after-tax discount rate to arrive at the fair value.

Intangible assets—software

For internally generated software, research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate

•	The technical feasibility of completing the intangible asset so that it will be available for use
•	Its intention to complete and its ability to use the asset
•	How the asset will generate future economic benefits
•	The availability of resources to complete the asset
•	The ability to reliably measure the expenditure during development

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Following the initial recognition of the development expenditure as an asset, it is carried at cost less any accumulated amortization and any impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. The Company amortizes certain purchased and internally generated software on a straight-line basis over periods ranging from three to seven years.

d) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date. A lease is an agreement whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time.

Finance leases, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased items, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability, achieving a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the consolidated statements of income.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership of the asset by the end of the lease term, the asset is depreciated over the shorter of its estimated useful life and the lease term. The Company’s finance leases are for certain office and automotive equipment and are depreciated on a 20%-to-30% declining balance basis. The Company also has finance leases for software.

Rental payments under operating leases are expensed evenly over the lease term.

From time to time, the Company enters into or renegotiates premises operating leases that result in the receipt of lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the terms of the associated leases. As well, from time to time, the Company enters into or renegotiates premises operating leases that include escalation clauses. The scheduled rent increases pursuant to lease escalation clauses are recognized on a straight-line basis over the lease terms.

e) Investments in joint arrangements and associates

The Company has joint arrangements, which are classified as either a joint venture or joint operation based on the rights and obligations arising from the contractual obligations between the parties to the arrangement. Joint arrangements that provide the Company with rights to the net assets of the arrangement are classified as joint ventures, and joint arrangements that provide the Company with rights to the individual assets and obligations arising from the arrangement are classified as joint operations.

The Company accounts for its joint ventures using the equity method, as described below. The Company accounts for its joint operations by recognizing its share of assets, liabilities, revenues, and expenses of the joint operation and combining them line by line with similar items in the Company’s consolidated financial statements.

Investments in associated companies, over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company’s investment at original cost plus postacquisition changes in the Company’s share of the net assets of the associate. The share of the profit of associates is recorded in the consolidated statements of income. Since this is profit attributable to the equity holders of the associate, it is profit after tax. Adjustments are made in the Company’s consolidated financial statements to eliminate its share of unrealized gains and losses resulting from transactions with its associates.

If the financial statements of the associates or joint arrangements are prepared for a different date from those of the Company, adjustments are made for the effects of significant transactions or events that occur between that date and the date of the Company’s financial statements. Where necessary, adjustments are made to bring the accounting policies in line with the Company’s.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

f) Investments held for self-insured liabilities

In other financial assets, the Company has investments held for self-insured liabilities that are categorized as available for sale and are recorded at fair value with associated unrealized gains or losses reported in other comprehensive income until disposed of, at which time realized gains or losses are recognized in income. These investments consist of government and corporate bonds, equity securities, and term deposits.

g) Provisions

General

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. When the Company expects some or all of a provision to be reimbursed—for example, under an insurance contract—and when the reimbursement is virtually certain, the reimbursement is recognized as a separate asset. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for self-insured liabilities

The Company self-insures certain risks related to professional liability, automobile physical damages, and employment practices liability. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

The Company invests funds to support the provision for self-insured liabilities. These investments are recorded at fair value in other financial assets as investments held for self-insured liabilities.

Provisions for claims

The Company has claims that are not covered by its provisions for self-insurance, including claims that are subject to exclusions under the Company’s commercial and captive insurance policies. Provisions are recognized for these claims in accordance with the above general description of provisions.

Contingent liabilities recognized in a business combination

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured in accordance with the above general description of provisions.

Onerous contracts

The Company’s onerous contracts consist of lease exit liabilities and sublease losses. With regards to lease exit liabilities, the Company accrues charges when it ceases to use office space under an operating lease arrangement. Included in the liability is the present value of the remaining lease payments. As well, an asset is accrued in the consolidated statements of financial position as an other financial asset if it is virtually certain that sublease rental will be obtained for the office space that the Company ceases to use. The asset is measured using the present value of the future rental income to the extent of the present value of the lease liability.

With regards to sublease losses, from time to time, the Company may sublet a portion of an office space under an operating lease arrangement. The Company accrues a liability and asset if the costs to be incurred under an operating lease are to exceed the anticipated revenue on the sublease. Included in the liability is the present value of the remaining lease payments. Included in the asset is the present value of the future rental income.

h) Foreign currency translation

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent Company’s functional currency. Each entity in the Company determines its own functional currency, and items

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

included in the financial statements of each entity are measured using that functional currency. For example, the functional currency of the Company’s US-based subsidiaries is the US dollar.

Transactions and balances

Transactions in foreign currencies (i.e., different than an entity’s functional currency) are initially translated into the functional currency of entities using the foreign exchange rate at the transaction date. Subsequent to the transaction date, foreign currency transactions are measured as follows:

•	On the statements of financial position, monetary items are translated at the rate of exchange in effect at the reporting date. Non-monetary items at cost are translated at historical exchange rates. Non-monetary items at fair value are translated at rates in effect at the date the fair value is determined. Any resulting realized and unrealized foreign exchange gains or losses are included in income in the period incurred. The exception is unrealized foreign exchange gains and losses on non-monetary investments (i.e., equity investments) classified as available for sale, which are included in accumulated other comprehensive income.

•	Revenue and expense items are translated at the average exchange rate for the year with the exception of depreciation and amortization, which are translated at historical exchange rates.

Foreign operations

The Company’s foreign operations are translated into its reporting currency (Canadian dollar) as follows: assets and liabilities are translated at the rate of exchange in effect at each consolidated statement of financial position date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month. The resulting unrealized exchange gains and losses on foreign subsidiaries are recognized in accumulated other comprehensive income.

i) Financial instruments

Initial recognition and subsequent measurement

The Company classifies its financial instruments as follows:

•	Cash and cash equivalents are classified as financial assets at fair value through profit and loss (FVPL) and are recorded at fair value, with realized and unrealized gains and losses reported in income.

•	Trade and other receivables are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with allowances reported in administrative and marketing expenses.

•	Investments held for self-insured liabilities, consisting of bonds, equity securities, and term deposits are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in other income for equity securities and in net finance income for bonds and term deposits. Interest income is recorded in net finance income, and dividends are recorded in other income.

•	Trade and other payables are classified as other financial liabilities and are recorded at fair value and subsequently recorded at amortized cost using the effective interest rate (EIR) method, with realized gains and losses reported in income. The EIR method discounts estimated future cash payments or receipts through the expected life of a financial instrument, thereby calculating the amortized cost and subsequently allocating the interest income or expense over the life of the instrument.

•	Long-term debts, including non-interest-bearing debts, are classified as loans and borrowings and are initially recorded at fair value and subsequently recorded at amortized cost using the EIR method, with the EIR amortization and realized gains and losses reported in net finance income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Fair value

All financial assets are recognized initially at fair value plus directly attributable transaction costs, except for financial assets at FVPL, for which transaction costs are expensed. Purchases or sales of financial assets are accounted for at trade dates. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models. The fair values of the Company’s derivatives are based on third-party indicators and forecasts. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying amounts because of the short-term maturity of these instruments. The carrying amount of bank loans approximates their fair value because the applicable interest rate is based on variable reference rates. The carrying amounts of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

Derivatives

From time to time, the Company enters into foreign currency forward contracts to manage risk associated with net operating assets denominated in US dollars and British pounds. The Company’s policy is not to use these derivatives for trading or speculative purposes. During 2013, the Company entered into immaterial foreign currency forward contracts. The Company did not enter into any foreign currency forward contracts in 2012.

j) Impairment

The carrying amounts of the Company’s assets or group of assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is an indication of impairment. An asset may be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (i.e., an incurred “loss event”) and if that loss event has an impact on the estimated future cash flows of the financial asset. If an indication of impairment exists or when annual impairment testing for an asset is required, the asset’s recoverable amount is estimated.

Trade and other receivables

The Company maintains an allowance for doubtful accounts on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance based in part on the age of the outstanding receivables and on the Company’s historical collection and loss experience. When the carrying amount of the receivable is reduced through the allowance, the reduction is recognized in administrative and marketing expenses in the consolidated statements of income.

Non-financial assets

For non-financial assets such as property and equipment, goodwill, investments in joint ventures and associates, and intangible assets, the recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU’s) fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. The results of these valuation techniques are corroborated by quoted share prices for comparable publicly traded companies or other available fair value indicators. Impairment losses are recognized in the consolidated statements of income in those expense categories consistent with the nature of the impaired asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Goodwill is not amortized but is evaluated for impairment annually (as at October 1) or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment date and December 31. The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. Impairment is determined by assessing the recoverable amount of each CGU to which the goodwill relates. The Company’s CGUs for goodwill impairment testing are Canada, the United States, and International. Where the recoverable amount of a CGU is less than its carrying amount, an impairment loss is recognized.

An impairment loss of goodwill is not reversed. For other assets, an impairment loss may be reversed if the estimates used to determine the recoverable amount have changed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of income.

Available-for-sale financial investments

For equity investments classified as available for sale, objective evidence of impairment would include a significant or prolonged decline in the fair value of the investment below its cost. “Significant” is to be evaluated against the original cost of the investment and “prolonged” against the period in which the fair value has been below its original cost. Where there is evidence of impairment, the cumulative loss is removed from other comprehensive income and recognized in the consolidated statements of income. Impairment losses on equity investments are not reversed through the consolidated statements of income; increases in their fair value after impairment are recognized directly in other comprehensive income.

For debt instruments classified as available for sale, the Company first assesses individually whether objective evidence of impairment exists for debt instruments that are individually significant or collectively for debt instruments that are not individually significant. If an impairment loss has occurred, the amount recorded is the cumulative loss, measured as the difference between the amortized cost and the current fair value, less any previously recognized impairment loss. This amount is removed from other comprehensive income and recognized in the consolidated statements of income.

Future interest income continues to be accrued based on the reduced carrying amount of the asset applying the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. If the fair value of a debt instrument increases in a subsequent year and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed in the consolidated statements of income.

k) Revenue recognition

In the course of providing its services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company’s gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Therefore, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, duty, and taxes collected from clients that are reimbursable to government authorities. The Company assesses its revenue arrangements against specific criteria to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized by reference to the stage of completion using the revenue cost approach. Stage of completion is measured using labor costs incurred to date as a percentage of total estimated labor costs for each contract. Where the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined. Revenue from time-and-material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed.

Unbilled revenue represents work in progress that has been recognized as revenue but not yet invoiced to clients. Billings in excess of costs represents amounts that have been invoiced to clients but not yet recognized as revenue.

l) Employee benefit plans

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period in which the contributions are made. The Company does not provide postemployment or postretirement benefits.

m) Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

Current income tax, relating to items recognized directly in equity, is recognized in equity and not in the consolidated statements of income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes an uncertain tax liability where appropriate.

Deferred tax

Deferred tax is determined using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred taxes are not recognized for the initial recognition of goodwill; the initial recognition of assets or liabilities, outside of a business combination, that affect neither accounting nor taxable profit; or the differences relating to investments in subsidiaries, associates, and interests in joint ventures to the extent that the reversal can be controlled and it is probable that it will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled and are based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Deferred tax relating to items recognized in equity is also recognized in equity. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Sales tax

Revenues, expenses, and assets, except trade receivables, are recognized net of the amount of sales tax recoverable from, or payable to, a taxation authority. Trade receivables and trade payables include sales tax. The net amount of sales tax recoverable from, or payable to, a taxation authority is included as part of trade receivables or trade payables (as appropriate) in the consolidated statements of financial position.

n) Share-based payment transactions

Under the Company’s share option plan, the board of directors may grant to officers and employees remuneration in the form of share-based payment transactions, whereby officers and employees render services as consideration for equity instruments (i.e. equity-settled transactions).

Under the Company’s deferred share unit plan, the chief executive officer and directors of the board of the Company may receive deferred share units equal to one common share. Under the Company’s restricted share unit plan, senior vice presidents are granted share units that are to be settled after a two-year period. The deferred share units and restricted share units are share appreciation rights that can be settled only in cash (i.e. cash-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions awards is measured by reference to the fair value at the grant date using a Black-Scholes option-pricing model. The cost of equity-settled transactions, together with a corresponding increase in equity, is recognized over the period in which the service conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit to income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recorded in administrative and marketing expenses. No expense is recognized for awards that do not ultimately vest.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using a Black-Scholes option-pricing model. This fair value is expensed upon issue with the recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date, up to and including the settlement date, with changes in fair value recognized in administrative and marketing expenses.

o) Earnings per share

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the period and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

p) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the consideration transferred at fair value at the acquisition date. Any contingent consideration to be transferred by

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in other income. If the business combination is achieved in stages, the acquisition-date fair value of the Company’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through income. Acquisition costs are expensed when incurred in administrative and marketing expenses.

Goodwill is initially measured at cost, which is the excess of the consideration transferred over the Company’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s CGUs (Canada, United States, and International) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

q) Dividends

Dividends on common shares are recognized in the Company’s consolidated financial statements in the period the dividends are approved by the Company’s board of directors.

5.	Significant Accounting Judgments, Estimates, and Assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the disclosure of contingent liabilities at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key management judgments and assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a) Revenue recognition

The Company accounts for its revenue in accordance with IAS 11 Construction Contracts, which requires estimates to be made for contract costs and revenues. Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method based on the ratio of labor costs incurred to total estimated labor costs. Estimating total direct labor costs is subjective and requires the use of management’s best judgments based on the information available at that time. The Company also provides for estimated losses on incomplete contracts in the period in which such losses are determined. Changes in the estimates are reflected in the period in which they are made and would affect the Company’s revenue and unbilled revenue.

b) Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its trade receivables. The Company uses estimates in arriving at its allowance for doubtful accounts that are based on the age of the outstanding receivables and on its historical collection and loss experience.

c) Provision for self-insured liabilities

The Company self-insures certain risks, including professional liability and automobile liability. The accrual for self-insured liabilities includes estimates of the costs of reported claims and is based on estimates of loss using management’s assumptions, including consideration of actuarial projections. These estimates of loss are derived from loss history that is then subjected to actuarial techniques in the determination of the proposed liability. Estimates of loss may vary from those used in the actuarial projections and result in a larger loss than estimated. Any increase in loss would be recognized in the period in which the loss is determined and increase the Company’s self-insured liabilities and reported expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

d) Share-based payment transactions

The Company measures the cost of share-based payment transactions by reference to the fair value of the equity instruments at the date they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. The Company has chosen the Black-Scholes option-pricing model for equity-settled and cash-settled share-based payment transactions. This estimate also requires determining the most appropriate inputs to the valuation model, including volatility in the price of the Company’s shares, a risk-free interest rate, and the expected hold period to exercise, and making assumptions about them. The expected volatility is based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options is based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data is used to estimate the expected life of the option. As well, the Company estimates its forfeiture rate for equity-settled transactions based on historical experience in order to determine the compensation expense arising from the share-based awards.

e) Business combinations

In a business combination, the Company may acquire the assets and assume certain liabilities of an acquired entity. The estimate of fair values for these transactions involves judgment in determining the fair values assigned to the tangible and intangible assets (i.e., backlog, client relationships, and favorable and unfavorable leases) acquired and the liabilities assumed on the acquisition. Determining fair values involves a variety of assumptions, including revenue growth rates, expected operating income, discount rates, and earnings multiples.

f) Impairment of non-financial assets

Impairment exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Fair value less costs to sell is based on available data from binding sales transactions in an arm’s-length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. In the absence of such data, other valuation techniques can be used to estimate fair value less costs to sell. The value in use calculation is based on a discounted cash flow model. The cash flows are derived from budgets over an appropriate number of years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset’s performance of the CGU being tested.

The recoverable amount, when based on a discounted cash flow methodology, is most sensitive to the discount rate used, as well as the expected future cash inflows and the growth rate used for extrapolation purposes. To arrive at cash flow projections, the Company uses estimates of economic and market information over the projection period, including growth rates in revenues, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions include future estimates of capital expenditures and changes in future working capital requirements.

g) Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, it is determined using valuation techniques, including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required to establish fair values. The judgments include considerations of inputs such as liquidity risk, credit risk, and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

h) Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of deferred taxable income. The Company’s income tax assets and liabilities are based on interpretations of income tax legislation across various jurisdictions, primarily in Canada and the United States. The Company’s effective tax rate can change from year to year based on the mix of income among different jurisdictions, changes in tax laws in these jurisdictions, and changes in the estimated value of deferred tax assets and liabilities. The Company’s income tax expense reflects an estimate of the cash taxes it expects to pay for the current year, as well as a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

provision for changes arising in the values of deferred tax assets and liabilities during the year. The tax value of these assets and liabilities is impacted by factors such as accounting estimates inherent in these balances, management’s expectations about future operating results, previous tax audits, and differing interpretations of tax regulations by the taxable entity and the responsible tax authorities. Such differences in interpretation may arise for a wide variety of issues, depending on the conditions prevailing in the respective legal entity’s domicile. Management assesses the likelihood of recovering value from deferred tax assets, such as loss carryforwards, on a regular basis, as well as the deferred tax depreciation of capital assets, and adjusts the tax provision accordingly.

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based on the likely timing and the level of future taxable profits, together with future tax-planning strategies.

i) Interests in other entities

The Company determines whether it has control over another entity by making judgments about what the relevant activities of that entity are and which party or parties have power to direct those activities, as well as whether or not the Company is exposed to variable returns of the entity. The Company assesses whether it has control, significant influence, or joint control over an entity based on the individual facts and circumstances of each agreement. In the case of a joint arrangement, the Company makes judgments to determine if the arrangement is a joint venture or joint operation, including if it has rights to the individual assets or liabilities, or to the net assets of the entity, and whether unanimous consent is required in making decisions about relevant activities.

6.	Recent Accounting Pronouncements and Changes to Accounting Policies

Recently adopted

Effective January 1, 2013, the Company adopted the following standards and amendments:

—	IFRS 7 Financial Instruments: Disclosures (IFRS 7) – offsetting financial assets and liabilities (amended)
—	IFRS 10 Consolidated Financial Statements (IFRS 10)
—	IFRS 11 Joint Arrangements (IFRS 11)
—	IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
—	IFRS 13 Fair Value Measurement (IFRS 13)
—	IAS 1 Presentation of Financial Statements (IAS 1) (amended)
—	IAS 19 Employee Benefits (IAS 19) (amended)
—	IAS 27 Separate Financial Statements (IAS 27) (amended)
—	IAS 28 Investments in Associates and Joint Ventures (IAS 28) (amended)
—	Annual Improvements (2009–2011 Cycle)

Amendments to IAS 19

Amendments to this standard require termination benefits outside of a wider restructuring to be recognized only when the offer becomes legally binding and cannot be withdrawn. In the context of a wider restructuring, termination benefits are recognized at the same time as other restructuring costs.

Amendments to IAS 27

The amended standard contains accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when the entity prepares separate financial statements. The consolidation portion of this standard was removed upon amendment due to the issuance of IFRS 10.

Amendments to IAS 28

The amended standard sets out the accounting for investments in associates and the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Amendments to IFRS 7

Amendments to this standard require disclosure of information that will allow financial statement users to assess the impact of an entity’s netting arrangements, including rights of set-off associated with an entity’s recognized financial assets and liabilities on the entity’s statement of financial position.

Annual Improvements (2009–2011 Cycle)

The IASB issued Annual Improvements (2009–2011 Cycle) to make necessary but non-urgent amendments to the following: IFRS 1 First-time Adoption of IFRS (IFRS 1); IAS 1 Presentation of Financial Statements; IAS 16 Property, Plant, and Equipment (IAS 16); IAS 32 Financial Instruments: Presentation; and IAS 34 Interim Financial Reporting.

The impact of adopting the amendments to IAS 19, 27, and 28, IFRS 7, and the Annual Improvements (2009–2011 Cycle) did not have a material impact on the financial position or performance of the Company.

The Company applied, for the first time, IFRS 10 and 11, which required retrospective restatement of previous financial statements. IFRS 12 and 13 and amendments to IAS 1 did not have a material impact on the financial position or performance of the Company; however, their adoption resulted in additional disclosure. The nature and effect of IFRS 10, 11, 12, and 13, and the amendments to IAS 1 are disclosed below.

IFRS 10

IFRS 10 establishes a single control model that applies to all entities, including structured entities (formerly called special purpose entities). IFRS 10 changes the definition of control such that the Company determines whether it has control over another entity by making judgments about what the relevant activities of the entity are and which party or parties have the power to direct those activities, as well as whether or not the Company is exposed to variable returns of the entity and can use its power to influence the variable returns. In the case of joint arrangements, the Company makes judgments to determine if joint control exists by reviewing whether unanimous consent is required to make decisions about relevant activities.

As a result of adopting IFRS 10, the Company reviewed its agreements of interests in other entities to determine whether the Company had control, joint control, or significant influence over each entity as at January 1, 2013, as defined in IFRS 10. The adoption of the new control concept did not result in a material change to the consolidation conclusion for the Company’s subsidiaries or structured entities, but did result in classification changes to certain associated entities and investments in joint arrangements.

IFRS 11

Under IFRS 11, joint arrangements must be classified as either joint ventures or joint operations. The Company makes judgments to determine if an arrangement is a joint venture or joint operation, which are based on the rights and obligations arising from the contractual arrangement between the parties. Joint arrangements that provide the Company with rights to the net assets of the arrangement are classified as joint ventures, and joint arrangements that provide the Company with rights to the individual assets and obligations arising from the arrangement are classified as joint operations.

The Company is no longer permitted to account for joint ventures using proportionate consolidation. Instead, joint ventures must be accounted for using the equity method. Investments in associates continue to be accounted for using the equity method. The equity method of accounting did not change from the description provided in the Company’s significant accounting policies. If a joint arrangement is classified as a joint operation, the Company recognizes its share of assets, liabilities, revenues, and expenses of the joint operation, combining them line by line with similar items in the Company’s consolidated financial statements.

Restatement of comparative figures

As a result of the retrospective application of IFRS 10 and 11 and amendments to IAS 27 and 28, certain line items in the Company’s consolidated financial statements were restated. In particular, proportionate consolidation was removed, and after completing a review of the Company’s joint arrangements, certain entities were categorized as

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

joint ventures, joint operations, or associates, and the applicable accounting method was applied. The adoption of these standards had an immaterial impact on the Company’s January 1, 2012, and December 31, 2012, consolidated statements of financial position, as well as an immaterial impact on its 2012 retained earnings, basic and diluted earnings per share, and on its operating, investing, and financing cash flows.

The following table summarizes the adjustments made to the Company’s consolidated statements of income for the year ended December 31, 2012:

	For the year ended December 31, 2012

(In thousands of Canadian dollars)	As Previously Reported $	Adjustments $	As Restated $

Gross revenue	1,882,900	(12,641)	1,870,259
Subconsultant and other direct expenses	326,506	(10,061)	316,445

Net revenue	1,556,394	(2,580)	1,553,814
Direct payroll costs	700,853	(1,196)	699,657

Gross margin	855,541	(1,384)	854,157
Administrative and marketing expenses	633,171	(1,085)	632,086
Depreciation of property and equipment	27,875	(26)	27,849
Net interest expense	8,658	23	8,681
Share of income from joint ventures and associates	(1,765)	(261)	(2,026)
Income taxes – current	44,661	(145)	44,516
Income taxes – deferred	(1,070)	(7)	(1,077)

Overall impact on net income for the year		117

IFRS 12

IFRS 12 sets out the requirements for disclosure relating to an entity’s interest in subsidiaries, joint arrangements, associates, and structured entities (note 13).

IFRS 13

IFRS 13 establishes a single source of guidance under IFRS for all fair-value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. Its application did not have a material impact on the fair value measurements carried out by the Company. IFRS 13 requires specific disclosures on fair values; some of these replace existing disclosure requirements in other standards (note 22). Since IFRS 13 is applied prospectively, comparative disclosures for prior periods are not required.

Amendments to IAS 1

Amendments to IAS 1 introduce a grouping of items presented in other comprehensive income. Items that could be reclassified (or recycled) to profit or loss at a future point in time now have to be presented separately from items that will never be reclassified. The amendment affected presentation only and had no impact on the financial position or performance of the Company.

Future adoptions

The listing below includes issued standards, amendments, and interpretations that the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. Unless otherwise noted, retrospective application is required and early adoption permitted. Unless otherwise noted, the Company is

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

currently considering the impact of adopting these standards and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

Financial instruments

IFRS 9 Financial Instruments (IFRS 9) is being issued in three phases that, when complete, will replace the existing standard, IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). The three phases are: Classification and Measurement, Impairment, and Hedge Accounting.

—	In November 2009, the first version of IFRS 9 included classification and measurement requirements for financial assets. It replaced multiple models with a single model that has only two classification categories: amortized cost and fair value.

—	In October 2010, a revised version of IFRS 9 included classification and measurement requirements for financial liabilities and requirements for the derecognition of financial assets and financial liabilities. It requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability be presented in other comprehensive income, instead of in profit or loss.

—	In December 2011, limited amendments were made to IFRS 9.

—	In November 2013, a revised version of IFRS 9 included new hedge accounting requirements with the aim of better reflecting an entity’s risk management activities in their financial statements. In addition, it requires that changes in the fair value of an entity’s own debt caused by changes in its own credit quality be recognized in other comprehensive income and not in profit or loss.

IFRS 9 is currently available for adoption. There is no required effective date as further amendments are expected to be made to the classification and measurement requirements and to the impairment model before a final standard is issued. Once a final version of IFRS 9 is available, a mandatory effective date will be set.

Financial instruments: Presentation

In December 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation (IAS 32). The amendments clarify when an entity has a legally enforceable right to set-off, as well as clarify the application of offsetting criteria related to some settlement systems that may be considered the same as net settlement. The amendments to IAS 32 are applicable for annual periods beginning on or after January 1, 2014.

Recoverable amount disclosures

In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets (IAS 36) – Recoverable Amount Disclosures for Non-Financial Assets. These amendments clarify that an entity is required to disclose information about the recoverable amount of an impaired asset (including goodwill or a CGU) if the recoverable amount is based on the fair value less cost to sell methodology. The amendment also sets out other disclosure requirements for non-financial assets. The amendments to IAS 36 are applicable for annual periods beginning on or after January 1, 2014.

Annual improvements to IFRSs

In December 2013, the IASB issued Annual Improvements (2010–2012 Cycle) to make necessary but non-urgent amendments to the following: IFRS 2 Share-based Payment; IFRS 3 Business Combinations (IFRS 3); IFRS 8 Operating Segments; IFRS 13; IAS 16; IAS 24 Related Party Disclosures; and IAS 38 Intangible Assets. These amendments are required to be applied prospectively for annual periods beginning on or after July 1, 2014, except for the amendment to IFRS 13 that affects only the Basis for Conclusions and is therefore effective immediately.

In December 2013, the IASB also issued Annual Improvements (2011–2013 Cycle) to make necessary but non-urgent amendments to the following: IFRS 1; IFRS 3; IFRS 13; and IAS 40 Investment Property. These amendments are required to be applied prospectively for annual periods beginning on or after July 1, 2014, except for the amendment to IFRS 1 that affects only the Basis for Conclusions and is therefore effective immediately.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

7.	Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed, which may result in an increase in or reduction to the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

In addition, consideration specified in certain purchase agreements may be based on future performance parameters. This contingent consideration is recognized at its fair value at the acquisition date. Any changes to the fair value after the acquisition date are recorded in other expense (income).

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Acquisitions in 2013

On May 31, 2013, the Company acquired certain assets and liabilities, and the business of IBE Consulting Engineers, Inc. (IBE) for cash consideration and notes payable. Based in Sherman Oaks, California, IBE specializes in high-performance, sustainable design of mechanical, electrical, and plumbing systems for education, healthcare, commercial, cultural, and government facilities. IBE’s capabilities enhance the Company’s buildings engineering presence on the US West Coast.

On May 31, 2013, the Company acquired certain assets and liabilities, and the business of Ashley-Pryce Interior Designers Inc. (AP/ID) for cash consideration and promissory notes. Based in Vancouver, British Columbia, AP/ID is known for its corporate office consulting and strategic workplace planning services. AP/ID provides full interior design services to a variety of clients, from law firms and government agencies to banks and mining companies. The addition of AP/ID enhances the Company’s interior design presence in British Columbia.

On June 28, 2013, the Company acquired certain assets and liabilities, and the business of Roth Hill, LLC (Roth Hill) for cash consideration and notes payable. Based in Bellevue, Washington, Roth Hill is a civil engineering firm with expertise in infrastructure design and an extensive project portfolio designing systems for every facet of collection, distribution, and treatment of water and wastewater. Roth Hill expands the Company’s water and wastewater capabilities in the Pacific Northwest.

On November 1, 2013, the Company acquired certain assets and liabilities, and the business of JDA Architects Limited (JDA) for cash consideration and promissory notes. Based in Halifax, Nova Scotia, JDA provides architectural design services for public safety, healthcare, industrial, and commercial buildings. The addition of JDA complements the Company’s existing presence in Atlantic Canada.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

On November 29, 2013, the Company acquired certain assets and liabilities, and the business of Cambria Gordon Ltd. (CGL) for cash consideration and notes payable. Based in Terrace, British Columbia, CGL provides environmental management services to industry, government, and First Nations. The addition of CGL expands the Company’s environmental services in northwest British Columbia.

Acquisitions in 2012

On May 18, 2012, the Company acquired certain assets and liabilities, and the business of PHB Group Inc. (PHB) for cash consideration and notes payable. Based in St. John’s, Newfoundland and Labrador, PHB provides architecture and interior design services and offers a full range of pre-design services, such as site-selection studies, life safety studies, building condition reports, feasibility studies, master planning, programming, and project management services. PHB’s architectural services complemented the Company’s existing Buildings Engineering, Geotechnical Engineering, and Environmental Services practices in Newfoundland and Labrador.

On May 25, 2012, the Company acquired all the shares and business of ABMB Engineers, Inc. (ABMB) for cash consideration and promissory notes. ABMB is based in Baton Rouge, Louisiana, and also has offices in Jackson, Vicksburg, and Madison, Mississippi; and New Orleans, Louisiana. ABMB provides transportation and infrastructure engineering services to a variety of clients. The addition of ABMB grew the Company’s Transportation practice in the US Southeast, while providing a new presence for the Company in Mississippi.

On August 24, 2012, the Company acquired all the shares and business of Cimarron Engineering Ltd. (Cimarron) for cash consideration and notes payable. Based in Calgary, Alberta, with an additional office in Edmonton, Alberta, Cimarron specializes in the development, design, installation, and integrity maintenance of oil and gas pipeline systems and station facilities, with a focus on upstream and transmission applications. Cimarron also has a power division that specializes in designing medium- to high-voltage electrical systems for utility and oil and gas clients. The addition of Cimarron enhanced the Company’s Oil and Gas and Power practices throughout North America.

On November 30, 2012, the Company acquired the net assets and business of Corzo Castella Carballo Thompson Salman, P.A. (C3TS) for cash consideration and notes payable. C3TS is headquartered in Coral Gables, Florida, and has offices in Fort Lauderdale, Boca Raton, West Palm Beach, and Orlando, Florida. C3TS provides transportation and civil engineering, architecture, and environmental engineering services to major transportation agencies, municipalities, and educational institutions across Florida. The firm’s capabilities augmented the Company’s multidiscipline engineering and environmental services in Florida and the southeastern United States.

On November 30, 2012, the Company acquired certain assets and liabilities, and the business of Architecture 2000 Inc. for cash consideration and notes payable. Based in Moncton, New Brunswick, Architecture 2000 Inc. is an architecture, interior design, master/urban planning, and project management firm. The addition of Architecture 2000 Inc. augmented the Company’s Canadian architecture presence and diversified its existing presence in Atlantic Canada.

On December 14, 2012, the Company acquired all the shares and business of Greenhorne & O’Mara, Inc. (G&O) for cash consideration and notes payable. G&O is headquartered in Laurel, Maryland, and has offices in several states, including Maryland, Virginia, West Virginia, Ohio, North Carolina, Pennsylvania, and Florida. G&O is a transportation, environment, and infrastructure and design firm. The G&O addition complemented the Company’s existing presence in the US East.

On December 14, 2012, the Company acquired certain assets and liabilities, and the business of Landmark Survey and Mapping, Inc. (LSM) for cash consideration and notes payable. LSM is a survey and mapping firm located in Pennsylvania, specializing in serving the energy industry and with particular expertise in oil and gas, power, and coal. The addition of LSM bolstered the Company’s emerging oil and gas presence in the region.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

During 2013, the Company finalized the estimated fair value of assets acquired and liabilities assumed for the PHB, ABMB, Cimarron, C3TS, Architecture 2000 Inc., G&O, LSM, AP/ID, and Roth Hill acquisitions. The Company expects to finalize the estimated fair value of assets acquired and liabilities assumed for the IBE, JDA, and CGL acquisitions in the first quarter of 2014.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

(In thousands of Canadian dollars)	Notes	Total 2013 $	Total 2012 $

Cash consideration		6,286	52,766
Notes payable		5,158	49,378

Consideration		11,444	102,144

Assets and liabilities acquired
Cash acquired		-	2,915
Bank indebtedness assumed		-	(2,720)
Non-cash working capital		(462)	35,395
Property and equipment	10	792	6,542
Investments		-	2
Other financial assets		-	817
Intangible assets	12
Client relationships		3,329	12,995
Contract backlog		761	5,854
Lease disadvantages		(13)	(1,353)
Software		-	290
Other		319	1,431
Provisions	17	-	(1,291)
Other liabilities		1,994	(2,189)
Long-term debt		(401)	(12,984)
Deferred income taxes	25	(2,398)	(7,034)

Total identifiable net assets at fair value		3,921	38,670
Goodwill arising on acquisitions	11	7,523	63,474

Consideration		11,444	102,144

Trade receivables assumed from acquired companies are recognized at their fair value at the time of acquisition. In 2013, no trade receivables were acquired. The trade receivables acquired in fiscal 2012 had a fair value of $35,376,000 and gross value of $37,451,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Goodwill comprises the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from acquisitions completed in 2013, $9,998,000 (2012 – $25,322,000) is deductible for income tax purposes.

The fair value of provisions are determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration and lease exit liabilities. During 2013, the Company did not assume any provisions for claims relating to current year acquisitions (2012 – $882,000). As at the reporting date, provisions for claims outstanding from prior acquisitions were reassessed and determined to be $4,865,000 based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 14). The Company did not acquire any indemnification assets in the current year.

For business combinations that occurred in 2013, the Company estimates that gross revenue earned in 2013, since the acquired entities’ acquisition dates, is $6,843,000. For business combinations that occurred in 2012, the Company estimates that gross revenues, earned in fiscal year 2012, since the acquired entities’ acquisition dates, is $41,816,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable for the Company to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2013 had taken place at the beginning of 2013, gross revenue from continuing operations for the year ended December 31, 2013, would have been $2,250,105,000 and the profit from continuing operations for the Company would have been $147,548,000. If the business combinations that occurred in 2012 had taken place at the beginning of 2012, gross revenue from continuing operations for the fiscal year 2012 would have been $2,017,557,000 and the profit from continuing operations for the Company would have been $123,583,000.

In 2013, directly attributable acquisition-related costs of $936,000 (2012 – $512,000) have been expensed and are included in administrative and marketing expenses.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Cash consideration (net of cash acquired)	6,286	49,851
Payments on notes payable from previous acquisitions	37,253	52,168

Total net cash paid	43,539	102,019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

The total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2011	82,355
Additions for acquisitions in the year	49,378
Other adjustments	70
Payments	(52,168)
Interest	543
Impact of foreign exchange	(620)

December 31, 2012	79,558
Additions for acquisitions in the year	5,158
Other adjustments	2,068
Payments	(37,253)
Interest	675
Impact of foreign exchange	2,426

December 31, 2013	52,632

During 2013, pursuant to price adjustment clauses included in the purchase agreements, the Company adjusted the notes payable for the following acquisitions: TetrES Consultants Inc; Natural Resources Consulting, Inc.; WilsonMiller Inc.; Anshen & Allen Architecture, Inc (Anshen + Allen); Burt Hill Inc.; QuadraTec, Inc.; Caltech Group; Bonestroo, Inc. and Bonestroo Services, LLC (Bonestroo); FSC Architects and Engineers (FSC); ENTRAN, Inc.; ABMB; Cimarron; C3TS; Architecture 2000 Inc.; G&O; and Roth Hill. These adjustments impacted non-cash working capital.

During 2012, pursuant to price adjustment clauses in the purchase agreements, the Company adjusted the notes payable for the following acquisitions: Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited; WilsonMiller Inc.; Anshen + Allen; ECO:LOGIC Engineering; Street Smarts, Inc. and Data Smarts, LLC; Burt Hill Inc.; QuadraTec, Inc.; Caltech Group; Bonestroo; FSC; ENTRAN, Inc.; ABMB; PHB; Cimarron; and LSM. These adjustments impacted non-cash working capital.

8.	Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

		(Restated)

Cash	140,267	38,398
Unrestricted investments	2,289	625
Cash held in escrow	474	1,685

Cash and cash equivalents	143,030	40,708

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

As part of the G&O acquisition (note 7), $1,685,000 (US$1,693,000) was placed in an escrow account and a portion of this amount was settled in 2013. The remaining $474,000 (US$446,000) will be settled based on the outcome of price adjustment clauses included in the purchase agreement. A corresponding obligation was also recorded on acquisition and is included in other notes payable.

9.	Trade and Other Receivables

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

		(Restated)

Trade receivables, net of allowance	376,159	348,301
Holdbacks, current	3,423	4,433
Other	5,325	717

Trade and other receivables	384,907	353,451

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance determined, in part, on the age of the outstanding receivables and on the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

		(Restated)

Balance, beginning of the year	16,551	11,969
Provision for doubtful accounts	6,336	7,209
Deductions	(3,978)	(2,498)
Impact of foreign exchange	407	(129)

Balance, end of the year	19,316	16,551

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	120+ $

December 31, 2013	395,475	203,840	102,858	33,659	17,757	37,361

December 31, 2012 (Restated)	364,852	176,305	101,887	34,512	20,855	31,293

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

10. Property and Equipment

(In thousands of Canadian dollars)	Engineering Equipment $	Office Equipment $	Automotive Equipment $	Leasehold Improvements $	Assets under Finance Leases $	Buildings $	Land $	Total $

Cost
January 1, 2012 *	93,059	46,823	8,370	71,150	2,046	7,254	1,313	230,015
Additions *	12,776	4,752	2,039	10,743	381	-	-	30,691
Additions arising on acquisitions	1,809	960	289	1,211	2,273	-	-	6,542
Disposals	(5,525)	(682)	(539)	(4,378)	-	-	-	(11,124)
Transferred to held for sale	-	-	-	-	-	-	(27)	(27)
Transfers	160	871	-	-	(1,031)	-	-	-
Impact of foreign exchange	(720)	(285)	(95)	(473)	14	(59)	(14)	(1,632)

December 31, 2012 *	101,559	52,439	10,064	78,253	3,683	7,195	1,272	254,465
Additions	17,185	8,873	2,745	24,399	133	183	-	53,518
Additions arising on acquisitions	30	174	73	399	116	-	-	792
Disposals	(21,651)	(6,384)	(1,000)	(11,301)	(351)	-	-	(40,687)
Transferred to held for sale	-	-	-	-	-	(1,603)	(298)	(1,901)
Transfers	496	549	304	-	(1,349)	-	-	-
Impact of foreign exchange	2,504	1,046	487	1,670	110	205	43	6,065

December 31, 2013	100,123	56,697	12,673	93,420	2,342	5,980	1,017	272,252

Accumulated depreciation
January 1, 2012 *	57,167	28,776	5,676	27,573	1,003	2,057	-	122,252
Current year depreciation *	11,582	4,259	1,124	9,697	422	765	-	27,849
Disposals	(5,012)	(322)	(458)	(3,995)	-	-	-	(9,787)
Transfers	112	470	-	-	(582)	-	-	-
Impact of foreign exchange	(401)	(188)	(67)	(169)	(2)	(16)	-	(843)

December 31, 2012 *	63,448	32,995	6,275	33,106	841	2,806	-	139,471
Current year depreciation	12,899	5,154	1,716	11,376	587	657	-	32,389
Disposals	(18,865)	(5,517)	(853)	(10,243)	(74)	-	-	(35,552)
Transferred to held for sale	-	-	-	-	-	(754)	-	(754)
Transfers	209	378	24	62	(673)	-	-	-
Impact of foreign exchange	1,472	668	282	653	(4)	93	-	3,164

December 31, 2013	59,163	33,678	7,444	34,954	677	2,802	-	138,718

Net book value
December 31, 2012 *	38,111	19,444	3,789	45,147	2,842	4,389	1,272	114,994

December 31, 2013	40,960	23,019	5,229	58,466	1,665	3,178	1,017	133,534

* Restated

Included in leasehold improvements is construction work in progress in the amount of $3,919,000 (2012 – $1,083,000), on which depreciation has not started. The Company entered into finance leases for certain office and automotive equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

11. Goodwill

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Net goodwill, beginning of the year	566,784	509,028
Current year acquisitions	7,523	63,474
Impact of foreign exchange	20,519	(5,718)

Net goodwill, end of the year	594,826	566,784

Gross goodwill, end of the year	772,826	744,784
Accumulated impairment losses	(178,000)	(178,000)

Net goodwill, end of the year	594,826	566,784

Goodwill arising on acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

The Company allocates goodwill to its CGUs, which are also its operating segments. These CGUs are defined based on the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Other factors are considered, including how management monitors the entity’s operations. The Company has defined its CGUs as Canada, the United States, and International. The Company does not monitor goodwill at or allocate goodwill to its practice area units.

On October 1, 2013, and October 1, 2012, the Company performed its annual goodwill impairment test in accordance with its policy as described in note 4. Based on the results of these tests, the Company concluded that the recoverable amount of its CGUs exceeded their carrying amount and, therefore, goodwill was not impaired.

The Company has allocated its goodwill to its CGUs as follows:

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Canada	290,009	286,127
United States	304,817	280,657

Allocated	594,826	566,784

Management believes that the methodology used to test impairment of goodwill, which involves a significant number of judgments and estimates, provides a reasonable basis for determining whether an impairment has occurred. Many of the factors used in determining whether or not goodwill is impaired are outside management’s control and involve inherent uncertainty. Therefore, actual results could differ from those estimated. It is reasonably likely that assumptions and estimates will change in future periods and could have a significant impact on the recoverable amount of a CGU, resulting in impairments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Valuation techniques

When performing the goodwill impairment test, the Company compares the recoverable amount of its CGUs to their respective carrying amounts. If the carrying amount of a CGU is higher than its recoverable amount, an impairment charge is recorded as a reduction in the carrying amount of the goodwill on the consolidated statements of financial position and recognized as a non-cash impairment charge in income.

The Company estimates the recoverable amount by using the fair value less costs to sell approach. It estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a CGU’s projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions. The Company uses cash flow projections from financial forecasts approved by senior management covering a five-year period. For its October 1, 2013, and October 1, 2012, impairment test, the Company discounted its CGUs’ cash flows using after-tax discount rates ranging from 10.0% to 12.0%. To arrive at cash flow projections, the Company used estimates of economic and market information over the projection period (note 5).

The Company validates its estimate of the fair value of each CGU under the income approach by comparing the resulting multiples to multiples derived from comparable public companies and comparable private company transactions. The Company reconciles the total of the fair values of its CGUs with its market capitalization to determine if the sum of the individual fair values is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair values of the CGUs, the Company reviews and adjusts, if appropriate, the discount rates by CGUs and considers if the implied control premium is reasonable in light of current market conditions. The fair value measurement was categorized as a level 3 fair value based on the inputs in the valuation technique used (note 22).

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in the Company’s share price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment, the Company may need to test its goodwill for impairment between its annual testing periods. In addition, it is possible that changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value of the Company’s goodwill could cause its CGUs to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities, or debt covenants and will not have an impact on its future operations.

Key assumptions

The calculation of fair value less costs to sell for all CGUs is most sensitive to the following assumptions:

—	Operating margins based on actual experience and management’s long-term projections.

—	Discount rates reflecting investors’ expectations when discounting future cash flows to a present value, taking into consideration market rates of return, capital structure, company size, and industry risk. This rate is further adjusted to reflect risks specific to the CGU for which future estimates of cash flows have not been adjusted.

—	Growth rate estimates based on actual experience and market analysis. Projections are extrapolated beyond five years using a growth rate that typically does not exceed 3.0%.

Sensitivity to changes in assumptions

As at October 1, 2013, the recoverable amount of the Company’s Canadian and US CGUs exceeded their carrying amount. For the assessment of fair value less costs to sell, management believes that no reasonably possible change in any of the above key assumptions would have caused the carrying amount of the Canadian or US CGU to exceed its recoverable amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

12. Intangible Assets

(In thousands of Canadian dollars)	Client Relationships $	Contract Backlog $	Software $	Other $	Total $	Total Lease Disadvantage (note 18) $

Cost
December 31, 2011	74,496	10,827	26,734	3,808	115,865	(6,002)
Additions	-	-	13,914	-	13,914	-
Additions – internal development	-	-	884	-	884	-
Additions arising on acquisitions	12,995	5,854	290	1,431	20,570	(1,353)
Removal of fully amortized assets	(741)	(4,885)	(4,310)	(1,373)	(11,309)	-
Impact of foreign exchange	(915)	(173)	(2)	(31)	(1,121)	120

December 31, 2012	85,835	11,623	37,510	3,835	138,803	(7,235)
Additions	-	-	9,772	-	9,772	-
Additions – internal development	-	-	105	-	105	-
Additions arising on acquisitions	3,329	761	-	319	4,409	(13)
Removal of fully amortized assets	(789)	(7,670)	(673)	(2,486)	(11,618)	984
Impact of foreign exchange	3,440	571	55	93	4,159	(500)

December 31, 2013	91,815	5,285	46,769	1,761	145,630	(6,764)

Accumulated amortization
December 31, 2011	27,667	4,412	9,581	2,158	43,818	(1,051)
Current year amortization	6,431	6,296	6,986	1,346	21,059	(1,051)
Removal of fully amortized assets	(741)	(4,885)	(4,310)	(1,373)	(11,309)	-
Impact of foreign exchange	(394)	(93)	(9)	(17)	(513)	27

December 31, 2012	32,963	5,730	12,248	2,114	53,055	(2,075)
Current year amortization	7,294	5,342	9,675	982	23,293	(2,058)
Removal of fully amortized assets	(789)	(7,670)	(673)	(2,486)	(11,618)	984
Impact of foreign exchange	1,544	410	38	51	2,043	(208)

December 31, 2013	41,012	3,812	21,288	661	66,773	(3,357)

Net book value
December 31, 2012	52,872	5,893	25,262	1,721	85,748	(5,160)

December 31, 2013	50,803	1,473	25,481	1,100	78,857	(3,407)

Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. Other than goodwill, the Company has not recorded any intangible assets with indefinite lives. Included in software are finance leases with a net book value of $10,058,000 (2012 – $10,433,000) and $346,000 (2012 – $241,000) in internally generated software that is not ready for use and, therefore, is not being amortized.

In accordance with its accounting policies in note 4, the Company tests intangible assets for recoverability when events or a change in circumstances indicate that their carrying amount may not be recoverable. In determining indicators of impairment of intangible assets, the Company considers external sources of information such as prevailing economic and market conditions. It also considers internal sources of information such as the historical and expected financial performance of the intangible assets. If indicators of impairment are present, the Company determines recoverability based on an estimate of discounted cash flows, using the fair value less costs to sell method, and the measurement of impairment loss is based on the amount that the carrying amount of an intangible

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

asset exceeds its recoverable amount. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets. During 2013, the Company concluded that there were no indicators of impairment to intangible assets.

13. Investments in Joint Ventures and Associates

The Company has interests in a number of individually immaterial joint ventures and associates. The Company’s joint ventures and associates are private entities that are not listed on any public exchange. All operations are continuing. The Company has no share of any contingent liabilities or capital commitments in its joint ventures as at December 31, 2013, and December 31, 2012.

Movement in investments in joint ventures and associates	December 31 2013 $	December 31 2012 $
(In thousands of Canadian dollars)

		(Restated)

Balance, beginning of the year	5,286	3,980
Equity contribution	96	-
Share of total comprehensive income	2,276	2,026
Dividends/distributions received	(2,685)	(724)
Impact of foreign exchange	23	4

Balance, end of the year	4,996	5,286

To support the activities of certain joint ventures and associates, the Company and the other investors in the joint ventures have agreed to make additional contributions, in proportion to their interests, to make up any losses, if required. In addition, for certain joint ventures and associates, the profits will not be distributed until the parties to the arrangement provide consent for distribution.

14. Other Financial Assets

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

		(Restated)

Investments held for self-insured liabilities	92,503	67,590
Investments	1,723	2,063
Holdbacks on long-term contracts	6,188	5,392
Indemnifications	1,377	1,762
Future sublease revenue	2,405	4,001
Other	385	553

	104,581	81,361
Less current portion	21,418	17,670

Long-term portion	83,163	63,691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income.

The fair value of the bonds at December 31, 2013, was $59,310,000 (2012 – $46,358,000), the fair value of the equities was $30,115,000 (2012 – $21,232,000), and the fair value of the term deposits was $3,078,000 (2012 – nil). The amortized cost of the bonds at December 31, 2013, was $59,079,000 (2012 – $45,830,000) the cost of the equities was $23,635,000 (2012 – $18,735,000), and the cost of the term deposits was $3,078,000 (2012 – nil). The bonds bear interest at rates ranging from 0.50% to 5.28% per annum (2012 – 0.38% to 5.50%). The term deposits mature at various dates prior to June 2014.

The term to maturity of the bond portfolio, stated at fair value, is as follows:

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Within one year	15,966	13,797
After one year but not more than five years	43,344	32,561

Total	59,310	46,358

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 17). During 2013, the Company decreased provisions and indemnification assets relating to prior acquisitions by $385,000 (2012 – $930,000) because of new information obtained in the year.

Future sublease revenue

When the Company ceases to use an office space under an operating lease arrangement or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments, as well as an asset for the present value of the future rental income that is virtually certain.

15. Trade and Other Payables

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

		(Restated)

Trade accounts payable	85,100	63,811
Employee and payroll liabilities	141,957	119,343
Accrued liabilities	32,056	28,572

	259,113	211,726

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

16. Long-Term Debt

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Non-interest-bearing note payable	257	235
Other notes payable	52,953	81,371
Bank loan	51,053	80,663
Senior secured notes	124,396	124,198
Finance lease obligations	9,414	12,829

	238,073	299,296
Less current portion	37,130	42,888

Long-term portion	200,943	256,408

Other notes payable

The weighted average rate of interest on the other notes payable is 3.10% (2012 – 2.82%). The notes may be supported by promissory notes and are due at various times from 2014 to 2016. The aggregate maturity value of the notes is $53,379,000 (2012 – $82,439,000). At December 31, 2013, $26,277,000 (US$24,706,000) (2012 – $41,555,000 (US$41,768,000)) of the notes’ carrying amount was payable in US funds.

Bank loan

During the third quarter of 2013, the Company reached an agreement to extend the maturity date of its $350-million revolving credit facility under the same terms and conditions to August 31, 2017. This facility allows the Company access to an additional $150 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit.

At December 31, 2013, $51,053,000 (US$48,000,000) of the bank loan was payable in US funds. At December 31, 2012, $65,663,000 (US$66,000,000) of the bank loan was payable in US funds and $15,000,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 24). The average interest rate applicable at December 31, 2013, was 1.37% (2012 – 1.60%) (note 26).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At December 31, 2013, the Company had issued and outstanding letters of credit, expiring at various dates before January 2015, totaling $222,000 (2012 – $4,639,000), payable in Canadian funds, and $950,000 (US$893,000) (2012 – $1,240,000 (US$1,246,000)), payable in US funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2013, $297,775,000 (2012 – $263,458,000) was available in the revolving credit facility for future activities.

The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At December 31, 2013, the Company had issued bonds under this surety facility

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

totaling $945,000 (2012 – nil) in Canadian funds, and $3,765,000 (US$3,540,000) (2012 – $11,061,000 (US$11,118,000)) issued in US funds. These bonds expire at various dates before April 2020.

The Company has a bid bond facility, expiring on August 31, 2017, in the amount of $10 million. This facility allows the Company access to an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in an international currency. At December 31, 2013, $7,036,000 (2012 – $1,998,000) was issued under this bid bond facility and was payable in various international currencies and expiring at various dates before November 2014.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes. The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 24). All Company assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

Finance lease obligations

The Company has finance leases for software, automotive and office equipment. At December 31, 2013, the Company’s finance lease obligations included finance leases bearing interest at rates ranging from 0.78% to 12.98% (2012 – 0.78% to 13.06%). These finance leases expire at various dates before August 2017.

Future minimum lease payments under finance leases, together with the present value of the net minimum lease payments, are as follows:

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Within one year	5,491	4,945
After one year but not more than five years	4,544	8,596

Total minimum lease payments	10,035	13,541

Present value of minimum lease payments	9,414	12,829

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

17. Provisions

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Provision for self-insured liabilities	47,628	36,381
Provisions for claims	6,946	8,717
Onerous contracts	7,012	6,724

	61,586	51,822
Less current portion	12,047	14,863

Long-term portion	49,539	36,959

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking damages that substantially exceed the Company’s insurance coverage. Based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimable liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place to respond to and offset the cost of resolving these claims.

Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than those recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management reviews the timing of the outflows of these provisions on a regular basis. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Provision, beginning of the year	36,381	36,662
Current-year provision	16,807	10,612
Payment for claims settlement	(7,263)	(10,396)
Impact of foreign exchange	1,703	(497)

Provision, end of the year	47,628	36,381

The current and long-term portions of provision for self-insured liabilities are determined based on an actuarial estimate. At December 31, 2013, the long-term portion was $44,553,000 (2012 – $34,097,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Provisions for claims

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Provisions, beginning of the year	8,717	11,554
Current-year provisions	1,413	177
Claims from acquisitions	-	882
Claims paid or otherwise settled	(3,310)	(3,860)
Impact of foreign exchange	126	(36)

Provisions, end of the year	6,946	8,717

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 7 and 14).

Onerous contracts

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Liability, beginning of the year	6,724	10,233
Current-year provisions	5,465	1,647
Resulting from acquisitions	-	409
Costs paid or otherwise settled	(5,552)	(5,401)
Impact of foreign exchange	375	(164)

Liability, end of the year	7,012	6,724

Onerous contracts consist of lease exit liabilities and sublease losses (note 4g). Payments for onerous contracts will occur until December 2024.

18. Other Liabilities

(In thousands of Canadian dollars)	Notes	December 31 2013 $	December 31 2012 $

Deferred gain on sale leaseback		3,131	3,567
Lease inducement benefits		40,679	32,666
Lease disadvantages	12	3,407	5,160
Deferred share units payable	21	12,198	5,788
Restricted share units payable	21	3,598	2,456
Liability for uncertain tax positions		4,779	1,791

		67,792	51,428
Less current portion		9,837	8,650

Long-term portion		57,955	42,778

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

19. Commitments

The Company has entered into various operating lease commitments, including commitments for annual basic premises rent under long-term leases, storage facilities, and equipment and vehicle operating leases. The Company also entered into purchase obligations for software support and equipment. Depending on the agreement, the Company may enter into renewal options or escalation clauses.

Future minimum rentals payable under non-cancellable operating leases and purchase obligations as at December 31, 2013, are as follows:

(In thousands of Canadian dollars)	$

Within one year	107,832
After one year but not more than five years	319,607
More than five years	141,016

568,455

The premises rental expense for the year ended December 31, 2013, was $90,822,000 (2012 – $76,713,000).

Sublease rental income for the year ended December 31, 2013, was $4,565,000 (2012 – $3,669,000). Future minimum sublease payments expected to be received under non-cancellable sublease agreements as at December 31, 2013, are $5,646,000 (2012 – $5,995,000).

20. Contingencies and Guarantees

The nature of the Company’s legal claims and the provisions recorded for these claims are described in note 17. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to reported legal incidents that, based on current known facts, are not probable to result in future cash outflows. The Company is monitoring these incidents and will accrue no provision until further information results in a situation in which the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

During 2009, the Company issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If the guarantee is exercised, the Company has recourse to its insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in professional services. At December 31, 2013, $155,000 of this guarantee has been exercised, but the Company has not made any payments under this guarantee and no amounts have been accrued in the consolidated financial statements with respect to the guarantee. This guarantee expires on July 15, 2014.

In the normal course of business, the Company provides indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes to or in the interpretation of laws and regulations, or as a result of damages or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications will vary based upon the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications.

Historically, the Company has not made any material payments under such indemnifications, and no amounts have been accrued in the consolidated financial statements with respect to these indemnifications.

21. Share Capital

Authorized

Unlimited      Common shares, with no par value

Unlimited      Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During the second quarter of 2013, the Company did not renew its normal course issuer bid with the TSX, which expired on May 31, 2013.

During 2013, the Company recognized a share-based compensation expense of $12,707,000 (2012 – $7,507,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $3,778,000 (2012 – $2,805,000) related to the fair value of options granted and $8,929,000 (2012 – $4,702,000) related to cash-settled share-based compensation (deferred share units and restricted share units).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Share options

Under the Company’s share option plan, options to purchase common shares may be granted by the board of directors to officers and employees. Options are granted at exercise prices equal to or greater than fair market value at the issue date, generally vest evenly over a three-year period, and have contractual lives of seven years. The aggregate number of common shares reserved for issuance that may be purchased upon the exercise of options granted pursuant to the plan shall not exceed 4,487,026 common shares. At December 31, 2013, 743,570 (2012 – 1,165,400) options were available for issue.

The Company has granted share options to officers and employees to purchase 1,305,415 shares at prices between $28.65 and $41.75 per share. These options expire on dates between August 17, 2014, and February 26, 2020.

	December 31 2013		December 31 2012

	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the year	1,475,823	28.79	1,578,300	26.64
Granted	455,000	41.75	375,500	29.75
Exercised	(592,238)	27.87	(460,309)	22.17
Forfeited	(33,170)	33.81	(17,668)	28.90

Share options, end of the year	1,305,415	33.60	1,475,823	28.79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

The options held by officers and employees at December 31, 2013, were as follows:

Options Outstanding				Options Exercisable

Range of Exercise Prices $	Outstanding #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Shares Exercisable #	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $

28.65 – 30.61	862,415	3.58	29.42	508,766	2.74	29.45
41.75	443,000	6.16	41.75	-	-	-

28.65 – 41.75	1,305,415	4.46	33.60	508,766	2.74	29.45

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected share price volatility.

In 2013, the Company granted 455,000 (2012 – 375,500) share options. The estimated fair value of options granted at the share market price on the grant date was $11.18 (2012 – $8.47) and was determined using the weighted average assumptions indicated below:

	2013	2012

Volatility in the price of the Company’s shares (%)	34.96	39.08
Risk-free interest rate (%)	1.44	1.39
Expected hold period to exercise (years)	4.50	4.50
Dividend yield (%)	1.58	2.00
Exercise price ($)	41.75	29.75

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected hold period of the share option. The risk-free interest rate for the expected hold period of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected hold period prior to exercising the option.

A summary of the status of the Company’s non-vested options as of December 31, 2013, and of changes in the year, are as follows:

	Number of Shares Subject to Option #	Weighted Average Grant Date Fair Value $

Non-vested share options, beginning of the year	617,053	9.56
Granted	455,000	11.18
Vested	(245,731)	9.66
Forfeited	(29,673)	10.17

Non-vested share options, end of the year	796,649	10.43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

As at December 31, 2013, 796,649 (2012 – 617,053) options remained unvested. As at December 31, 2013, a total compensation cost of $3,019,000 (2012 – $2,035,000) related to the Company’s share option plans remains unrecognized. This cost is expected to be recognized over a weighted average period of 0.85 years (2012 – 0.92 years).

Dividends

The holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The following table describes the dividends declared and recorded in the consolidated financial statements in 2013 and 2012.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

February 15, 2012	March 30, 2012	April 17, 2012	0.150	6,856,000
May 9, 2012	June 29, 2012	July 19, 2012	0.150	6,863,000
August 2, 2012	September 28, 2012	October 18, 2012	0.150	6,882,000
October 31, 2012	December 31, 2012	January 17, 2013	0.150	6,897,000
February 20, 2013	March 28, 2013	April 18, 2013	0.165	7,611,000
May 8, 2013	June 28, 2013	July 18, 2013	0.165	7,625,000
July 31, 2013	September 27, 2013	October 17, 2013	0.165	7,649,000
October 30, 2013	December 31, 2013	January 16, 2014	0.165	-

As at December 31, 2013, trade and other payables include $7,684,000 related to the dividends declared on October 30, 2013.

Deferred share units

Under the Company’s deferred share unit plan, the chief executive officer (CEO) and directors of the board of the Company may receive deferred share units equal to one common share. These units vest on their grant date. They are paid out to the CEO and directors of the board of the Company upon their death or retirement, or in the case of the CEO, on termination, in the form of cash. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. Deferred share units cannot be paid in the form of Company shares. These units are recorded at fair value. Deferred share units are adjusted for dividends as they arise, based on the number of units outstanding on the record date. During 2013, 35,267 deferred share units were issued (2012 – 40,789). As at December 31, 2013, 182,003 units were outstanding at the fair value of $12,198,000 (2012 – 146,736 units at the fair value of $5,788,000).

Restricted share units

Under the Company’s restricted share unit plan, senior vice presidents may receive restricted share units equal to one common share. The senior vice presidents are granted an allotment of these units annually in which, after two years, they receive a cash equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days prior to the unit’s release date. The restricted share units vest on their grant date since the senior vice presidents are not required to complete a specified period of service. The units are recorded at fair value. Restricted share units are adjusted for dividends as they arise based on the number of units outstanding on the record date. During 2013, 25,353 restricted share units were issued (2012 – 28,949). As at December 31, 2013, 53,691 units were outstanding at the fair value of $3,598,000 (2012 – 62,260 units at the fair value of $2,456,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

22. Fair Value Measurements

All financial instruments carried at fair value are categorized in one of the following three categories:

—	Level 1 – quoted market prices in active markets for identical assets or liabilities at the measurement date
—	Level 2 – observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities that are not active, or other inputs that are observable directly or indirectly
—	Level 3 – unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. There has been no change in the method of determining fair value in the year.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the year ended December 31, 2013, there were no transfers between level 1 and level 2 fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets measured and adjusted to fair value on a recurring basis as at December 31, 2013:

(In thousands of Canadian dollars)	Notes	Carrying Amount of Asset $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Investments held for self-insured liabilities	14	92,503		92,503

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. The fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. The fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

The following table summarizes the Company’s fair value hierarchy for those liabilities not measured at fair value but disclosed at fair value on a recurring basis as at December 31, 2013:

(In thousands of Canadian dollars)	Notes	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Other notes payable	16	53,798	-	53,798	-
Senior secured notes	16	130,468	-	130,468	-

		184,266	-	184,266	-

The fair values of other notes payable and senior secured notes are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

23. Financial Instruments

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, future sublease revenue, and trade and other receivables. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $630,756,000 as at December 31, 2013 (2012 – $473,205,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. The risk associated with bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables (a non-IFRS measure). At December 31, 2013, there were 62 days (2012 – 64 days) of revenue in trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350-million revolving credit facility and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at December 31, 2013, was $297,775,000 (2012 – $263,458,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 24).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2012
Trade and other payables	211,726	211,726	-	-
Long-term debt	302,576	43,603	202,174	56,799
Other financial liabilities	4,014	1,672	767	1,575

Total contractual obligations (Restated)	518,316	257,001	202,941	58,374

December 31, 2013
Trade and other payables	259,113	259,113	-	-
Long-term debt	240,399	37,946	146,521	55,932
Other financial liabilities	3,968	1,927	164	1,877

Total contractual obligations	503,480	298,986	146,685	57,809

In addition to the financial liabilities listed in the preceding table, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 16.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds and term deposits.

If the interest rate on the Company’s revolving credit facility balance at December 31, 2013, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $188,000 (2012 – $296,000). If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

The Company has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the interest payments for the senior secured notes.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

If the exchange rates had been $0.01 higher or lower at December 31, 2013, with all other variables held constant, net income would have increased or decreased by approximately $42,000 (2012 – $29,000).

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

24. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, as well as acquisition growth and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

—	net debt to EBITDA ratio below 2.5
—	return on equity (ROE) at or above 14%

These objectives are established annually and monitored quarterly. The targets for 2013 remained unchanged from 2012.

Net debt to EBITDA ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio was 0.36 at December 31, 2013. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of those quarters. The Company’s ROE was 18.2% for the year ended December 31, 2013 (2012 – 18.0%).

The Company is subject to restrictive covenants related to its $350-million revolving credit facility and its senior secured notes that are measured on a quarterly basis. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDAR is calculated as EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under these agreements as at and throughout the year ended December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

25. Income Taxes

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	For the year ended December 31

	2013%	2012%

		(Restated)

Income tax expense at statutory Canadian rates	25.9	26.0
Increase (decrease) resulting from:
Income from associated companies	(0.1)	(0.1)
Rate differential on foreign income	1.4	1.1
Non-deductible expenses:
Meals and entertainment	0.6	0.6
Share-based compensation	-	0.1
Non-taxable foreign income net of non-creditable withholding taxes	(1.0)	(1.3)
Other	(0.3)	-

	26.5	26.4

The major components of deferred income tax recovery are as follows:

	For the year ended December 31

(In thousands of Canadian dollars)	2013 $	2012 $

		(Restated)

Origination and reversal of timing differences	(7,487)	(2,391)
Write-down of loss carryforwards	69	1,320
Change of tax rates	(12)	(6)

Total deferred income tax recovery	(7,430)	(1,077)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Significant components of the Company’s deferred income tax assets and liabilities are as follows:

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

Deferred income tax assets
Differences in timing of deductibility of expenses	35,068	31,014
Loss carryforwards	2,284	3,668
Tax cost of property and equipment in excess of carrying value	5,487	4,031
Deferred gain on sale of building	208	323
Other	2,336	1,939

	45,383	40,975

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

		(Restated)

Deferred income tax liabilities
Cash to accrual adjustments on acquisitions of US subsidiaries	3,637	6,347
Differences in timing of taxability of revenues	12,972	13,740
Carrying value of property and equipment in excess of tax cost	2,668	53
Carrying value of intangible assets in excess of tax cost	35,758	34,235
Other	3,047	3,465

	58,082	57,840

The following is a reconciliation of net deferred tax assets (liabilities):

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

		(Restated)

Balance, beginning of the year	(16,865)	(10,922)
Tax recovery during the year recognized in net income	7,430	1,077
Tax expense during the year recognized in other comprehensive income	(78)	(33)
Deferred taxes acquired through business combinations	(2,398)	(7,034)
Impact of foreign exchange	(227)	(64)
Other	(561)	111

Balance, end of the year	(12,699)	(16,865)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

At December 31, 2013, except as noted below, all loss carryforwards available to reduce the taxable income of Canadian, US, and foreign subsidiaries were recognized in the consolidated financial statements. The Company has unrecognized federal loss carryforwards of approximately $941,000 (US$885,000) (2012 – $881,000 (US$885,000)) that are available to reduce the taxable income of certain US subsidiaries and that expire at varying times over the next 20 years. The Company also has unrecognized loss carryforwards of approximately $9,295,000 (2012 – $8,499,000) and no recognized loss carryforwards (2012 – $97,000) that are available to reduce the taxable income of certain other foreign subsidiaries.

26. Net Interest Expense and Other Net Finance (Income) Expense

Net interest expense

	For the year ended December 31

(In thousands of Canadian dollars)	2013 $	2012 $

		(Restated)

Interest on other notes payable	2,330	1,735
Interest on bank loan	1,301	2,562
Interest on senior secured notes	5,649	5,644
Interest on finance leases	491	141
Other	434	486

Total interest expense	10,205	10,568

Interest income on available-for-sale investment debt securities	(1,110)	(1,471)
Other	(475)	(416)

Total interest income	(1,585)	(1,887)

Net interest expense	8,620	8,681

Other net finance (income) expense	For the year ended December 31

(In thousands of Canadian dollars)	2013 $	2012 $

Amortization on available-for-sale investment debt securities	359	307
Bank charges	2,571	2,481

Total other finance expense	2,930	2,788

Realized gain on sale of available-for-sale investment debt securities	(78)	(15)
Derecognition of note payable	(4,198)	-

Total other finance income	(4,276)	(15)

Other net finance (income) expense	(1,346)	2,773

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

27. Employee Costs

	For the year ended December 31

	2013	2012
(In thousands of Canadian dollars)	$	$

		(Restated)

Wages, salaries, and benefits	1,201,116	1,013,175
Pension costs	31,626	27,272
Share-based compensation	12,707	7,507

Total employee costs	1,245,449	1,047,954

Direct labor	829,926	699,657
Indirect labor	415,523	348,297

Total employee costs	1,245,449	1,047,954

Direct labor costs include the salaries, wages, and related fringe benefits for labor hours that are directly associated with the completion of projects. Bonuses, share-based compensation, and salaries, wages, and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

28. Earnings Per Share

The number of basic and diluted common shares outstanding, as calculated on a weighted average basis, is as follows:

	December 31 2013	December 31 2012
	#	#

Basic shares outstanding	46,255,231	45,751,828
Share options (dilutive effect of 1,305,415 options; 2012 – 1,475,823)	328,015	45,266

Diluted shares outstanding	46,583,246	45,797,094

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

29. Cash Flows from Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the year ended December 31

	2013	2012
(In thousands of Canadian dollars)	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES		(Restated)
Net income for the year	146,201	121,019
Add (deduct) items not affecting cash:
Depreciation of property and equipment	32,389	27,849
Amortization of intangible assets	21,235	20,008
Deferred income tax	(7,430)	(1,077)
Loss on dispositions of investments and other assets	4,086	1,126
Share-based compensation expense	12,707	7,507
Provision for self-insured liability and claims	18,220	10,789
Other non-cash items	(5,942)	(2,675)
Share of income from joint ventures and associates	(2,276)	(2,026)

	219,190	182,520

Trade and other receivables	(13,472)	(4,036)
Unbilled revenue	12,366	(5,012)
Prepaid expenses	(3,725)	1,594
Trade and other payables	32,727	(19,127)
Billings in excess of costs	13,537	10,624
Income taxes payable	11,506	13,953

	52,939	(2,004)

Cash flows from operating activities	272,129	180,516

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

30. Related-Party Disclosures

Subsidiaries

As at December 31, 2013, the Company has subsidiaries that are controlled by the Company and consolidated in the Company’s consolidated financial statements. Control is established when the Company is exposed to variable returns of the entity and can use its power to influence the variable returns.

The Company owns 100% of the voting and restricted securities of the entities below with the exception of AIVEK Stantec Limited Partnership (AIVEK) and Stassinu Stantec Limited Partnership (Stassinu).

The Company holds less than 50% of the voting rights of both AIVEK and Stassinu; however, the Company serves as the general partner for both entities and holds the ultimate decision making rights for both entities, including power to influence the variable returns of the entities through control over their relevant activities. Based on these facts and circumstances, management determined that the Company controls these entities, with the remaining non-controlling interests being immaterial.

Name	Jurisdiction of Incorporation

58053 Newfoundland & Labrador Inc.	Newfoundland and Labrador, Canada
59991 Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
3221969 Nova Scotia Company	Nova Scotia, Canada
AIVEK Stantec Limited Partnership	Newfoundland and Labrador, Canada
ENTRAN of Virginia, PLLC	Virginia, United States
International Insurance Group Inc.	Barbados
Jacques Whitford Consultants BV	Netherlands
Jacques Whitford Holdco Ltd.	Cayman Islands
Nu Nennè-Stantec Inc.	Alberta, Canada
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting Cayman Islands Ltd.	Cayman Islands
Stantec Consulting Colombia S.A.S.	Colombia
Stantec Consulting Guatemala, S.A.	Guatemala
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Consulting Ltd.	Canada
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware II LLC	Delaware, United States
Stantec do Brasil Engenharia e Consultoria Ltda.	Brazil
Stantec Experts-conseils ltée	Canada
Stantec Holdings (Delaware) III Inc.	Delaware, United States
Stantec Holdings Ltd.	Canada
Stantec Holdings II Ltd.	Alberta, Canada
Stantec Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Technology International Inc.	Delaware, United States
Stassinu Stantec Limited Partnership	Newfoundland and Labrador, Canada
UEI Associates, Inc.	Texas, United States
UEI Global I, Inc.	Texas, United States
Universal Energy do Brasil Ltda.	Brazil

There are no significant restrictions on the Company’s ability to access or use assets, or to settle liabilities of its subsidiaries. The financial statements of all subsidiaries are prepared as at the same reporting date as that of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Structured entities

As at December 31, 2013, the Company has management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. These entities have been designed so that voting rights are not the dominant factor in deciding who controls the entity. Each entity has a management agreement in place that provides the Company with control over the relevant activities of the entity, and where it has been assessed that the Company is exposed to variable returns of the entity and can use its power to influence the variable returns. The Company receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management determined that the Company controls these entities and they are consolidated in the Company’s consolidated financial statements. The Company does not have any unconsolidated structured entities.

The following is a list of the structured entities that are consolidated in the Company’s financial statements.

Name	Jurisdiction of Incorporation

Stantec Architecture and Engineering LLC	Pennsylvania, United States
Stantec Architecture and Engineering P.C.	Massachusetts, United States
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Connecticut Inc.	Connecticut, United States
Stantec Consulting Private Limited	India
Stantec Engineering (Puerto Rico) P.S.C.	Puerto Rico
Stantec Geomatics Ltd.	Alberta, Canada
Stantec International Inc.	Pennsylvania, United States
Stantec Limited	England and Wales
Stantec Planning and Landscape Architecture P.C.	Maine, United States
Stantec Planning and Landscape Architecture P.C.	New York, United States

Compensation of key management personnel and directors of the Company

	For the year ended December 31

	2013	2012
(In thousands of Canadian dollars)	$	$

Salaries and other short-term employment benefits	9,474	8,446
Directors’ fees	281	290
Share-based compensation	9,385	5,145

Total compensation	19,140	13,881

The Company’s key management personnel include its CEO, chief financial officer, chief operating officer, and senior vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting year. Share-based compensation includes the fair value adjustment for the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

31. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company has three operating segments—Canada, the United States, and International—which are aggregated into the consulting services reportable segment.

Geographic information: Non-current assets

	December 31 2013	December 31 2012
(In thousands of Canadian dollars)	$	$

		(Restated)

Canada	426,452	412,290
United States	378,721	352,717
International	2,044	2,519

	807,217	767,526

Non-current assets for this purpose consist of property and equipment, goodwill, and intangible assets.

Geographic information: Gross revenue

	For the year ended December 31

	2013	2012
(In thousands of Canadian dollars)	$	$

		(Restated)

Canada	1,290,215	1,080,932
United States	867,479	715,921
International	78,716	73,406

	2,236,410	1,870,259

Gross revenue is attributed to countries based on the location of the project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Practice area unit information: Gross revenue

	For the year ended December 31

(In thousands of Canadian dollars)	2013 $	2012 $

		(Restated)

Buildings	401,863	413,181
Environment	732,289	629,549
Industrial	533,479	384,758
Transportation	337,167	231,503
Urban Land	231,612	211,268

	2,236,410	1,870,259

Allocation of gross revenue to practice area units has been restated for comparative figures due to a realignment of several practice components between the Company’s Transportation and Urban Land practice area units and due to the adoption of IFRS 10 and 11 (note 6).

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

32. Amounts Due from Customers

The net amount due from customers, excluding trade receivables, for contracts in progress at each consolidated statement of financial position date, is as follows:

(In thousands of Canadian dollars)	December 31 2013 $	December 31 2012 $

		(Restated)

Gross amount due from customers (unbilled revenue)	143,894	148,908
Gross amount due to customers (billings in excess of costs)	(77,803)	(60,822)

Net amount due from customers	66,091	88,086

As at December 31, 2013, the current portion of holdbacks held by customers included in trade and other receivables was $3,423,000 (2012 – $4,433,000).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

33. Investment Tax Credits

Investment tax credits, arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation, are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2013, investment tax credits of $3,099,000 (2012 – $1,045,000) were recorded and reduced administrative and marketing expenses.

34. Events after the Reporting Period

On January 24, 2014, the Company acquired certain assets and liabilities, and the business of Williamsburg Environmental Group, Inc., and Cultural Resources, Inc. (WEG) for cash consideration and notes payable. Based in Williamsburg, Virginia, WEG also has offices in Richmond, Glen Allen, and Fredericksburg, Virginia. WEG provides specialized environmental services in ecology, environmental planning, water resources, wetland mitigation, stream assessment and restoration, landscape architecture, golf course planning, construction administration, cultural resource management, historic preservation, and regulatory support to public and private sector clients. The addition of WEG will expand the Company’s environmental services practice in the US Mid Atlantic.

On February 26, 2014, the Company declared a dividend of $0.185 per share, payable on April 17, 2014, to shareholders of record on March 28, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

STANTEC INC.

Locations Canada Calgary, Alberta Edmonton, Alberta Fort McMurray, Alberta Grande Prairie, Alberta Lethbridge, Alberta Medicine Hat, Alberta Red Deer, Alberta Burnaby, British Columbia Kamloops, British Columbia Kelowna, British Columbia Quesnel, British Columbia Sidney, British Columbia Surrey, British Columbia Terrace, British Columbia Vancouver, British Columbia Victoria, British Columbia Winnipeg, Manitoba Corner Brook, Newfoundland & Labrador Happy Valley-Goose Bay, Newfoundland & Labrador Labrador City, Newfoundland & Labrador St. John’s, Newfoundland & Labrador Fredericton, New Brunswick Moncton, New Brunswick Saint John, New Brunswick Yellowknife, Northwest Territories Halifax, Nova Scotia Sydney, Nova Scotia Iqaluit, Nunavut Barrie, Ontario Guelph, Ontario Hamilton, Ontario Kitchener, Ontario London, Ontario Markham, Ontario Mississauga, Ontario North Bay, Ontario Ottawa, Ontario Sudbury, Ontario Toronto, Ontario Windsor, Ontario Charlottetown, Prince Edward Island Montreal, Quebec Regina, Saskatchewan Saskatoon, Saskatchewan Whitehorse, Yukon United States Birmingham, Alabama Phoenix, Arizona Tempe, Arizona Tucson, Arizona Bakers?eld, California Fresno, California Irvine, California Los Angeles, California Los Gatos, California Modesto, California Petaluma, California Redlands, California Rocklin, California Sacramento, California San Diego, California San Francisco, California San Luis Obispo, California Sherman Oaks, California Thousand Oaks, California Walnut Creek, California Boulder, Colorado Denver, Colorado Fort Collins, Colorado Hamden, Connecticut Hartford, Connecticut Washington, District of Columbia Boca Raton, Florida Bonifay, Florida Coral Gables, Florida Fort Myers, Florida Jacksonville, Florida Naples, Florida Orlando, Florida Panama City, Florida Port Charlotte, Florida Sarasota, Florida Tallahassee, Florida Tampa, Florida West Palm Beach, Florida Duluth, Georgia Macon, Georgia Chicago, Illinois Lombard, Illinois Spring?eld, Illinois Indianapolis, Indiana Waterloo, Iowa Kansas City, Kansas Lexington, Kentucky Louisville, Kentucky Baton Rouge, Louisiana New Orleans, Louisiana West Monroe, Louisiana Scarborough, Maine Topsham, Maine Baltimore, Maryland Germantown, Maryland Laurel, Maryland Boston, Massachusetts Northampton, Massachusetts Westford, Massachusetts Ann Arbor, Michigan Detroit, Michigan Lansing, Michigan Rochester, Minnesota St. Cloud, Minnesota St. Paul, Minnesota Jackson, Mississippi Vicksburg, Mississippi St. Louis, Missouri Las Vegas, Nevada Reno, Nevada Auburn, New Hampshire Mount Laurel, New Jersey Rochelle Park, New Jersey Toms River, New Jersey Albany, New York Binghamton, New York Buffalo, New York Elmira, New York Hauppauge, New York New York, New York Rochester, New York Charlotte, North Carolina Raleigh, North Carolina Winston-Salem, North Carolina Bismark, North Dakota Fargo, North Dakota Minot, North Dakota Canton, Ohio Cincinnati, Ohio Cleveland, Ohio Columbus, Ohio Logan, Ohio Sylvania, Ohio Toledo, Ohio Portland, Oregon Butler, Pennsylvania Mechanicsburg, Pennsylvania Philadelphia, Pennsylvania Pittsburgh, Pennsylvania Plymouth Meeting, Pennsylvania Royersford, Pennsylvania State College, Pennsylvania Washington, Pennsylvania West Chester, Pennsylvania Guaynabo, Puerto Rico Charleston, South Carolina Chattanooga, Tennessee Nashville, Tennessee Arlington, Texas Dallas, Texas Houston, Texas Salt Lake City, Utah South Burlington, Vermont Fairfax, Virginia Fredericksburg, Virginia Glen Allen, Virginia Richmond, Virginia Williamsburg, Virginia Bellevue, Washington Seattle, Washington Buckhannon, West Virginia Charleston, West Virginia Fairmont, West Virginia Green Bay, Wisconsin Madison, Wisconsin Milwaukee, Wisconsin International St. Michael, Barbados Ahmedabad, India Doha, Qatar Dammam, Saudi Arabia Abu Dhabi, United Arab Emirates Dubai, United Arab Emirates London, United Kingdom Stantec Inc. IBC

Shareholder Information Head Office 200, 10160 – 112 Street Edmonton AB T5K 2L6 Canada Ph: (780) 917-7000 Fx: (780) 917-7330 ir@stantec.com IBC 2013 Stantec Annual Report Transfer Agent Computershare Calgary, Alberta Auditors Ernst & Young LLP Chartered Accountants Edmonton, Alberta Principal Bank Canadian Imperial Bank of Commerce Securities Exchange Listing Stantec shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol STN.

Stantec